SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2010

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the Consolidated Financial Statements corresponding to the fiscal year ended on June 30, 2010 and 2009.

ALTO PALERMO S.A. (APSA)

Free translation of the

Consolidated Financial Statements

As of and for the fiscal years ended June 30, 2010 and 2009

ALTO PALERMO S.A. (APSA)

Annual Report

and Consolidated Financial Statements

for the fiscal years

started on July 1, 2009 and 2008

and ended on June 30, 2010 and 2009

ALTO PALERMO S.A. (APSA)

Annual Report

Corporate Profile

Alto Palermo S.A. (APSA) (“APSA”) (formerly, Sociedad Anónima Mercado de Abasto Proveedor (SAMAP) and alternatively “Alto Palermo S.A.”, “APSA”, “we” or “the Company”) is an Argentine real estate company mainly engaged in the ownership, lease, management, development, operation and purchase of shopping centers which has a major position in the market. Our main purpose is to own, purchase, develop, lease, manage and operate shopping centers.

Furthermore, we are one of the most important owners and managers of shopping centers in Argentina in terms of gross leaseable area and number of shopping centers. As of the end of the year, we owned and/or operated eleven shopping centers in Argentina, six of which are located in the metropolitan area of Buenos Aires, one in the Greater Buenos Aires area, and four in the provinces of Córdoba, Mendoza, Salta and Santa Fe. After year-end, we started to operate an additional shopping center. We also own various properties for future development in Buenos Aires and other major cities in other provinces of Argentina.

We are also involved in the consumer financing business through our subsidiaries Tarshop S.A. (“Tarshop”) and Metroshop S.A. (“Metroshop”). In December 2009, we entered into an agreement for the sale of 80% of our shareholding in Tarshop to Banco Hipotecario S.A. for an amount of US$ 26.8 million. On August 30, 2010, the Argentine Central Bank gave notice to Banco Hipotecario of the transaction’s approval, the closing of which is still pending.

APSA was organized in 1889 under the name “Sociedad Anónima Mercado de Abasto Proveedor (SAMAP)”, and, until 1984, we led the main fresh produce market in the City of Buenos Aires. Our most important asset during that period was the historic Mercado de Abasto building which served as the location of the market from 1889 to 1984, when we largely ceased its operations.

Since the date the Company was acquired by IRSA, in 1994, we have grown through a series of acquisitions and development projects that ended in a corporate reorganization from which our current corporate name and organization structure derive. In April 1997, we merged with fourteen of our subsidiaries, including Alto Palermo S.A., and subsequently changed our name from Sociedad Anónima Mercado de Abasto Proveedor (SAMAP) to Alto Palermo S.A. (APSA). As of June 30, 2010, our largest shareholders are IRSA and Parque Arauco S.A. (“Parque Arauco”), who are holders of 63.35% and 29.6%, respectively, of our stock capital. It should be noted that IRSA has an option to purchase the total shareholding of Parque Arauco for a price of US$ 126 million. As of the date of these financial statements, the parties continue to finalize the legal and business structure that will support the referred option and have agreed to extend the option’s exercise date to September 21, 2010. The Company’s shares are traded on the Buenos Aires Stock Exchange and the NASDAQ in the United States.

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Annual Report

Letter to Shareholders

Dear Shareholders,

In the course of year 2010, the global economy started to exhibit signs of recovery in the wake of the financial crisis unleashed towards the end of 2008 and early 2009. Although there is no certainty as to the global extent of recovery, in Argentina there have been clear signals of an economic improvement such as the renewed momentum in consumption, hand in hand with the stabilization in the local financial situation and healthy figures in the fiscal and foreign trade areas, with all these improvements having been spurred by a firm demand for Argentina’s exports.

This outlook allowed the levels of activity in our business segments exposed to consumption and finance to experience an immediate improvement: our shopping centers continue to post high occupancy rates as well as a significant rise in sales and in cash generation and our consumer financing segment has experienced a strong recovery.

As regards Argentina’s real estate sector, it continues to show unique robustness. The appeal of Argentina’s real estate to investors has been manifest in recent years as it is considered to be an alternative to safeguard asset value given the prevailing volatility and the low yields of financial investments that had been historically considered as low-risk in global markets. Thus, the prices of Argentine real estate have remained firm, with land value ratios in the City of Buenos Aires’ main commercial and residential areas having hit all-time highs. It must be noted that leveraging in the sector is quite low compared to other countries, as Argentina’s stock of mortgages continues to be below 2% of GDP which further evidences the potential for both demand and appreciation in real estate in the event the home mortgage market were to regain momentum.

In the course of this year we agreed to sell 80% of Tarshop S.A.’s capital stock to Banco Hipotecario S.A., which will endow our businesses with improved execution and value creation capacity looking forward.

The following are some remarks on our businesses’ highlights for the past year:

Our shopping centers have exhibited occupancy levels of 97.5% and EBITDA levels in the region of US$ 100 million. We consider that the incorporation of Dot Baires into our portfolio has been successful: tenants’ sales have exceeded the Ps. 760 million mark, and having been operational for only one year, this shopping center already ranks fourth in our portfolio in terms of revenues, which underlines the robustness of the project.

When it comes to the new additions, on July 1st, 2010, Alto Palermo added “Soleil Factory” to its portfolio, having taken possession over the property where this shopping center operates as soon as the transfer of goodwill was fully completed. No sooner had Alto Palermo’s management taken over, than this asset started to evidence interesting signs of improved performance. Together with the acquisition of Soleil Factory, Alto Palermo agreed on the purchase of a plot of land in downtown San Miguel de Tucumán for developing and operating a Shopping Center there. Additionally, during year 2010, we acquired a majority participation in Arcos del Gourmet S.A.: this company is the concessionaire of a plot of land located in the neighborhood of Palermo Viejo, where, in the coming months, we will start developing a new commercial concept: an open-air urban space. As concerns future developments of shopping centers outside the City of Buenos Aires, we have started with the works to build a Shopping

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Annual Report

Center in the city of Neuquén on a plot of land of 50,000 square meters that includes a multi-purpose area. With a current population of more than 300,000 inhabitants, the urban conglomerate that includes the cities of Neuquén and Cipoletti is the biggest services center in the Argentine Patagonian region. Finally, after year-end we executed a preliminary agreement for the purchase of a plot of land of approximately 10,000 square meters in the City of Paraná, Province of Entre Ríos, where we intend to build and operate a shopping center.

As regards our consumer financing segment, Tarshop’s restructuring process has been completed with an ensuing recovery in results due to the measures implemented and improved capitalization combined with a relative stabilization in local financial markets, scaled-down uncollectibility charges and operating expenses, which confirms the diagnosis performed in due time. Finally, by the end of December 2009, Banco Hipotecario S.A. agreed to acquire 80 % of Tarshop S.A.’s capital stock, currently owned by Alto Palermo S.A., a transaction that has quite recently been approved by the Argentine Central Bank’s Superintendent of Financial and Foreign Exchange Institutions. Banco Hipotecario seems to be the best choice ever for furnishing Tarshop with operating and financial execution capacity in line with the future needs of the consumer financing business.

In the light of the robust cash generation that the Company has been exhibiting, the quality of its assets, its contained indebtedness, its experience in tapping market opportunities and its franchise for accessing the capital markets, we are confident that we are on the right path towards further consolidating Argentina’s best shopping center portfolio.

The potential wielded by APSA can only materialize through the joint efforts of our Shareholders, Creditors, Directors, Tenants, Customers, Suppliers, Employees and the Community at large as they also play the lead role in our current performance. It is to them that I wish to extend our gratefulness for their permanent efforts and commitment to the objectives of the organization.

My deepest gratitude to you all.

City of Buenos Aires, September 8, 2010.

Saúl Zang First Vice-Chairman, Acting as Chairman

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Annual Report

Macroeconomic Context

International Outlook

The global economy has started to show signals of recovery after the recent financial crisis. In the year 2009, at the global level, Gross Domestic Product (“GDP”) shrank slightly, with a -0.6% change according to the International Monetary Fund (“IMF”), a situation without precedents in the past 30 years. However, this figure conceals major inequalities amongst the groups of countries. GDP in the most developed markets dropped by 3.2% whereas in the developing countries’ markets, it rose by 2.4%.

The recovery seen in the second half of 2009 could not offset the shrinkage sustained in the first half. International financial markets posted minimum figures in early 2009 but exhibited profits at year end. At the global level, the MSCI All Countries index picked up a 31.5% change when measured in US Dollars; the MSCI World (representative of developed markets) posted a 27.0% variation whilst the MSCI Emerging Markets climbed a significant 74.5%. Furthermore, it must be highlighted that performance at the level of developing countries was much higher than in the developed world. In this connection, performance at the local market levels also picked up the trend (in local currency). Whereas the S&P500 rose by 23.45%; the Eurostoxx 50, by 21.14% and the Nikkei by 17.82%, the Bovespa rose by 74.05% and Argentina’s Merval rose by 108.56%.

These recovery signals are reflected in the global GDP growth prospects for 2010. According to the IMF, global output is set to grow by 4.2% throughout 2010. However, regional disparities continue to be conspicuous as the forecasts for the developed economies and for the developing economies are 2.3% and 6.3% respectively. The panorama depicted by the financial markets during the first half of 2010 has been less encouraging as most indices posted slight drops. The MSCI All Countries varied by –10.4%, the MSCI World by -10.9% and the MSCI Emerging Markets varied by -7.2%.

One of the major concerns arising from the crisis has been the possibility of the world entering a stage similar to that undergone by Japan since the early 90s, after the burst of the real estate bubble, that is, chronic deflation accompanied by a weak level of economic activity that low rates have not managed to revert.

According to the IMF, inflation at the global level was 2.2% in 2009, which constitutes a healthy figure for this indicator. However, if once again we break down this figure by degree of development, we notice that developed markets have experienced slight deflation, with a percentage change in their price levels during the same period of -0.1%.

As regards the commodities market during 2009, most raw materials saw a rise in their prices. Industrial metals went up by 91.2%, according to the GSCI Industrial index. The price of energy also bounced back as shown by the 62.4% rise in the GSCI Energy index. Besides, agricultural commodities went up by 14.7% during that period. In the first half of 2010, this trend reversed and the commodities accompanied the drop in financial markets. Indices dropped by 4.7%, 12.7% and 14.8% in the energy, industrial and agricultural groups, respectively.

During this fiscal year, financial markets were affected by the sovereign debt crisis suffered in Europe, which had its epicenter in Greece and posted deficits close to 13% of GDP. The crisis spread to Ireland, Portugal and Spain. These countries have come to be known as PIGS, the acronym in English formed by their initials. During the months of April and May, the markets experienced considerable jolts. According to several analysts, the fiscal tightening measures implemented by the above-mentioned countries will suffice to honor their external commitments and thus stabilize the market.

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The Argentine Economy

Given this international context, the Argentine GDP has maintained its upward trend, though at a slower pace than in previous years, with a 0.9% variation in 2009 according to the Argentine Institute of Statistics and Censuses (“INDEC”). In the year to date, the level of activity has shown significant acceleration. For the first 5 months of 2010, the Monthly Economic Activity Estimator, as reported by INDEC and known as EMAE, picked up rises ranging from 4.9% to 12.4% compared to the same month in the previous year, with an upward trend. This indicator is usually used to predict GDP. Therefore, if the trend were to be maintained, GDP for 2010 could be expected to have risen by close to 8%.

During 2009, Total Consumption has been the most significant component in the Aggregate Demand, with a 77.7% share.

Private sector analysts and pundits disagree over the measurement criteria that make up INDEC’s Consumer Price Index. Therefore, inflation figures do not convey absolute certainty.

According to INDEC statistics, the Consumer Price Index for Greater Buenos Aires, which measures price variations in the City of Buenos Aires and in Greater Buenos Aires, inflation in the period June 2009 through June 2010 has been approximately 11%, with the most significant increase having been in food and beverages, up by 15.7%, followed by clothes, up by 14.2%, and education, up by 12.8%.

As regards wholesale prices, in the period June 2009 through June 2010, there was a 15.2% variation in the Wholesale Internal Price Index (“IPIM”), a 14.9% variation in the Retail Internal Basic Price Index (“IPIB”), and a 13.9% variation in the Basic Price for Producers Index (“IPP”).

On the other hand, as reported by private sector sources, the Consumer Price Index for the City of Buenos Aires rose by 21.3% in the period June 2009 through June 2010. This figure is almost twice as big as that unveiled by the official statistics.

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By June 2010, the average salary in the Argentine economy had accumulated a 23% raise over the past 12 months, way above the official figures for retail inflation (almost double) and in line with private sector inflation estimates.

During the first four-month period of 2010 and according to official statisticians, the unemployment rate measured over the Economically Active Population (“PEA”) had been 8.3% whilst the level of activity edged down to 46% and employment to 42.2%

In spite of the international crisis, Argentina’s external sector showed during 2009 a surplus trade balance, with exports for Ps. 244.5 billion and imports for Ps. 183.3 billion according to official data. The surplus was maintained during the first quarter of 2010, with a Ps. 24.7 billion difference between exports and imports. However, the trade balance exhibits a trend towards a lesser surplus.

When it comes to public finances, according to the Ministry of Economy, the primary result for the Public Sector for the year 2009 had been Ps. 17,285 million. This stands for a 46% drop compared to the year 2008. However, the primary result for the Public Sector for the first half of 2010 was Ps. 11,088 million, that is, 50% higher than for the same period a year earlier.

During year 2010, the Argentine Government reopened the swap of defaulted sovereign debt with the overarching objective being to recover access to the international financial markets. It sought to have more than 60% of the holdouts (i.e., the bondholders who had refrained from accepting the swap back in 2005) accept the swap to attain a 90% acceptance level with the two swaps (2005 and 2010). This would have helped render the attachments levied abroad ineffectual.

The final results indicated that adherence had been 66%, with notes rolled over for US$ 12,067 million out of the total US$ 18,300 million covered by the transaction. Considering the 2005 and 2010 debt swaps, Argentina secured a global adhesion level of 92.4%, with an average 65% reduction.

In the period discussed, Argentina’s country risk as measured by its five-year Credit Default Swap (“CDS”) for senior US$ -denominated indebtedness continues to exhibit a spread that is high when compared to the most solid countries in the region, Brazil and Mexico. The dramatic increase seen after the Lehman Brothers’ bankruptcy was partly counterbalanced as from July 2009, when CDS pricked the 2000 basis points mark. Throughout the second part of 2009, a sustained decline has been noted in the surcharges that Argentina pays for its debt, which came to a halt in the first half of 2010 together with the emergence of debt problems in peripheral European countries. The difference between the CDS in Argentina and Brazil and/or Mexico compared to performance before the financial crisis is still high.

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ALTO PALERMO S.A. (APSA)

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The above-mentioned situation generated stability in domestic financial markets, which was reflected in a downward pressure over the rate of private bank deposits at 30 days which decreased continually from 13% in July 2009 to levels close to 9% for June 2010.

Following the normalization in international financial conditions, the Argentine Central Bank (BCRA) has continued with its progressive devaluation and reserve accumulation policy. The foreign exchange rate depreciated by 3.6% in the period June 2009 through June 2010 and reserves rose by US$ 2,843 million, being close to US$ 50 billion. This level is quite similar to that previous to the financial crisis of 2009.

During year 2010, the multilateral real exchange rate was also affected by the difference between the depreciation of the Peso against the basket of currencies that make it up and the inflation sustained by the Argentine economy. There was a 2.4% appreciation, a percentage that has been deflated by INDEC’s CPI, because the figures as released by private sources point to an even higher real appreciation. At present, the comparison with the 1998 average shows that the multilateral real foreign exchange rate depreciated by 139% according to BCRA data deflated by INDEC’s CPI. However, if deflated by the Consumer Price Index for the City of Buenos Aires, there was a 58% depreciation.

According to official data, Fixed Internal Gross Investment (“IBIF”), measured in real terms, was in the region of 20% of GDP for the first quarter of 2010 with the following distribution: 11.4% for the construction sector and 8.7% for the durable goods sector.

The use of industrial installed capacity was 76.7% in May 2010, a 70.5% rise compared to the level posted in the same month of 2009. The sectors that benefited the most were the basic metal industries, the car-making sector and the textile sector, which had taken the hardest blows at the peak of the global financial crisis. Despite the rise in the general level of activity, there were sectors with unfavorable performance, such as the chemicals and oil refining sectors.

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Evolution of Shopping Centers in Argentina

Sales in the Shopping Center sector have grown significantly in the first half of 2010. And the reason is to be found partly in the decline experienced in 2009 due to the international financial crisis that had considerable bearing on Shopping Centers’ revenues, but mainly in the recovery in consumption compared to the previous year, against a backdrop of high inflation in which salaries went hand in hand with retail price raises. Based on INDEC’s most recently released figures, when measured year-on-year, the sales for the first half of 2010 rose by 41.6% compared to the same period a year earlier.

When it comes to retailer activity and according to CAME, the Confederation of Argentine Medium-Sized Enterprises, retail sales volumes grew by 11.9% in June 2010 compared to June 2009, driven by consumers’ good mood and the tangible improvements in household nominal income. Most of the items offered by retailers performed with outstanding dynamism in June. Although demand continues to be driven by “Household appliances”, where the manifold credit facilities offered and promotional campaigns for some products led to yet another jump in sales, some other captions, such as “Apparel”, “Sporting Items” and “Household Wares and Gifts” posted, at the close of June, year-on-year ups in sales close to 20% (a growth rate not seen in quite a long time). With the end-of-month results for June included, the first half of the year came to a close with a 5.4% increase in the volumes sold compared to the same period a year earlier.

Economic indicators have also performed favorably in the first half of 2010, which underpinned the good performance shown by Shopping Center sales.

According to official figures, for the first quarter of 2010 the Argentine economy posted the highest year-on-year growth since 2008. Compared to the first quarter of 2009, the variation was 6.8%, driven by the strong recovery in investment and in public expenditures. Private consumption, an indicator that showed a positive variation for the second quarter in a row, rose by 7.3%, which exceeds the year-on-year 2.9% variation experienced in the previous quarter. As to the variation in stocks, with private consumption included, growth was even higher, at 9%, turning that quarter into the third in a row to exhibit such upward trend.

Economic forecasts for 2010 and 2011 are favorable, which is viewed as a bellwether for good performance for the Company’s business as the level of economic activity, consumption and inflation accompanied by salary raises constitute the main drivers of sales at the Company’s Shopping Centers.

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Business Strategy

We believe that the Argentine shopping center sector offers attractive prospects for long-term growth due to, among other factors, a continuing evolution of consumer preferences in favor of shopping malls (away from street-level stores) and a level of shopping center penetration in the market that we consider low compared to many developed countries. We seek to generate a sustained growth in cash flow of our existing shopping centers and increase their long term value and maintain our leading position in the shopping center industry in Argentina developing new shopping centers in urban areas with attractive prospects of growth, including in the Buenos Aires metropolitan area, Argentine provinces and others places in Latin America.

We seek to achieve this objective by:

•

Optimizing tenant base and lease terms. We seek to take advantage of increasing occupancy rates by leasing and re-leasing these properties to a diverse group of creditworthy tenants, resulting in higher base rents per square meter.

•

Enhancing brand awareness and consumer loyalty. Our goal is to enhance brand name recognition and consumer and tenant loyalty to our shopping centers. To achieve consumer loyalty we intend to organize promotional events, issue loyalty cards and implement similar initiatives to attract local consumers and tourists away from traditional street-level stores and differentiate our shopping centers from those of our competitors. We also seek to enhance our relationships with consumers by improving entertainment and restaurant facilities to encourage increased frequency and duration of visits, particularly by families and tourists.

•

Improving operating margins. We seek to take advantage of our consolidated administrative capabilities to achieve economies of scale and cost reductions at each of our shopping centers in order to improve our consolidated operating margins.

•

Continuously upgrading our shopping centers. We expect to continue to upgrade and renovate our shopping center properties to maintain their modern and attractive physical appearance while maintaining competitive tenant occupancy costs.

•

Enhancing our relationship with our tenants. We seek to enhance our relationship with our shopping center tenants by providing them with administrative advice and recommendations with respect to their initiatives and marketing actions.

Investment Strategy. We seek to improve our position as a leader in the shopping center industry in Argentina by developing new shopping centers in urban areas with attractive prospects for growth, including in the Buenos Aires metropolitan area, Argentine provincial cities, and possibly elsewhere in Latin America. Our investment strategy is to deploy capital in projects that are expected to generate returns that exceed our cost of capital. Our investment strategy consists primarily of the following:

•	selectively acquiring shopping centers which we believe will benefit from our centralized management and leasing strategies;

•	selectively developing new shopping centers in high density locations with attractive prospects for growth;

•

renovating, redeveloping, expanding, reconfiguring our existing properties to make them more attractive for leasing or re-leasing to tenants or to take advantage of underutilized land or leasable space; and

•	disposing of non-shopping center assets and lines of business from time to time as opportunities arise to realize attractive returns on such assets and lines of business.

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ALTO PALERMO S.A. (APSA)

Annual Report

Year Summary

Operating performance

During year 2009 / 2010, our tenants’ sales in the Company’s Shopping Centers recorded an increase of 37.8%, to Ps. 5,778.2 million from Ps. 4,194.2 million in the previous year. If we exclude Dot Baires Shopping, (as this shopping center was opened in mid May 2009), our tenants’ sales reached Ps. 5,014.7 million in 2010, representing an increase of 22.5% from Ps. 4,094.7 million in the previous year.

(*)	Figures have been adjusted for inflation as of June 30, 2010

For this year, tenant sales in our Shopping Centers located in the City of Buenos Aires (“CABA” or “City of Buenos Aires”) and Greater Buenos Aires (“GBA”) (excluding Dot Baires Shopping) were 19.9% higher than in the previous year, from Ps. 2,995 million for the year ended June 30, 2009 to Ps. 3,592 million for the year ended June 30, 2010. If we adjust these figures for inflation according to the inflation rates reported by official sources, this increase represented 8.0%. If we consider Dot Baires Shopping, total sales for the year ended June 30, 2010 amounted to Ps. 4,355 million, an increase of 40.8% compared to Ps. 3,094 million for the previous year.

In the year ended June 30, 2010, our Shopping Centers continued to position themselves as market leaders. Our policy of constantly suiting to the customers’ requirements, combined with the excellent quality of the Company’s assets, the consumers’ loyalty and choice of our Shopping Centers, have contributed to the continued uprising trend in our tenants’ sales. For the twelve months ended June 30, 2010, our share in the City of Buenos Aires and Greater Buenos Aires market was 44.1%.

As concerns sales per square meter, our shopping centers (in CABA and GCBA) generated annual average sales per square meter of Ps. 23,379 whereas our competitors’ tenants recorded average sales per square meter of Ps. 17,110. These figures show that our relative efficiency is 36.6% higher than the rest of the market, a ratio that demonstrates the consumers’ loyalty and choice of our assets and their excellent quality as compared to the rest of the market.

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Annual Report

Relative Efficiency

APSA’s Gross Leasable Area (“GLA”) in the City of Buenos Aires and Greater Buenos Aires, which shows the area available for lease of retail stores after the opening of Dot Baires Shopping in May 2009 practically kept the same level of the previous period.

In addition, we have strategically located plots that would allow us to develop new Shopping Centers.

During this year our Shopping Centers received approximately 85.0 million visitors, an increase of 20.3% compared to Year 2009. If we exclude Dot in both years, the increase of visitors would be 4.6%.

Occupancy in our Shopping Centers has been another ratio which we managed to maintain in almost optimum levels during year 2010. As of June 30, 2010, the occupied GLA percentage reached 97.5%.

Income from Leases and Services(*)

During year 2010, income from leases and services amounted to Ps. 518.5 million, 30.3% higher than for the previous year.

(*)	Adjusted for inflation until 02/28/2003 pursuant to the accounting standards adopted by the Argentine Securities Commission.

As of June 30, 2010 and 2009, the composition of lease and service income for the twelve months ended on such dates was as follows:

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ALTO PALERMO S.A. (APSA)

Annual Report

Upon analyzing the evolution of the composition of income from leases and services between 2009 and 2010 we may note an increase in the supplementary rent, which represents the percentage rent charged by the company calculated over the tenants’ monthly gross sales.

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Annual Report

Description of Business

We are mainly engaged in the ownership, purchase, development, lease, management and operation of shopping centers, and we are one of the most important owners and managers of shopping centers in Argentina in terms of gross leaseable area and number of shopping centers. At present, we own and/or operate eleven shopping centers in Argentina, six of which are located in the Buenos Aires metropolitan area, one in the Greater Buenos Aires area and four in the provinces of Córdoba, Mendoza, Salta and Santa Fe. We are also owners of certain properties for future development in Buenos Aires and various important cities in the Argentine provinces.

As of June 30, 2010, we held total assets of Ps. 2,484.6 million, and our shareholders’ equity was Ps. 829.0 million. During the years ended June 30, 2008, 2009, and 2010, we recorded revenues of Ps. 640.1 million, Ps. 642.6 million and Ps. 784.9 million, respectively, and generated a net income of Ps. 80.0 million, Ps. 119.1 million during the years ended 2008 and 2010, and a loss of Ps. 22.1 million during the year ended June 30, 2009. We operate our business through three reportable segments: Leases and Services, Consumer Financing and Other, as described below.

Leases and Services. Most of our revenues derive from lease agreements entered into with tenants of the retail stores in our eleven shopping centers. We generally charge our tenants a rent which consists of the higher of (i) a monthly base rent, and (ii) a specified percentage of the tenant’s monthly gross retail sales. In addition, we charge our tenants a management fee prorated among all the tenants based on their lease agreements, which is different in each shopping center, as consideration for the management and maintenance of common areas and administration of the contributions made by tenants to finance our shopping centers’ promotion efforts. We also generate revenues from admission rights (a non-reimbursable admission fee that may be required to tenants upon executing or renewing a lease agreement), lease intermediation fees and parking charges to visitors. As of June 30, 2010, the average occupancy percentage of our shopping centers was 97.5%. Our Leases and Services segment generated operating income of Ps. 215.8 million and Ps. 266.6 million during the year ended June 30, 2009 and 2010, respectively.

Consumer Financing. We are engaged in the consumer financing business through our subsidiaries Tarshop and Metroshop, in which we hold a 100% and 50% interest, respectively. Tarshop’s and Metroshop’s operations mainly consist of loans and management activities related to credit card products offered to consumers of our shopping centers, hypermarkets and street-level stores. We finance most of the credit card advance payments through securitization of loans of the accounts originated by us. Revenues from credit card transactions arise from interest charged generated by financing activities, commissions to retail stores, insurance charges for life and disability insurance and fees for data processing and other services. The consumer financing segment had assets of Ps. 343.8 million as of June 30, 2009 and Ps. 478.3 million as of June 30, 2010, which represented 14.0% and 19.3%, respectively, of the consolidated assets as of such dates, and generated an operating loss of Ps. 130.9 million and an operating profit of Ps. 49.04 million during the years 2009 and 2010, respectively which accounted for (145.1)% and 15.3% of the consolidated operating results for such years, respectively. In December 2009, we entered into an agreement for the sale of 80% of our shareholding in Tarshop to Banco Hipotecario S.A. for an amount of US$ 26.8 million. On August 30, 2010, the Central Bank notified Banco Hipotecario of the approval of the transaction, the closing of which is still pending as of the date hereof.

Other: Our “Other” segment includes the development and sale of residential properties, acquisition of undeveloped lands for future development and periodical sales of such undeveloped lands. For the years ended June 30, 2009 and 2010, the operating results arising from the Other segment were Ps. 2.9 million and Ps. 1.9 million, respectively.

Leases and Services Segment

As of June 30, 2010, we owned a majority interest in, and operated, a portfolio of eleven shopping centers in Argentina, six of which are located in the City of Buenos Aires (Abasto, Paseo Alcorta, Alto Palermo, Patio Bullrich, Buenos Aires Design and Dot Baires Shopping), one is located in the greater Buenos Aires area (Alto Avellaneda), and the rest are located in different provinces (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza and Córdoba Shopping Villa Cabrera in the City of Córdoba).

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Annual Report

Our shopping centers comprise a total of 286,286 square meters of gross leasable area (excluding certain space occupied by hypermarkets which are not our tenants). Total tenant sales in our shopping centers, as reported by retailers, were approximately Ps. 5,778.2 million for the fiscal year ended June 30, 2010 (without Dot Baires total sales, they were Ps. 5,014.7 million) and Ps. 4,194.2 million for the fiscal year ended June 30, 2009 (without Dot Baires Shopping, the total sales to June 30, 2009 were Ps. 4,094.7 million). Tenant sales at our shopping centers are relevant to our revenues and profitability because they are one of the factors that determine the amount of rent that we charge our tenants. They also affect the tenants’ overall occupancy costs as a percentage of the tenant’s sales.

As of June 30, 2010, we owned and/or operated the following eleven shopping centers in Argentina:

Shopping Center	Effective Interest	Location
Paseo Alcorta	100%	City of Buenos Aires, Argentina
Patio Bullrich	100%	City of Buenos Aires, Argentina
Abasto	100%	City of Buenos Aires, Argentina
Alto Palermo	100%	City of Buenos Aires, Argentina
Buenos Aires Design	53.684%	City of Buenos Aires, Argentina
Dot Baires Shopping	80%	City of Buenos Aires, Argentina
Alto Avellaneda	100%	Buenos Aires, Argentina
Alto Noa	100%	Salta, Argentina
Alto Rosario	100%	Santa Fe, Argentina
Mendoza Plaza	100%	Mendoza, Argentina
Córdoba Shopping Villa Cabrera	100%	Córdoba, Argentina

Tenant Retail Sales

The following table sets forth the total approximate tenant retail sales in Pesos at the shopping centers in which we had an interest for the years stated below:

	Year ended June 30, (1)
	2008	2009	2010
	Ps.	Ps.	Ps.
Abasto	720,398,373	774,496,092	926,372,674
Alto Palermo	631,821,667	745,008,569	879,728,390
Alto Avellaneda	560,693,754	696,502,305	885,195,429
Paseo Alcorta	385,515,939	374,756,633	414,651,556
Patio Bullrich	271,411,516	274,923,406	344,789,105
Alto Noa	173,998,891	211,353,264	280,241,284
Buenos Aires Design	132,952,563	129,072,350	140,973,530
Mendoza Plaza	433,394,266	436,599,085	559,359,204
Alto Rosario	271,331,827	318,443,541	419,143,398
Córdoba Shopping- Villa Cabrera	120,827,838	133,526,649	164,257,027
Dot Baires Shopping	—	99,478,084	763,527,536

Total sales (2)	3,702,346,634	4,194,159,978	5,778,239,133

(1)	Retail sales based upon information provided to us by retailers and prior owners. The amounts shown reflect 100% of the retail sales of each shopping center, although in certain cases we own less than 100% of such shopping centers.
(2)	Excludes sales from stands and spaces used for special exhibitions.

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The following table shows certain information on shopping centers in which we held an interest as of June 30, 2010:

	Acquisition date/Opening	Gross leaseable area (1)	Number of stores	Occupation percentage (2)	Alto Palermo’s Interest percentage	Book value as of June 30, 2010 (3)
		(sqm)		(%)	(%)	(Ps.)
Abasto (4)	7/94	37,603	173	99.6	100	158,016
Alto Palermo (5)	11/97	18,629	145	100.0	100	134,863
Alto Avellaneda (6)	11/97	36,579	142	96.0	100	72,816
Paseo Alcorta	6/97	14,390	111	97.5	100	69,664
Patio Bullrich	10/98	11,736	85	99.7	100	88,401
Alto Noa (7)	3/95	18,869	90	99.9	100	21,534
Buenos Aires Design (8)	11/97	13,786	63	98.4	54	8,687
Mendoza Plaza (9)	12/94	40,651	150	93.1	100	79,821
Alto Rosario (10)	11/04	28,650	144	93.7	100	78,743
Córdoba Shopping –Villa Cabrera- (11)(12)	12/06	15,643	104	98.8	100	66,560
Dot Baires Shopping (13)	05/09	49,750	153	100	80	516,902

Total		286,286	1,360	97.5		1,365,285

(1)	Excludes the gross leaseable area occupied by hypermarkets that are not our tenants.
(2)	Calculated by dividing square meters leased under leases in effect by gross leasable area as of June 30, 2010.
(3)	Book value equals cost of acquisition of fixed assets or development plus improvements (adjusted for inflation until February 28, 2003), less accumulated depreciation and impairment charges / recovery. Excludes works in progress.
(4)	Excludes approximately 3,732 square meters of space occupied by Museo de los Niños, Abasto.
(5)	On November 18, 1997, we acquired a 75% interest in the property and on December 23, 1997, we acquired the remaining 25%.
(6)	On November 18, 1997, we acquired a 50% interest in the property and on December 23, 1997, we acquired the remaining 50%.
(7)	In March 1995, September 1996 and January 2000, we acquired a 50%, 30% and 20% interest in the property, respectively.
(8)	We directly own a 53.684% interest in the company which holds the concession to operate this property. Accordingly, we consolidate sales of this shopping center. The amounts shown reflect 100% of the gross leasable area, the total number of stores and of the percentage leased. During May 2006, we acquired an additional 3% interest, increasing our interest from 51% to 53.684%.
(9)	During the fiscal year ended June 30, 2008, we increased our interest in Mendoza Plaza Shopping S.A. from 85.4% to 100%.
(10)	Excludes approximately 1,260 square meters of space occupied by Museo de los Niños, Rosario and also the lots Junín and Tedhy.
(11)	Excludes square meters of space occupied by Supermarket.
(12)	On December 27, 2006, we acquired a 100% interest in the property.
(13)	Includes square meters of space occupied by Supermarket.

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Occupancy Rate

The following table sets forth the occupancy rate expressed as a percentage of the gross leasable area as of the dates stated below:

	As of June 30,
	2008	2009	2010
Abasto	99.6	99.8	99.6
Alto Palermo	100.0	100.0	100.0
Alto Avellaneda	99.8	100.0	96.0
Paseo Alcorta	99.5	97.9	97.5
Patio Bullrich	100.0	99.6	99.7
Alto Noa	100.0	99.9	99.9
Buenos Aires Design	100.0	98.8	98.4
Mendoza Plaza	97.7	96.8	93.1
Alto Rosario	99.2	95.0	93.7
Córdoba Shopping Villa Cabrera	97.2	96.4	98.8
Dot Baires Shopping	—	99.9	100

Overall Average	99.3	98.5	97.5

Rental Price

The following table shows the annual average rental price per square meter for the fiscal years ended June 30, 2008, 2009 and 2010:

	Year ended June 30, (1)
	2008	2009	2010
	(Ps.)	(Ps.)	(Ps.)
Abasto	1,436.8	1,710.8	1,986.8
Alto Palermo	3,058.5	3,580.8	4,033.8
Alto Avellaneda	972.4	1,156.0	1,469.2
Buenos Aires Design	672.8	731.1	810.2
Paseo Alcorta	2,313.8	2,408.7	2,498.9
Patio Bullrich	2,095.6	2,254.6	2,673.9
Alto Noa	461.2	502.6	658.6
Alto Rosario	608.6	746.5	948.4
Mendoza Plaza	537.0	546.8	598.8
Córdoba Shopping- Villa Cabrera (2)	557.8	590.7	731.6
Dot Baires Shopping	—	1,162.4	1,081.9

(1)	Annual rental price per gross leasable square meter reflects the sum of base rent, percentage rent and revenues from admission rights divided by gross leasable square meters.
(2)	The values of 2008 were modified taking into account the surface area of the cinemas.

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Lease Expirations

The following table sets forth the schedule of estimated lease expirations for our shopping centers for leases in effect as of June 30, 2010, assuming that none of the tenants exercise renewal options or terminate their leases early:

Lease Agreements Expiration as of June 30:	Number of Lease Agreements to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(sqm)	(%)	(Ps.)	(%)
2011	573	94,456	33%	91,438,628	35%
2012	331	44,031	15%	65,011,180	25%
2013	333	43,359	15%	60,966,057	23%
2014 and subsequent years	123	104,441	37%	43,606,081	17%

Total (2)	1,360	286,287	100%	261,021,946	100%

(1)	Including the vacant stores as of June 30, 2010. A lease may be associated to one or more stores.
(2)	Including the base rent and does not reflect our ownership interest in each property.

Depreciation

The net book value of the properties has been determined using the straight-line method of depreciation calculated over the useful life of the property. For more information, see our audited annual consolidated financial statements included elsewhere herein.

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Detailed Information about each of our Shopping Centers

Set forth below is information regarding our shopping center portfolio, including tables with the names of the five largest tenants of each shopping center and certain lease provisions agreed with such tenants.

Abasto, City of Buenos Aires.

Abasto is a 173-store shopping center property located in the center of the City of Buenos Aires with direct access from the Carlos Gardel subway station, six blocks from the Once railway terminal and near the highway to Ezeiza International Airport. Abasto opened on November 10, 1998. We invested US$111.6 million in Abasto. The main building is a landmark building that, between 1889 and 1984 was the primary fresh produce market for Buenos Aires. We converted the property into an 116,646 square meter shopping center (including parking and common areas) with approximately 37,603 square meters of gross leasable area (41,335 square meters if we consider Museo de los Niños). Abasto is the fourth largest shopping center in Argentina in terms of gross leasable area. This shopping center is close to Torres de Abasto, our developed residential apartment complex, and to Coto supermarket.

Abasto includes a food court with 27 restaurants, a multiplex cinema with 12 movie theaters and seating for approximately 3,100 people covering an area of 8,021 square meters, entertainment facilities and a 3,732 square meter children’s museum (it is not included in the gross leasable area). The shopping center is spread out over five levels and has a 1,200-car parking lot consisting of 40,169 square meters.

Abasto’s target clientele consists of middle-income individuals between the ages of 25 and 45 which we believe represent a significant portion of the population in this area of Buenos Aires.

During the year ended June 30, 2010, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 926.4 million, representing annual sales per square meter of approximately Ps. 24,635.5. Revenues from leases increased from approximately Ps. 78.1 million for the year ended June 30, 2009 to Ps. 91.3 million for the year ended June 30, 2010, which represent monthly revenues per gross leasable square meter of Ps. 173.1 in 2009 and Ps. 202.3 in 2010.

As of June 30, 2010, the occupancy rate in Abasto was 99.6%.

Abasto’s five largest tenants

Abasto’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 30.8% of its gross leasable area as of June 30, 2010 and approximately 10.7% of the annual base rent for the year ended on such date.

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The following table provides certain information about Abasto’s five largest tenants:

Tenant	Type of Business	Gross Leaseable Area	% of Gross Leaseable Area
		(sqm)	(%)
Hoyts General Cinema	Cinema	8,021	21.2
Zara	Great Shop of Clothes and footwear	1,790	4.8
Frávega	Houseware	885.2	2.3
Garbarino	Houseware	656.7	1.7
Compumundo	Houseware	246.53	0.7

Total		11,599.4	30.8

Tenant mix of Abasto

The following table sets forth the tenant mix of the types of business in Abasto:

Type of Business	Gross Leaseable Area	% of Gross Leaseable Area
	(sqm)	(%)
Clothes and footwear	15,521.3	41.3
Entertainment	11,901.9	31.7
Miscellaneous	3,844.8	10.2
Home & Houseware	3,093.2	8.2
Restaurant	2,658.1	7.1
Services	584.0	1.5

Total	37,603.3	100.0

Revenues from Abasto

The following table sets forth certain information relating to the revenues of Abasto for the period indicated:

	Year ended June 30, (1)
	2008	2009	2010
	(in thousands of Ps..)
Base rent	38,708.0	46,384.7	55,760.2
Percentaje rent (1)	15,686.4	14,169.8	13,872.3
Total rent	54,394.4	60,554.5	69,632.5
Revenues from admission rights (2)	8,443.0	10,265.5	12,739.7
Management fees	960.0	1,200.0	1,440.0
Parking	5,418.2	5,920.4	7,209.3
Other	1,094.3	193.0	282.8

Total	70,309.9	78,133.4	91,304.3

(1)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

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Lease expiration for Abasto

The following table includes the lease expiration for Abasto during the periods indicated for existing leases as of June 30, 2010, assuming that none of these tenants will exercise their renewal options or terminate their leases early:

Lease Agreements Expiration	Number of Lease Agreements to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(sqm)	(%)	(Ps.)	(%)
2011	69	17,433	46	17,705,337	37
2012	42	5,107	14	11,346,979	24
2013	46	5,787	15	11,031,096	23
2014 and subsequent years	16	9,276	25	7,440,779	16

Total	173	37,603	100	47,524,191	100

(1)	Includes the vacant stores as of June 30, 2010. A lease may be associated to one or more stores.

Alto Palermo, City of Buenos Aires

Alto Palermo is a 145-store shopping center which opened in 1990 in a well-known middle class and densely populated neighborhood named Palermo in the City of Buenos Aires. Alto Palermo is located at the intersection of Santa Fe and Coronel Díaz avenues, only a few minutes from downtown Buenos Aires with nearby access from the Bulnes subway station. Alto Palermo has a total constructed area of 65,029 square meters (including parking) that consists of 18,629 square meters of gross leasable area. The shopping center has an entertainment center and a food court with 19 restaurants. Alto Palermo is spread out over four levels and has a 654-car pay parking lot of 32,405 square meters. Alto Palermo’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

During year ended June 30, 2010, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 879.7 million, which represented annual sales per square meter of approximately Ps. 47,223.3. Revenues from leases increased from approximately Ps. 82.6 million for the year ended June 30, 2009 to Ps. 98.0 million for the year ended June 30, 2010, which represented monthly revenues per gross leasable square meter of Ps. 369.5 in 2009 and Ps. 438.3 in 2010.

As of June 30, 2010, the occupancy rate in Alto Palermo was 100%.

Alto Palermo’s five largest tenants

Alto Palermo’s five largest tenants (in terms of sales) accounted for approximately 15.1% of its gross leasable area at June 30, 2010 and approximately 8.8% of its annual base rent for the year ended on such date.

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The following table describes Alto Palermo’s five largest tenants as of June 30, 2010:

Tenant	Type of Business	Gross Leaseable Area	% of Gross Leaseable Area
		(sqm)	(%)
Zara	Great Shop of Clothes and footwear	1,384.0	7.5
Just for Sport	Clothes and footwear	724.3	3.9
Sony Style	Houseware	361.4	1.9
Garbarino	Houseware	185.7	1.0
Frávega	Houseware	155.8	0.8

Total		2,811.2	15.1

Tenant Mix of Alto Palermo

The following table sets forth the tenant mix of the types of businesses in Alto Palermo:

Type of Business	Gross Leaseable Area	% of Gross Leaseable Area
	(sqm)	(%)
Clothes and footwear	10,112.3	54.3
Restaurant	2,727.8	14.6
Services	1,695.7	9.2
Miscellaneous	1,567.0	8.4
Entertainment	1,308.5	7.0
Home & Houseware	1,217.8	6.5

Total	18,629.1	100.0

Revenues from Alto Palermo

The following table sets forth certain information relating to the revenues derived from Alto Palermo during the following periods:

	Year ended June 30 (1)
	2008	2009	2010
	(in thousands of Ps.)
Base rent	42,873.2	51,374.6	58,543.4
Percentage rent (1)	11,569.2	13,037.8	16,939.7
Total rent	54,442.4	64,412.4	75,483.1
Revenues from admission rights (2)	10,259.7	11,371.0	13,414.9
Management fees	960.0	960.0	1,260.0
Parking	4,401.8	5,744.7	7,257.8
Other	266.3	146.5	604.2
Total	70,330.2	82,634.6	98,020.0

(1)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

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Lease expirations for Alto Palermo

The following table shows a schedule of lease expirations for Alto Palermo during the periods indicated for existing leases as of June 30, 2010, assuming that none of the tenants exercise their renewal options or terminates their leases early:

Lease Agreements Expiration	Number of Lease Agreements to Expire(1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(sqm)	(%)	(Ps.)	(%)
2011	67	5,609	30	20,266,696	45
2012	39	4,984	27	12,924,442	28
2013	29	4,712	25	8,469,775	19
2014 and subsequent years	10	3,324	18	3,716,228	8
Total	145	18,629	100	45,377,141	100

(1)	Includes the vacant stores as of June 30, 2010. A lease may be associated to one or more stores.

Alto Avellaneda, greater Buenos Aires area

Alto Avellaneda is a 142-store suburban shopping center that opened in October 1995 and is located in the City of Avellaneda, which is on the southern border of the City of Buenos Aires. This shopping center is next to a railway terminal and is close to downtown Buenos Aires. Alto Avellaneda has a total constructed area of 108,598.8 square meters (including parking) which consists of 36,579 square meters of gross leasable area. The shopping center has a multiplex cinema with six movie theatres, the first Wal-Mart superstore in Argentina, an entertainment center, a food court with 18 restaurants and an anchor store, Falabella, that opened on April 28, 2008. Wal-Mart (not included in gross leasable area) purchased the space it occupies, but it pays for its pro rata share of the common expenses of Alto Avellaneda. The shopping center has a 2,700-car free parking lot consisting of 47,856 square meters.

Alto Avellaneda Shopping’s targeted clientele consists of middle-income individuals between the ages of 16 and 30.

During the year ended June 30, 2010, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 885.2 million which represents annual revenues per square meter of approximately Ps. 24,199.5. Revenues from leases increased from approximately Ps. 48.1 million for the year ended June 30, 2009 to Ps. 59.8 million for the year ended June 30, 2010, which represent monthly revenues per gross leasable square meter of Ps. 107.4 in 2009 and Ps. 136.3 in 2010.

As of June 30, 2010, the occupancy rate in Alto Avellaneda was 96%.

Alto Avellaneda’s five largest tenants

Alto Avellaneda’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 36.8% of its gross leasable area as of June 30, 2010 and approximately 22.3% of its annual base rent for the year ended on such date.

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The following table sets forth certain information about Alto Avellaneda’s five largest tenants as of June 30, 2010:

Tenant	Type of Business	Gross Leaseable Area	% of Gross Leaseable Area
		(sqm)	(%)
Falabella	Anchor Store	11,629.0	31.8
Garbarino	Houseware	639	1.7
Musimundo	Houseware	611.8	1.7
Frávega	Houseware	397.0	1.1
Compumundo	Houseware	190.6	0.5
Total		13,467.4	36.8

Tenant mix of Alto Avellaneda

The following table sets forth the tenant mix of the types of business in Alto Avellaneda:

Type of Business	Gross Leaseable Area	% of Gross Leaseable Area
	(sqm)	(%)
Anchor Store	11,629	31.8
Clothes and footwear	10,935.9	29.9
Entertainment	7,189.7	19.7
Home & Houseware	2,738	7.5
Restaurant	1,861.2	5.1
Miscellaneous	1,519.2	4.1
Services	706.1	1.9

Total	36,579.1	100.0

Revenues from Alto Avellaneda

The following table sets forth certain information relating to the sales of Alto Avellaneda for the following periods:

	Year ended June 30, (1)
	2008	2009	2010
	(in thousands of Ps.)
Base rent	22,915.5	30,534.8	35,753.3
Percentage rent (1)	12,179.3	11,068.0	16,308.3
Total rent	35,094.8	41,602.8	52,061.6
Revenues from admission rights (2)	4,550.0	5,582.3	6,630.5
Management fees	600.0	600.0	1,020.0
Other	270.3	266.1	120.9

Total	40,515.1	48,051.2	59,833.0

(1)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

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Lease expirations for Alto Avellaneda

The following table sets forth a schedule of lease expirations for Alto Avellaneda during the periods indicated for existing leases as of June 30, 2010, assuming that none of the tenants exercise renewal options or terminate their leases early:

Lease Agreements Expiration	Number of Lease Agreements to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(sqm)	(%)	(Ps.)	(%)
2011	62	12,607	34	11,095,875	36
2012	36	3,736	10	4,414,306	14
2013	29	3,153	9	5,217,480	17
2014 and subsequent years	15	17,084	47	10,167,714	33

Total	142	36,579	100	30,895,375	100

(1)	Includes the vacant stores as of June 30, 2010. A lease may be associated to one or more stores.

Buenos Aires Design, City of Buenos Aires

Buenos Aires Design is a shopping center with 63 stores specialized in interior and home decoration stores which opened in 1993. We own a 53.68% interest in Emprendimiento Recoleta S.A., the company which has the concession to operate Buenos Aires Design. The other shareholder of Emprendimiento Recoleta S.A. is Hope Funds, which has recently acquired a 46.32% interest.

As a result of a public auction, in February 1991, the City of Buenos Aires granted to Emprendimiento Recoleta a 20-year concession to use a plot of land in the Centro Cultural Recoleta. There can be no assurance that the City of Buenos Aires will extend the term of this concession upon its expiration in 2013. The concession agreement provides for Emprendimiento Recoleta to pay the City of Buenos Aires a monthly amount of Ps. 20,168. It establishes that the concession may be terminated for any of the following reasons, among others: material breach of the obligations of the parties, which with regard to Emprendimiento Recoleta include: (i) breach of applicable law, (ii) change of the purpose of the area under concession; (iii) non payment of the monthly fee for two consecutive periods; (iv) destruction or abandonment of the area under concession; (v) bankruptcy or liquidation; (vi) restitution of the plot of land under concession, which shall only take place for public interest reasons.

In June 1991, we entered into an agreement with the shareholders of Emprendimiento Recoleta providing our administration of Buenos Aires Design for a monthly administration fee of 10% of the net expenditures of Expenses.

Buenos Aires Design is in an exclusive neighborhood named Recoleta in the City of Buenos Aires, near Libertador Avenue and downtown Buenos Aires. Buenos Aires Design is located in one of Buenos Aires’ most popular tourist attraction areas as many exclusive hotels and restaurants are located in this area due to its closeness to the National Museum of Fine Arts, the Museum of Modern Art and other popular cultural institutions.

Buenos Aires Design has a total constructed area of 26,131.5 square meters (including parking) that consists of 13,786 square meters of gross leaseable area. The shopping center has 8 restaurants anchored by the Hard Rock Café and a terrace that covers 3,700 square meters. The shopping center is divided into two floors and has a 174-car pay parking lot.

Buenos Aires Design’s targeted clientele consists of upper-middle income individuals between the ages of 25 and 45.

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During the fiscal year ended June 30, 2010, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 140.9 million which represents annual sales per square meter of approximately Ps. 10,225.7. Revenues from leases increased from approximately Ps. 13.0 million for the fiscal year ended June 30, 2009 to Ps. 14.6 million for the fiscal year ended June 30, 2010, which represent monthly sales per gross leasable square meter of Ps. 78.6 in 2009 and Ps. 88.3 in 2010.

As of June 30, 2010, the occupancy rate in Buenos Aires Design was 98.4%.

Buenos Aires Design’s five largest tenants

Buenos Aires Design’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 21.6% of its gross leasable area as of June 30, 2010 and approximately 19.6% of its annual base rent for the fiscal year ended on such date.

The following table contains certain information about Buenos Aires Design’s five largest tenants as of June 30, 2010:

Tenant	Type of Business	Gross Leaseable Area	% of Gross Leaseable Area
		(sqm)	(%)
Hard Rock Café	Restaurant	1,215.9	8.8
Morph	Bazaar and Gifts	1,032.3	7.4
Barugel Azulay	Home	311.8	2.3
Bazar Geo	Bazaar/Gifts	258	1.9
Kalpakian	Home	165.8	1.2

Total		2,983.8	21.6

Tenant mix of Buenos Aires Design

The following table sets forth the tenant mix of the types of businesses in Buenos Aires Design:

Type of Business	Gross Leaseable Area	% of Gross Leaseable Area
	(sqm)	(%)
Home & Houseware	8,109.5	58.8
Restaurant	3,420.8	24.8
Miscellaneous	2,222.5	16.1
Services	33.3	0.3

Total	13,786.1	100.0

Revenues from Buenos Aires Design

The following table sets forth certain information relating to the revenues of Buenos Aires Design during the following periods:

	Year ended June 30, (1)
	2008	2009	2010
	(in thousands of Ps.)
Base rent	7,244.8	8,232.0	9,280.8
Percentage rent (2)	1,504.3	1,050.4	1,339.6
Total rent	8,749.1	9,282.4	10,620.4
Revenues from admission rights (3)	1,388.3	1,503.3	1,541.3
Management fees	603.3	728.3	789.4
Parking	1,220.0	1,440.6	1,644.0
Other	59.5	9.9	18.1

Total	12,020.2	12,964.5	14,613.2

(1)	It does not reflect our interest in the property.
(2)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(3)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

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Lease expirations for Buenos Aires Design

The following table shows a schedule of lease expirations for Buenos Aires Design during the periods indicated for existing leases as of June 30, 2010, assuming that none of the tenants exercise renewal options or terminates its lease early:

Lease Agreements expiration:	Number of Lease Agreements to Expirer (2)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(sqm)	(%)	(Ps)	(%)
2010	26	4,586	33	3,310,094	38
2011	21	2,614	19	3,043,096	35
2012	12	2,789	20	1,368,363	16
2013 and subsequent years	4	3,797	28	990,185	11

Total	63	13,786	100	8,711,738	100

(1)	It does not reflect our holding in the property.
(2)	Includes the vacant stores as of June 30, 2010. A lease may be associated to one or more stores.

Paseo Alcorta, City of Buenos Aires

Paseo Alcorta is a 111-store shopping center which opened in 1992, located in the residential area of Palermo Chico, one of the most exclusive areas in the City of Buenos Aires, and a short drive from downtown Buenos Aires. Paseo Alcorta has a total constructed area of approximately 87,553.8 square meters (including parking) that consists of 14,390 square meters of gross leasable area. Paseo Alcorta has a food court with 17 restaurants and a Carrefour hypermarket on the ground floor. Carrefour purchased the space it occupies but pays for its pro rata share of the common expenses of the shopping center’s parking lot. Paseo Alcorta is spread out over three shopping center levels and has a pay parking lot (as from beginning June 2008) for approximately 1,300 cars.

Paseo Alcorta’s targeted clientele consists of high-income individuals between the ages of 34 and 54.

During the fiscal year ended June 30, 2010, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 414.7 million which represents annual sales per square meter of approximately Ps. 28,814.7. Revenues from leases increased from approximately Ps. 39.1 million for the fiscal year ended June 30, 2009 to Ps. 42.7 million for the fiscal year ended June 30, 2010, which represent monthly revenues per gross leasable square meter of Ps. 226.3 in 2009 and Ps. 247.4 in 2010.

As of June 30, 2010, the occupancy rate in Paseo Alcorta was 97.5%.

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ALTO PALERMO S.A. (APSA)

Annual Report

Paseo Alcorta’s five largest tenants

Paseo Alcorta’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 13.3% of its gross leasable area as of June 30, 2010 and approximately 9.7% of its annual base rent for the fiscal year ended on such date.

The following table provides certain information about Paseo Alcorta’s five largest tenants as of June 30, 2010:

Tenant	Type of Business	Gross Leaseable Area	% of Gross Leaseable Area
		(sqm)	(%)
Zara	Great Shop of Clothes and footwear	1,100.4	7.6
Rapsodia	Clothes and footwear	258.2	1.8
Kartun	Miscellaneous	230.0	1.6
Frávega	Houseware	210.8	1.5
Jazmín Chebar	Clothes and footwear	116.6	0.8

Total		1,916.0	13.3

Tenant mix of Paseo Alcorta

The following table sets forth the tenant mix of the types of businesses in Paseo Alcorta:

Type of Business	Gross Leaseable Area	% of Gross Leaseable Area
	(sqm)	(%)
Clothes and footwear	7,669.4	53.3
Services	1,709.1	11.9
Home & Houseware	1,355.7	9.4
Miscellaneous	1,351.4	9.4
Entertainment	1,183.0	8.2
Restaurant	1,121.7	7.8

Total	14,390.3	100.0

Revenues from Paseo Alcorta

The following table sets forth certain information relating to the revenues of Paseo Alcorta during the following periods:

	Year ended June 30,
	2008	2009	2010
	(in thousands of Ps.)
Base rent	21,938.2	24,663.7	26,521.7
Percentage rent (1)	8,156.0	6,095.7	6,101.7
Total rent	30,094.2	30,759.4	32,623.4
Revenues from admission rights (2)	5,833.3	6,490.9	7,056.2
Management fees	480.0	480.0	480.0
Parking	364.0	1,026.7	1,998.5
Other	638.7	309.9	555.8

Total	37,410.2	39,066.9	42,713.9

(1)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

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ALTO PALERMO S.A. (APSA)

Annual Report

Lease expirations for Paseo Alcorta

The following table shows a schedule of lease expirations for Paseo Alcorta during the periods indicated for existing leases as of June 30, 2010, assuming that none of the tenants exercises renewal options or terminates its lease early:

Lease Agreements Expiration:	Number of Lease Agreements to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(sqm)	(%)	(Ps.)	(%)
2011	52	5,977	41	10,929,451	46
2012	27	2,855	20	6,522,818	27
2013	25	3,283	23	5,151,564	22
2014 and subsequent years	7	2,275	16	1,113,496	5

Total	111	14,390	100	23,717,329	100

(1)	Includes the vacant stores as of June 30, 2010. A lease may be associated to one or more stores.

Patio Bullrich, City of Buenos Aires

Patio Bullrich is an 85-store shopping center which opened in 1988 and the first shopping center to start operations in the City of Buenos Aires. We acquired Patio Bullrich on October 1, 1998 for US$ 72.3 million.

Patio Bullrich is in the neighborhood of Recoleta, one of the most prosperous areas of the City of Buenos Aires. This district is a residential, cultural and tourist center that includes distinguished private homes, historical sites, museums, theatres and embassies. The shopping center is located within walking distance of the most prestigious hotels of Buenos Aires and the subway, bus and train systems. Additionally, the shopping center is only 10 minutes by car from the downtown area of the City of Buenos Aires.

Patio Bullrich has a total constructed area of 29,982 square meters (including parking) that consist of 11,736 square meters of gross leasable area and common areas covering 12,472 square meters. The shopping center has a multiplex cinema with four movie theatres with 1,381 seats and a food court of 13 restaurants. The shopping center is spread out over four levels and has a pay parking lot for 215 cars in an area consisting of 4,825 square meters.

Patio Bullrich is one of the most successful shopping centers in Argentina in terms of sales per square meter. Its targeted clientele consists of high-income individuals.

During the fiscal year ended June 30, 2010, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 344.8 million that represent annual sales per square meter of approximately Ps. 29,378.7. Revenues from leases increased from approximately Ps. 31.5 million for the fiscal year ended June 30, 2009 to Ps. 37.3 million for the fiscal year ended June 30, 2010, which represent monthly revenues per gross leasable square meter of Ps. 223.8 in 2009 and Ps. 264.5 in 2010.

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ALTO PALERMO S.A. (APSA)

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As of June 30, 2010, the occupancy rate in Patio Bullrich was 99.7%.

Patio Bullrich’s five largest tenants

Patio Bullrich’s five largest tenants (in terms of sales in the shopping center) accounted for approximately 20.6% of its gross leasable area as of June 30, 2010 and approximately 15.3% of its annual base rent for the fiscal year ended on such date.

The following table sets forth certain information about Patio Bullrich’s five largest tenants as of June 30, 2010:

Tenant	Type of Business	Gross Leaseable Area	% of Gross Leaseable Area
		(sqm)	(%)
Zara	Great shop of clothes and footwear	786.0	6.7
Rouge Internacional	Perfumery / Drugstore	599.6	5.1
Etiqueta Negra	Men’s clothes and footwear	576.1	4.9
Rapsodia	Clothes and footwear	279.5	2.4
Cacharel	Clothes and footwear	173.1	1.5

Total		2,414.3	20.6

Tenant mix of Patio Bullrich

The following table sets forth the tenant mix of the types of businesses in Patio Bullrich:

Type of Business	Gross Leaseable Area	% of Gross Leaseable Area
	(sqm)	(%)
Clothes and footwear	7,312.0	62.3
Entertainment	1,611.2	13.7
Miscellaneous	1,573.5	13.4
Restaurant	946.4	8.1
Home & Houseware	219.6	1.9
Services	73.3	0.6

Total	11,736	100.0

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ALTO PALERMO S.A. (APSA)

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Revenues from Patio Bullrich

The following table sets forth certain information relating to the revenues of Patio Bullrich during the following periods:

	Year ended June 30,
	2008	2009	2010
	(in thousands of Ps.)
Base rent	16,164.8	20,110.3	23,058.5
Percentage rent (1)	4,637.9	2,641.3	4,762.3
Total rent	20,802.7	22,751.6	27,820.8
Revenues from admission rights (2)	5,016.9	5,186.2	5,322.4
Management fees	780.0	960.0	1,140.0
Parking	2,165.4	2,547.7	2,900.7
Other	99.5	91.5	70.0

Total	28,864.5	31,537.0	37,253.9

(1)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Lease expirations for Patio Bullrich

The following table shows a schedule of lease expirations for Patio Bullrich during the periods indicated for existing leases as of June 30, 2010, assuming that none of the tenants exercise renewal options or terminate their leases early:

Lease Agreements Expiration:	Number of Lease Agreements to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(sqm)	(%)	(Ps.)	(%)
2011	40	5,670	48	9,832,279	44
2012	19	2,055	18	5,095,093	23
2013	20	1,688	14	5,145,668	23
2014 and subsequent years	6	2,323	20	2,396,741	10

Total	85	11,736	100	22,469,781	100

(1)	Includes the vacant stores as of June 30, 2010. A lease may be associated to one or more stores.

Alto Noa, City of Salta

Alto Noa is an 90-store shopping center that opened in 1994. Alto Noa is located in the City of Salta, the capital of the Province of Salta, in the northwestern region of Argentina. The province of Salta has a population of approximately 1.2 million inhabitants with approximately 0.6 million inhabitants in the City of Salta. The shopping center has a total constructed area of approximately 30,876 square meters (including parking) which consists of 18,869 square meters of gross leasable area. Alto Noa has a food court with 14 restaurants, a large entertainment center, a supermarket and a multiplex cinema with eight movie theatres. The shopping center is contained on one floor and has a free parking lot for 551 cars.

Alto Noa’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

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ALTO PALERMO S.A. (APSA)

Annual Report

On May 29, 1998, we entered into a lending facility agreement with Hoyts which established the terms of the construction and for the lease of space to operate a cinema complex in Alto Noa. Pursuant to this agreement, Hoyts agreed to finance up to US$ 4.0 million of the cost of the construction of the part of the building where the cinema complex would be located. Construction was completed in August 2000, at which time Hoyts started leasing the space for a period of ten years with options for Hoyts to renew the lease for two additional consecutive ten-year periods. The aggregate amount disbursed amounted to US$ 4.0 million as of October 2000. These borrowings accrue interest at the 180-day LIBOR plus 2-2.25%. Under the agreement, borrowings are being repaid by offsetting against the rent payable by Hoyts. The amount outstanding under this loan as of June 30, 2009 was Ps 3.4 million. If after 30 years of lease, the loan has not been repaid in its entirety, the remaining balance shall become due. Pursuant to Decree No. 214/02, the loan and the lease agreements, which were originally denominated in U.S. Dollars, were mandatorily converted into Pesos.

During the year ended June 30, 2010, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 280.2 million, which represents annual sales per square meter of approximately Ps. 14,852.1. Revenues from leases increased from approximately Ps. 10.9 million for the year ended June 30, 2009 to Ps. 13.7 million for the year ended June 30, 2010, which represent monthly revenues per gross leasable square meter of Ps.48.0 in 2009 and Ps. 60.6 in 2010.

As of June 30, 2010, the occupancy rate in Alto Noa was 99.9%.

Five largest tenants of Alto Noa

Alto Noa’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 32.4% of its gross leasable area as of June 30, 2010 and approximately 15.3% of its annual base rent for the year ended on such date.

The following table sets forth certain information about Alto Noa’s five largest tenants as of June 30, 2010:

Tenant	Type of Business	Gross Leaseable Area	% Gross Leaseable Area
		(sqm)	(%)
Supermercado Norte	Supermarket	3,080.5	16.3
Y.P.F.	Other	1,812.5	9.6
Boulevard Casino	Gaming	519.6	2.8
Garbarino	Houseware	408.3	2.2
Frávega	Houseware	286.3	1.5

Total		6,107.2	32.4

Tenant mix of Alto Noa

The following table sets forth the types of businesses in Alto Noa:

Type of Business	Gross Leaseable Area	% of Gross Leaseable Area
	(sqm)	(%)
Entertainment	6,170.0	32.7
Miscellaneous	6,037.5	32.0
Clothes and footwear	3,632.4	19.3
Home & Houseware	1,494.5	7.9
Restaurant	1,250.5	6.6
Services	284.0	1.5

Total	18,868.9	100.0

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ALTO PALERMO S.A. (APSA)

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Revenues from Alto Noa

The following table sets forth certain information relating to the revenues of Alto Noa during the following periods:

	Year ended June 30
	2008	2009	2010
	(in thousands of Ps.)
Base rent	5,984.2	7,065.4	8,461.6
Percentage rent (1)	2,807.5	2,655.1	3,968.2
Total rent	8,791.7	9,720.5	12,429.8
Revenues from admission rights (2)	686.9	912.8	1,069.6
Management fees		144.0	144.0
Other	143.7	87.5	57.5

Total	9,622.3	10,864.8	13,700.9

(1)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Lease expirations for Alto Noa

The following table shows a schedule of lease expirations for Alto Noa during the periods indicated for existing leases as of June 30, 2010, assuming that none of the tenants exercise renewal options or terminate their leases early:

Lease Agreements Expiration:	Number of Leases to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(sqm)	(%)	(Ps.)	(%)
2011	54	11,836	63	3,652,494	50
2012	17	1,582	8	1,265,790	17
2013	15	4,472	24	1,565,520	21
2014 and subsequent years	4	979	5	906,000	12

Total	90	18,869	100	7,389,804	100

(1)	Includes the vacant stores as of June 30, 2010. A lease may be associated to one or more stores.

Mendoza Plaza, City of Mendoza

Mendoza Plaza is a 150-store shopping center which opened in 1992 and is in the City of Mendoza, the capital of the Province of Mendoza. As of June 30, 2010 we own a 100% interest in Mendoza Plaza Shopping S.A. The city of Mendoza has a population of approximately 1.0 million inhabitants, making it the fourth largest city in Argentina. Mendoza Plaza consists of 40,651 square meters of gross leasable area and has a multiplex cinema covering an area of approximately 3,659 square meters with ten movie theatres, a Chilean department store Falabella, a food court with 22 restaurants, an entertainment center and a supermarket, which is also a tenant. The shopping center has two levels and has a free parking lot for 2,600 cars.

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ALTO PALERMO S.A. (APSA)

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Mendoza Plaza’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

During the fiscal year ended June 30, 2010, shopping center visitors generated total retail sales in nominal value of approximately Ps.559.4 million, which represents annual sales per square meter of approximately Ps. 13,760.1. Revenues from leases increased from approximately Ps. 25.5 million for the fiscal year ended June 30, 2009 to Ps. 27.2 million for the fiscal year ended June 30, 2010, which represent monthly revenues per gross leasable square meter of Ps. 51.6 in 2009 and Ps. 55.8 in 2010.

As of June 30, 2010, the occupancy rate was 93.1%.

Five largest tenants of Mendoza Plaza

Mendoza Plaza’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 44.3% of its gross leasable area as of June 30, 2010 and approximately 23.2% of its annual base rent for the fiscal year ended on such date.

The following table sets forth certain information about Mendoza Plaza’s five largest tenants as of June 30, 2010:

Tenant	Type of Business	Gross Leaseable Area	% of Gross Leaseable Area
		(sqm)	(%)
Falabella	Anchor store	8,563.0	21.1
Super Vea Plaza	Supermarket	4,498.0	11.1
Village Cines	Cinema	3,658.9	9.0
Garbarino	Houseware	813.9	2.0
Frávega	Houseware	469.4	1.1

Total		18,003.2	44.3

Tenant mix of Mendoza Plaza

The following table sets forth the types of businesses of the tenants in Mendoza Plaza:

Type of Business	Gross Leaseable Area	% of Gross Leaseable Area
	(sqm)	(%)
Entertainment	9,501.5	23.4
Clothes and footwear	9,167.3	22.6
Anchor Store	8,563.0	21.0
Miscellaneous	6,241.5	15.4
Restaurant	3,104.3	7.6
Home & Houseware	2,953.0	7.2
Services	1,120.3	2.8

Total	40,650.9	100.0

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Revenues from Mendoza Plaza

The following table sets forth certain information relating to the revenues of Mendoza Plaza during the following periods:

	Year ended June 30,
	2008	2009	2010
	(in thousands of Ps.)
Base rent	13,773.3	14,122.9	15,091.7
Percentage rent (1)	7,080.0	8,221.3	9,014.2
Total rent	20,853.3	22,344.2	24,105.9
Revenues from admission rights (2)	2,327.0	2,196.4	2,376.3
Management fees	478.8	611.3	669.2
Other	573.2	326.0	54.7

Total	24,232.3	25,477.9	27,206.1

(1)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Lease expirations for Mendoza Plaza

The following table shows a schedule of lease expirations for Mendoza Plaza during the periods indicated for existing leases as of June 30, 2010, assuming that none of the tenants exercise renewal options or terminate their leases early:

Lease Agreements Expiration:	Number of Lease Agreements to Expire(1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(sqm)	(%)	(Ps.)	(%)
2011	86	15,748	39	7,067,398	51
2012	16	1,137	3	1,038,037	8
2013	36	3,329	8	2,398,180	17
2014 and subsequent years	12	20,437	50	3,277,619	24

Total	150	40,651	100	13,781,234	100

(1)	Includes the vacant stores as of June 30, 2010. A lease may be associated to one or more stores.

Alto Rosario, City of Rosario

Alto Rosario is a 144-store shopping center located in the city of Rosario, the third largest city in Argentina in terms of population. It has a total constructed area of approximately 100,750 square meters (including parking) which consists of 28,650 square meters of gross leasable area. Alto Rosario has a food court with 17 restaurants, a large entertainment center, a supermarket and a Showcase cinema with 14 state-of-the-art movie theatres. The shopping center occupies one floor and has a free parking lot for 1,736 cars.

Alto Rosario’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

During the year ended June 30, 2010, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 419.1 million, which represents annual sales per square meter of approximately Ps. 14,629.6. Revenues from leases increased from approximately Ps. 24.1 million for the year June 30, 2009 to Ps. 30.8 million for the year ended June 30, 2010, which represent monthly revenues per gross leasable square meter of Ps. 67.3 in 2009 and Ps. 89.6 in 2010.

As of June 30, 2010, the occupancy rate in Alto Rosario was 93.7%.

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ALTO PALERMO S.A. (APSA)

Annual Report

Five largest tenants of Alto Rosario

Alto Rosario’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 37.0% of its gross leasable area as of June 30, 2010 and approximately 10.8% of its annual base rent for the year ended on such date.

The following table sets forth certain information about Alto Rosario’s five largest tenants as of June 30, 2010:

Tenant	Type of Business	Gross Leaseable Area	% of Gross Leaseable Area
		(sqm)	(%)
Showcase	Cinemas	8,984.0	31.4
Sport 78	Sports Clothes and footwear	612.5	2.1
Red Megatone	Houseware	406.5	1.4
Frávega	Houseware	386.5	1.3
Compumundo	Houseware	232.5	0.8

Total		10,622.0	37.0

Tenant mix of Alto Rosario

The following table sets forth the types of businesses in Alto Rosario:

Type of Business	Gross Leaseable Area	% of Gross Leaseable Area
	(sqm)	(%)
Clothes and footwear	10,647.8	37.2
Entertainment	10,041.6	35.0
Home & Houseware	2,807.5	9.8
Restaurant	2,107.2	7.4
Miscellaneous	1,879.4	6.5
Services	1,166.8	4.1

Total	28,650.3	100.0

Revenues from Alto Rosario

The following table sets forth certain information relating to the revenues of Alto Rosario during the following period:

	Fiscal year ended June 30,
	2008	2009	2010
	(in thousands of Ps.)
Base rent	11,017.9	13,778.4	16,407.2
Percentage rent (1)	7,671.4	7,992.2	10,599.2
Total rent	18,689.3	21,770.6	27,006.4
Revenues from admission rights (2)	649.9	1,770.8	3,019.0
Management fees	450.0	525.0	570.0
Other	0.0	74.4	225.1

Total	19,789.2	24,140.8	30,820.5

(1)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

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ALTO PALERMO S.A. (APSA)

Annual Report

Lease expirations for Alto Rosario

The following table shows a schedule of lease expirations for Alto Rosario during the periods indicated for existing leases as of June 30, 2010, assuming that none of the tenants exercise renewal options or terminate their leases early:

Lease Agreements Expiration:	Number of Lease Agreements to Expire(1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(sqm)	(%)	(Ps.)	(%)
2011	58	8,547	30	4,321,446	31
2012	45	4,876	17	4,778,288	34
2013	29	4,245	15	3,345,036	24
2014 and subsequent years	12	10,982	38	1,594,723	11

Total	144	28,650	100	14,039,493	100

(1)	Includes the vacant stores as of June 30, 2010. A lease may be associated to one or more stores.

Córdoba Shopping Villa Cabrera.

Córdoba Shopping Villa Cabrera is a shopping center covering 35,000 square meters of surface area, which consists of 15,643 square meters of gross leasable area. Córdoba Shopping has 104 commercial stores, 12 cinemas and parking lot for 1,500 vehicles, located in Villa Cabrera, City of Córdoba.

During the fiscal year ended June 30, 2010, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 164.3 million, which represents annual sales per square meter of approximately Ps. 10,502.2. Revenues from leases increased for Ps. 11.3 million for the fiscal year ended June 30, 2009 to Ps. 13.6 million for the fiscal year ended June 30, 2010, which represent monthly revenues per gross leasable square meter of Ps. 59.4 in 2009 and Ps. 72.2 in 2010.

As of June 30, 2010, the occupancy rate was 98.8%.

Five largest tenants of Córdoba Shopping

Córdoba Shopping’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 41.4% of its gross leasable area as of June 30, 2010 and approximately 11.2% of its annual base rent for the fiscal year ended on such date.

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ALTO PALERMO S.A. (APSA)

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The following table sets forth certain information about Córdoba Shopping’s five largest tenants as of June 30, 2010:

Tenant	Type of Business	Gross Leaseable Area	% of Gross Leaseable Area
		(sqm)	(%)
Showcase	Cinema	5,442.5	34.8
Nike	Sports Clothes and footwear	379.5	2.4
Mc Donald’s	Food	316.3	2.0
New Sport	Sports Clothes and footwear	205.2	1.3
Rapsodia	Clothes and footwear	129.9	0.8

Total		6,473.4	41.3

Tenant mix of Córdoba Shopping

The following table sets forth the types of businesses in Córdoba Shopping:

Type of Business	Gross Leaseable Area	% of Gross Leaseable Area
	(sqm)	(%)
Clothes and footwear	6,478.8	41.3
Entertainment	6,078.3	38.9
Restaurant	1,135.9	7.3
Miscellaneous	965.8	6.2
Services	504.8	3.2
Home & Houseware	479.7	3.1

Total	15,643.3	100.0

Revenues from Córdoba Shopping

The following table sets forth certain information relating to the revenues of Córdoba Shopping during the following periods:

	Year ended June 30
	2008	2009	2010
	(in thousands of Ps.)
Base rent	6,926.6	6,969.6	7,681.6
Percentage rent (1)	2,006.5	2,616.6	4,121.4
Total rent	8,933.1	9,586.2	11,803.0
Revenues from admission rights (2)	1,081.0	1,073.7	1,115.3
Management fees	386.4	478.5	526.1
Other	176.3	118.1	110.2

Total	10,576.8	11,256.5	13,554.6

(1)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

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Lease expirations for Córdoba Shopping

The following table shows a schedule of lease expirations for Córdoba Shopping during the periods indicated for existing leases as of June 30, 2010, assuming that none of the tenants exercise renewal options or terminate their leases early:

Lease Agreements Expiration:	Number of Lease Agreements to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(sqm)	(%)	(Ps.)	(%)
2011	59	6,445	41	3,257,559	51
2012	24	2,025	13	1,689,583	26
2013	15	1,367	9	972,720	15
2014 and subsequent years	6	5,806	37	530,492	8

Total	104	15,643	100	6,450,354	100

(1)	Includes the vacant stores as of June 30, 2010. A lease may be associated to one or more stores.

Dot Baires Shopping

Dot Baires Shopping is a shopping center that was opened in May 2009. It has 4 floors and 3 underground levels, a covered surface area of 173,000 square meters, of which 49,750 constitute Gross Leasable Area, comprising 153 retail stores, a hypermarket, a 10-screen multiplex movie theater and parking space for 2,200 vehicles.

Dot Baires Shopping is located in the Saavedra neighborhood in the City of Buenos Aires, at the spot where Av. General Paz meets the Panamerican Highway and is the largest shopping center in the City of Buenos Aires in terms of square meters.

As of June 30, 2010, we have an 80% ownership interest in Panamerican Mall S.A.

For the year ended on June 30, 2010, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 763.5 million, which represent annual sales for approximately Ps. 15,347.4 per square meter. Revenues from leases for the year ended June 30, 2010 was approximately Ps. 64.4 million, which represent annual revenues per gross leasable square meter of Ps. 1,294.1.

As of June 30, 2010, the occupancy rate in Alto Palermo was 100.0%.

Five largest tenants of Dot Baires Shopping

Dot Baires Shopping’s five largest tenants (in terms of sales of this shopping center) accounted for approximately 46.3% of its gross leasable area as of June 30, 2010 and approximately 23.3% of its annual base rent for the year ended on such date.

The following table describes Dot Baires Shopping’s five largest tenants as of June 30, 2010:

Tenant	Type of Business	Gross Leaseable Area	% of Gross Leaseable Area
		(sqm)	(%)
Walmart	Supermarket	12,600.0	25.3
Falabella	Anchor Store	8,086.7	16.3
Zara	Great shop of Clothes and footwear	1,178.9	2.4
Frávega	Houseware	675.4	1.4
Garbarino	Houseware	472.5	1.0

Total		23,013.5	46.4

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Tenant mix of Dot Baires Shopping

The following table sets forth the types of businesses in Dot Baires Shopping:

Type of Business	Gross Leaseable Area	% of Gross Leaseable Area
	(sqm)	(%)
Miscellaneous	15,098.20	30.3
Clothes and footwear	12,712.00	25.6
Anchor Store	8,087.00	16.3
Entertainment	7,135.00	14.3
Services	2,399.30	4.8
Home & Houseware	2,264.50	4.6
Restaurant	2,054.00	4.1

Total	49,750.00	100.0

Revenues from Dot Baires Shopping

The following table sets forth certain information relating to the revenues of Dot Baires Shopping during the following periods:

	Year ended June 30
	2008	2009	2010
	(in thousands of Ps.)
Base rent	—	5,298.5	42,309.4
Percentage rent (1)	—	1,335.4	8,524.3
Total rent	—	6,633.9	50,833.7
Revenues from admission rights (2)	—	1,296.4	8,265.9
Management fees	—	200.0	1,200.0
Other	—	—	3,845.4
Parking	—	379.5	233.6

Total	—	8,509.8	64,378.6

(1)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

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Lease expirations for Dot Baires Shopping

The following table shows a schedule of lease expirations for Dot Baires Shopping during the periods indicated for existing leases as of June 30, 2010, assuming that none of the tenants exercise renewal options or terminate their leases early:

Lease Agreements Expiration:	Number of Lease Agreements to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(sqm)	(%)	(Ps.)	(%)
2011	0	0	0	0	0
2012	45	13,058	26	12,892,747	32
2013	77	8,535	17	16,300,656	40
2014 and subsequent years	31	28,157	57	11,472,104	28

Total	153	49,750	100	40,665,507	100

(1)	Includes the vacant stores as of June 30, 2010. A lease may be associated to one or more stores.

New Projects and Undeveloped Properties.

Torres Rosario Project, City of Rosario, Province of Santa Fe. APSA owns an entire block covering approximately 50,000 square meters overall, sub-divided into 8 smaller parcels, located in the City of Rosario, nearby Alto Rosario Shopping Center. As of June 30, 2010, a barter had been executed over two parcels (parcels 2-G and 2-H). The barter of parcel 2-G represents a total of 10,128 square meters for sale and Condominios de Alto S.A. will receive 15 apartments, with a total built area of 1,504 square meters and 15 parking lots in compliance with the barter agreement, which units have already been offered for sale as from May. The barter of parcel 2-H represents a saleable total of 14,500 square meters for sale, of which 3,188 square meters represent the performance of the barter agreement. This surface area is equivalent to 42 apartments and 42 parking lots.

As consideration for the barter of parcel 2-G (totaling a surface of 10,128 sqm for sale), Condominios de Alto S.A. will transfer 15 apartments, with a total constructed area of 1,504.45 sqm (representative of 14.85% of the total building to be constructed in this parcel) and 15 parking spaces (representative of 15% of the total parking surface to be constructed in this property). As of the end of year 2010, APSA and Condominios del Alto S.A. executed a supplementary deed that specifically determines the units involved in the barter that should be transferred to APSA and the deed of possession of the 15 functional units corresponding to parking spaces. These units are already for sale since May. The degree of completion in parcel 2-G is 100% and the execution of its deeds of sale is imminent.

As consideration for the barter of parcel 2-H (totaling a surface area of 14,500 sqm for sale), Condominios de Alto S.A. will transfer 42 apartments, with a total constructed surface of 3,188 sqm (representative of 22% of the total building to be constructed in this parcel) and 47 parking spaces (representative of 22% of the total parking surface to be constructed in this property). The degree of completion of parcel 2-H is 45% and the works are expected to conclude during the first half of 2011.

Acquisition of Soleil Factory, San Isidro, Province of Buenos Aires. On December 28, 2007, we entered into a preliminary sales agreement with INC S.A. concerning a partial conveyance of goodwill whereby we acquired one of the portions of goodwill formed by the shopping center known as “Soleil Factory” currently operating in the premises located in San Isidro, in northern Greater Buenos Aires. The closing of this transaction was subject to certain conditions precedent. The total price was US$ 20.7 million, of which we paid US$ 8.1 million as down payment. The balance of US$ 12.6 million will accrue an annual interest rate of 5% plus VAT and it will be repaid in 7 equal and consecutive annual installments. The first interest installment will be paid one year after the execution and delivery of the agreement and together with the payment of the last interest installment, the total outstanding balance will be repaid. At that time, we signed a letter of offer for the acquisition, construction and

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operation of a Shopping Center in the premises owned by INC S.A. in the City of San Miguel de Tucumán, Province of Tucumán. This transaction was subject to certain conditions precedent, including, but not limited to, the partial acquisition from INC S.A. of the goodwill of the Shopping Center operating in Soleil Factory. On July 1st, 2010, the deed for the conveyance of title of goodwill was executed and the possession of the building where the shopping center operates was delivered.

PAMSA-Dot Baires Offices. Panamerican Mall S.A., a subsidiary of our Company, is in the process of completing the development of an office building with a gross leasable area of 9,700 sqm adjacent to the shopping center opened in May 2009, Dot Baires. This building is substantially in operating conditions and it marks the entrance by the Company in the booming rental office corridor in the northern area of the City of Buenos Aires.

Neuquén Project, Province of Neuquén. The main asset of the project is a plot of land of approximately 50,000 square meters. The project contemplates the construction of a shopping center, a hypermarket, a hotel and an apartment building.

On June 12, 2009, a new agreement was executed with the Municipality of Neuquén whereby we were required to submit the blueprints of the new Road Project (including the additions to the project agreed upon) and the blueprints of the Modified General Project. The respective modifications to the blueprints mentioned were filed on October 19, 2009. Then, the Municipality of Neuquén raised some observations that were duly responded. On January 18, 2010, the Municipality of Neuquén requested corrections to the blueprints filed and imposed a 30-day term for filing them. Finally, the Company was notified that the architectural project had been registered, which triggered, on April 8, 2010, the commencement of a term of 90 running days for the start of the shared works. The Company submitted the mandatory working plans for the first stage of the works (which contemplates the construction of the Shopping Center and the Hypermarket) and was granted the authorizations necessary to start working. On July 5, 2010, well within the 90-running day term already mentioned, it started the shared works.

The first stage of the works is to be finished in a maximum 22-month period counted as from the date of commencement of the construction works. In the event of a breach in the conditions agreed upon, the Municipality of Neuquén is entitled to terminate the agreement and proceed as necessary, which means that the Municipality of Neuquén is entitled to demand that the parcels it sold to the Company be returned.

On June 18, 2009, Shopping Neuquén S.A. received from the company G&D Developers S.A. US$ 119 thousand as price for the sale of a lot of approximately 4,332 square meters located in the surroundings, of the property that will host the shopping center, though separate from it, in the framework of the negotiations conducted with the Municipality of Neuquén.

Ex Escuela Gobernador Vicente de Olmos, Córdoba, Province of Córdoba. In November 2006 we participated in a public bidding called by Corporación Inmobiliaria Córdoba S.A. for the sale of the building known as Ex Escuela Gobernador Vicente de Olmos, located in the City of Córdoba. The building has 5,147 square meters of surface area. Inside the building there is a portion of the Patio Olmos shopping center, which operates in four commercial plants and has two underground parking lots. This shopping center also includes two neighboring buildings with cinemas and a commercial annex connected to sector covered by the call for bids and legally related through easement contracts. The building is under a concession contract effective for a 40-year term, expiring in February 2032, in which Alto Palermo acts as grantor. On September 25, 2007, the Government of the Province of Córdoba executed and delivered the title deed conveying the property where Patio Olmos Shopping Center is currently operating, together with the transfer of the respective concession contract.

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Caballito plot, Ferro Project. This is a property of approximately 23,389 square meters in the City of Buenos Aires, neighborhood of Caballito, one of the most densely populated of the city, which Alto Palermo purchased in November 1997. This plot would allow developing a shopping center having 30,000 square meters, a hypermarket, a cinema complex, and several recreation and entertainment activity areas. We are currently working to define the commercial project. At present, the legislature of the City of Buenos Aires has received a legislative bill to approve the zoning parameters corresponding to this property and it has been consented to by the City’s executive branch.

Coto Residential Project. Alto Palermo is the owner of an air space of about 24,000 sqm above the Coto hypermarket that is close to Abasto Shopping Center in the heart of the city of Buenos Aires. Alto Palermo S.A. and Coto Centro Integral de Comercialización S.A. (“Coto”) executed and delivered a deed dated September 24, 1997 whereby APSA acquired the rights to receive parking units and the rights to build on top of the premises located in the block formed by the streets Agüero, Lavalle, Guardia Vieja and Gallo, in the Abasto neighborhood. During year 2009, a conditional barter agreement was executed, pursuant to which APSA would transfer to Cyrsa S.A. (Cyrsa) 112 parking units and the rights to build on top of the hypermarket two building towers in so far as a number of conditions are met. In exchange, Cyrsa would deliver to APSA an as of yet undefined number of units in the building to be built equivalent to 25% of the square meters that as a whole do not total less than four thousand and fifty-three square meters, with fifty square centimeters of own square meters to be built on the whole. Additionally, in the event there were any, Cyrsa would deliver to APSA a number of storage spaces equivalent to 25% of the storage spaces in the building to be built. In addition, in the event of meeting the conditions precedent applicable to the transaction, Cyrsa would pay to APSA US$ 88,815 and would proceed with the works in the parking lots that APSA would receive from Coto. This payment would be made within 30 running days as from the execution of the barter deed. For this barter to be consummated, the conditions precedent require Coto, the current owner of the real estate mentioned above that currently hosts a hypermarket, retail stores and parking spaces, to provide certain essential services. Possession over the real estate shall be conveyed upon executing the title deed, scheduled to take place within 30 days counted as from the date on which APSA notifies Cyrsa of compliance with the conditions precedent. The transaction between Cyrsa and APSA totals US$ 5.9 million.

Beruti plot. In June 2008, we acquired a plot of land situated at Berutti 3351/3359, between Bulnes and Avenida Coronel Díaz in Palermo, a neighborhood in the City of Buenos Aires quite close to our Shopping Center known as “Shopping Alto Palermo”. The transaction involved a surface area of 3,207 square meters for a price of US$ 17.8 million. This has been a significant acquisition because of the strategic location of the property, in the immediate vicinity of our main shopping center.

Paraná Plot. On June 30, 2009, Alto Palermo S.A. (APSA) executed a “Letter of Intent” whereby it stated its intention to acquire a plot of land of approximately 10,022 square meters in the City of Paraná, Province of Entre Ríos, to be allocated to the construction, development and exploitation of a shopping center or mall. The purchase price was US$ 0.5 million, of which at the beginning of July, the sum of US$ 0.05 million was paid as advance payment and as consideration for promising not to sell the property until November 27, 2009.

Recent Events

Acquisition of “Soleil Factory”, San Isidro, Province of Buenos Aires. On July 1st, 2010, we and INCSA executed the final instrument of partial transfer of goodwill and Closing Minutes whereby INCSA transferred the goodwill of the Shopping Center that does business under the name “Soleil Factory”, which started operations on the date referred to above. The transaction was filed with the Argentine Antitrust Authority, which has not rendered a decision yet.

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San Miguel de Tucumán Plot. We executed an offer for the purchase, construction and operation of a shopping center in a plot of land owned by INCSA located in the City of San Miguel de Tucumán, Province of Tucumán. The transaction is subject to certain conditions precedent.

Paraná Plot. On August 12, 2010 we executed the preliminary purchase agreement. The purchase price was US$ 0.5 million, payable as follows: i) U$S 0.05 million were paid as advance payment on July 14, 2009; and ii) US$ 0.1 million were paid upon execution of the preliminary agreement; and iii) US$ 0.35 million will be paid upon execution of the title deed of conveyance of property.

Torres Rosario Project. On April 14, 2010 and May 3, 2010 we sold the lots designated as 2A and 2E. The transaction price was US$ 4.2 million for lot 2A and US$ 1.4 million for lot 2E.

Consumer Financing Segment

We participate in the consumer financing business through our subsidiaries Tarshop and Metroshop, in which we hold a 100% and a 50% interest, respectively. During year 2010, we entered into an agreement for the sale of 80% of our shareholding in Tarshop to Banco Hipotecario. On May 21, 2010 and as part of the above mentioned agreement, Alto Palermo S.A. (APSA) and Tarshop S.A. entered into an agreement that perfected the transfer of shares, pursuant to which Tarshop S.A. sold to APSA 18,400,000 registered, non-endorsable common shares of a par value of Ps. 1 each and entitled to 1 vote per Class “A” share, representing 50% of Metroshop S.A.’s stock capital. On August 30, 2010, the Central Bank of the Republic of Argentina notified Banco Hipotecario of the approval of the transaction, the closing of which remains pending as of the date hereof.

The Argentine consumer financing market revolves basically around two main instruments: credit cards and unsecured loans, both in cash and through consumption financing at retail stores. These two modalities entail the involvement of two types of entities: those regulated by the Law of Financial Institutions (Law No. 21,526) that include banks and financial institutions and unregulated institutions, such as Tarshop.

In turn, Tarshop’s business structure includes (i) Credit Cards, (ii) Unsecured Loans, (iii) Consumer Financing at Retail Stores and (iv) Peripherals. As regards the Credit Card segment that does business as “Tarjeta Shopping”, Tarshop is responsible for issuance, processing and sales which in turn affords the company the advantage of being flexible in the design of plans that meet the needs of both target customers and the retail stores that operate with the company.

As of June 30, 2010, Tarshop had 872,000 customer accounts, 347,000 of which posted balances, with an average outstanding amount of Ps. 1,727 per account. The total portfolio amounted to Ps. 884.3 million, with 42.4% being securitized through the Tarjeta Shopping Financial Trust Program.

The portfolio net of write-offs and including securitized coupons as of June 30, 2010 stood at Ps. 608.0 million, 2.9% lower than the Ps. 627.0 million portfolio held as of June 30, 2009.

Tarshop’s current business network is made up by 23 points of sale scattered throughout the City of Buenos Aires, Greater Buenos Aires, Córdoba, Tucumán, Salta and Jujuy. As of June 30, 2010, the retail stores that accept payments through the Tarshop credit card were more than 50,000, 30.2% of which post transactions on a regular basis. On the whole, more than 6.2 million transactions have been posted during the year mentioned.

As regards collections, loans overdue for periods ranging from 90 to 180 days as of June 30, 2010 stood at 3.1% (over the portfolio net of write-offs).

On October 30, 2009, the Extraordinary General Shareholders’ Meeting of Tarshop resolved upon a capital increase, through the capitalization of irrevocable capital contributions on account of future capital increases, for the amount of Ps. 105.0 million, without issue premium, and the issuance of 105,000,000 registered common non-endorsable shares of Ps. 1 par value each and entitled to one

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vote per share. This amount was provided as financial aid to Tarshop during the second quarter of year 2009, which was subsequently accepted as irrevocable capital contributions. The adoption of this measure aimed at strengthening Tarshop’s balance sheet and at reinforcing its financial position in the face of the delicate situation prevailing in the financial trust market in which a part of Tarshop’s businesses are conducted and of Tarshop’s very low capitalization compared to its competitors.

In Year 2010, in comparison with Year 2009 results have reverted from losses to profits, which can be explained by the decisions implemented and the improvement in capitalization combined with a relative stabilization in local financial markets, a drop in uncollectibility charges and a decrease in operating expenses. It should be highlighted that, during the last months of year 2009, a drop in losses was observed compared to previous quarters.

The table below contains information about our consumer financing business for the relevant fiscal years:

	Year ended June 30,
	2008	2009	2010
	(in million Pesos - constant currency)
Revenues from sales:
Revenues from services (1)	160.1	117.7	116.4
Interest	52.0	56.1	70.9
Commissions to retail stores	31.4	25.2	26.6
Revenues from services rendered to Metroshop	5.6	5.9	4.3
Other revenues from services rendered	6.4	6.4	7.1
Income on portfolio securitization	13.4	11.5	26.4

Total revenues from sales	268.9	222.8	251.7

(1)	These are revenues from: fees on the grant of loans, account maintenance and management, collections procedures, selling expenses and purchases in installments.

Purchase and credit card

Tarshop operates in this business as an issuing and financing company, as a processor of its own card trademark, and as payer to the network of stores accepting the product.

Tarjeta Shopping is accepted in over 50,000 affiliated stores, including the main supermarket, household appliances chains, and shopping centers.

Through its product Tarjeta Shopping, Tarshop provides a wide variety of benefits, such as exclusive discounts and promotions, financing plans in installments, cash advances in the ATM networks all over the country, balance financing through minimum payments, and it also facilitates balance payments at several collection entities, automatic teller machine networks, internet, direct debits through customers’ debit cards and certainly at Tarshop’s own branch network.

A differentiating element of Tarshop’s competitive strategy is its ability to establish the eligibility of customers, and grant them their credit card immediately embossing plastics on the spot, at the branch, which allows the customers to have immediate use of the product.

The main channels for attracting customers are our branch offices, reinforced by booths and points of sale in our shopping centers and retail stores.

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Cash loans and consumer financing at stores

Tarshop’s loans business operates through two distinct modalities:

•	Personal loans granting cash amounts without a fixed use, called “Préstamos Tarshop.”

•	Consumer financing at stores, granting loans to individuals intending to purchase a specific good, for a fixed amount in a store, called “Créditos Tarshop.”

Cash loans are granted in fixed installments in pesos and the terms offered vary according to market conditions.

Ease of access also applies to payments of installments as they can be channeled through different means, such as collections entities, networks of automatic teller machines, over the Internet, through direct debits from customers’ bank accounts and through Tarshop’s own branch of networks.

“Créditos Tarshop” are loans granted immediately, upon the customer’s submittal of the relevant documents. The store submits this documentation to our processing center where, after the relevant analysis of the documents, we decide whether the credit is granted.

“Créditos Tarshop” constitute a product with major potential: they turn each affiliated store into a small branch, with no need for the infrastructure of a store. This modality applies mainly to stores that sell durable and semi-durable products.

Distribution Network

At present, Tarshop has 23 points of sale, including our shopping centers Alto Avellaneda, Alto Palermo and Abasto and Dot Baires, as well as storefronts in major commercial centers located in the District of Avellaneda, downtown Buenos Aires and in the cities of Lomas de Zamora, Morón, Quilmes, Liniers, Florencio Varela, San Justo, Moreno and Merlo, among others. It also has branches in the Provinces of Córdoba, Tucumán, Salta and San Salvador de Jujuy.

We have promotion booths and account representatives at Supermercados Coto in the cities of Lanús and Temperley and Supermercado Hiper Libertad located in the city of Salta. We have strategic alliances with certain major household appliances and motorcycle stores, where purchases can be made through the “Créditos Tarshop” system: credit can be granted on the spot with no need for a card for making the first purchase.

Each branch is organized as an independent business unit as regards commercial matters: they handle the resources required for attaining their commercial objectives concerning invoicing and account opening. Besides, Tarshop has its own structure of cashiers at branches for collection of account statement balances and for the automatic grant of cash loans to customers with facilities and procedures for fund management and transportation similar to those used in banks.

Loan Origination Process

The loan origination process is based on the enforcement of credit policies laid down by the Risk Committee with parameters set up in the system, by means of a Scoring Model.

Credit assessment is a three-step process: verification and control of documents submitted and data provided by the customer, analysis of credit history in the financial market and credit limit allocation. Such information is validated by various credit bureaus.

As a part of the credit assessment process, there is the involvement of the Fraud Department in the validation of data through the enforcement of prevention policies, by means of automatic identity validation tools.

The allocation of a credit limit consists in the assessment of the amount to be granted according to the level of indebtedness, income and risk score within certain parameters. The calculation of income may take into account the income of one or more members of the applicant’s family group, who are required to submit evidence of the documents as a guarantee.

For existing customers, Tarshop defines limit share reclassification policies, either individual or massive, processed by the Credit Department.

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Portfolio Analysis and Maintenance

Resorting to statistical techniques and massive information handling tools geared towards mitigating credit risk, Tarshop supervises and monitors the behavior of its customer portfolio and the various economic conditions in the market that may have an adverse bearing customers’ repayment duties.

Besides, Tarshop deploys strategies consisting in acquisitions, cross-selling and maintenance of its portfolio in connection with its various target segments.

Collection Process

Tarshop’s collection process is carried out according to the strategy defined by its Risk Management group.

It is divided into different tranches of default and it starts with preventive actions taken through a system of automatic calls to accounts deemed by the Company as prospectively risky.

The internal management process starts through a telephone call by the Collection Group Call Center and relies on telephone management supported by a predictive dialing device. It is simultaneously supplemented by letters and automatic messages.

This process intensifies as account default moves forward. When internal management is unsuccessful, collection management is referred in a pre-litigation instance to external law firms hired for that purpose.

Upon expiration of the term for external pre-litigation we perform a portfolio analysis and the accounts that may be subject to judicial proceedings are grouped together. Any accounts not fulfilling the requirements to bring legal action are referred to Collection Agents who visit the defaulting customers personally at their home address.

Throughout the process the use of mitigation tools is assessed, ranging from refinancing to payment reduction settlements.

The policies for allowances for bad debts are similar to those established by the Banco Central de la República Argentina (Central Bank of the Republic of Argentina)1.

The following table describes the allowance percentages calculated by Tarshop based on the regulations of the Central Bank.

Arrears	Allowance (days)%
Regular Compliance	0 to 31	1
Inadequate Compliance	32 to 90	5
Deficient Compliance	91 to 180	25
Difficult Recovery	181 to 365	50

[1]

The allowance for bad debts was estimated based on credit classification performed according to criteria related to debtors’ obligation default levels, and according to this classification the minimum allowance criteria arising from Communication “A” 2729 and amendments of the Banco Central de la República Argentina have been applied.

In addition, the Company verifies whether the allowance raised as explained in the paragraph above is sufficient by assessing the portfolio that exhibits uncollectibility risk and based on its performance.

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The table below provides information about our loan portfolio (including the securitized fraction):

	June 30,
	2008		2009		2010
	(1)		(1)		(1)
Portfolio condition
Regular compliance (2)	779.3	83.36%	455.2	74.32%	530.5	88.38%
Overdue:
31-89 days	33.2	3.55%	26.4	4.31%	18.0	3.00%
90-180 days	55.5	5.94%	41.9	6.84%	20.6	3.43%
181-365 days	66.9	7.15%	89.0	14.53%	31.1	5.19%
Total	934.9	100.00%	612.5	100.00%	600.2	100.00%
Over 365 days and under legal proceedings (3)	109.7	—	206.5	—	284.1	—
Allowance for bad debts over the regular compliance portfolio as % of delinquent portfolio	—	46.3%	—	64.40%	—	64.48%
Allowance for bad debts over the regular compliance portfolio as % of regular compliance portfolio	—	7.7%	—	16.54%	—	7.49%

(1)	In million Pesos.
(2)	Regular compliance loans, with delinquencies not in excess of 30 days.
(3)	Loans covered by a bad debt allowance at 100%.

Funding

In the course of this year, Tarshop’s financial and liquidity was reinforced as a result of new bank loans, the issuance of Short-term Debt Securities and the Company’s increasing results. The Company’s shareholders’ equity grew from Ps. 100.2 million as of June 30, 2009 to Ps. 127.3 million as of June 30, 2010.

As of June 30, 2010, the Company’s own portfolio stood for 57.6% of its total portfolio whereas as of June 30, 2009 it had stood for 40.7%.

Tarshop has maintained its policy of issuance of financial trusts, through its own Trust Securitization Program under which 60 series have been issued. During this fiscal year, 9 series were subscribed for an amount of Ps. 420 million.

During this fiscal year, Tarshop has successfully placed in the market the first issuance of its own Short-term Debt Securities Global Program (VCP) for Ps. 22.7 million.

In addition, in the course of this fiscal year, the Company entered into new banking funding agreements for a total of Ps. 44.0 million, extending the term of its financings and diversifying the funding sources.

Technology

The Company relies on technological applications to internally support all business processes, from origination to account opening, issue of cards, transaction validation, loan management, customer management, generation and printing of bills, payments to affiliated stores, collections on a daily basis, delinquency account management and financial trust management.

For the past years, Tarshop has been implementing world-class applications that have proven to be successful all over the world, as is the case of SAP for ERP and of Avaya for comprehensive customer relationship management.

As regards the business’ core applications, which are maintained in-house, the Company deploys a strategy consisting in continuously improving its core applications based on careful supervision of the business’ key indicators in order to make improvements in those spots where the business needs them most. Examples of this strategy were the integration between the Company’s core application and the collection procedure application and the telephone communications scheme which resulted in streamlined collections and better customer service. Besides, the Company’s web and mobile services platform was renewed, which in turn led to automating contacts with customers and affiliated stores as well as improved loan sales at retail stores.

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ALTO PALERMO S.A. (APSA)

Annual Report

As concerns the technological platform, an ambicious updating and estandarization plan was completed, which embrassed most of the serves that support the business, including virtualization concepts, use of blade technologies, consolidated storage and virtual backup, which led to improving availability and performance of all the business processes, achieving an annual availability average of 99.9% for the main processes.

During fiscal year 2010, the company implemented a contingency plan that allows it to have a copy of the main business processes at an alternative processing site, which ensures a better availability of services.

As regards the IT governance methodology, Tarshop keeps carrying out a process to re-convert the various activities in the area based on the best practices prescribed by ITIL and in compliance with SOX requirements.

Competition

Shopping centers

Given that most of our shopping centers are located in highly populated areas, there are competing shopping centers within, or in close proximity to, our targeted areas. The number of shopping centers in a particular area could have a material effect on our ability to lease space in our shopping centers and on the amount of rent that we are able to charge. We believe that due to the limited availability of large plots of land and zoning restrictions in the City of Buenos Aires, it will be difficult for other companies to compete with us in areas through the development of new shopping center properties. Our principal competitor is Cencosud S.A. which owns and operates Unicenter shopping center and the Jumbo hypermarket chain, among others.

The following table shows certain information concerning the most significant owners and operators of shopping centers in Argentina.

Company	Shopping Center	Location (1)	Gross leasable area	Stores	% of gross leasable area at national level (2)	Stores (2)
					(%)	(%)
APSA
	Abasto de Buenos Aires	CABA	41,335	173	2.70%	3.09%
	Alto Palermo Shopping	CABA	18,629	145	1.21%	2.59%
	Buenos Aires Design(3)	CABA	13,786	63	0.90%	1.13%
	Dot Baires Shopping	CABA	49,750	153	3.24%	2.74%
	Paseo Alcorta(4)	CABA	53,040	111	3.46%	1.98%
	Patio Bullrich	CABA	11,736	85	0.77%	1.52%
	Córdoba Shopping(4)	Córdoba	22,625	104	1.48%	1.86%
	Alto Avellaneda(4)	GBA	67,533	142	4.40%	2.54%
	Mendoza Plaza Shopping(4)	Mendoza	40,651	150	2.65%	2.68%
	Alto Rosario (4)	Rosario	40,910	144	2.67%	2.57%
	Alto Noa(4)	Salta	18,869	90	1.23%	1.61%
	Subtotal		378,864	1,360	24.71%	24.31%
Cencosud S.A.
	Portal de Palermo(4)	CABA	32,252	36	2.10%	0.64%
	Portal de Madryn	Chubut	4,100	26	0.27%	0.46%
	Factory Parque Brown(4)	GBA	31,468	91	2.05%	1.63%
	Factory Quilmes(4)	GBA	40,405	47	2.63%	0.84%

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Company	Shopping Center	Location (1)	Gross leasable area	Stores	% of gross leasable area at national level (2)	Stores (2)
	Factory San Martín(4)	GBA	35,672	31	2.33%	0.55%
	Las Palmas del Pilar Shopping(4)	GBA	50,906	131	3.32%	2.34%
	Plaza Oeste Shopping(4)	GBA	41,120	146	2.68%	2.61%
	Portal Canning(4)	GBA	15,114	21	0.99%	0.38%
	Portal de Escobar(4)	GBA	31,995	31	2.09%	0.55%
	Portal Lomas(4)	GBA	32,883	50	2.14%	0.89%
	Unicenter Shopping(4)	GBA	94,279	287	6.15%	5.13%
	Portal de los Andes (4)	Mendoza	30,558	45	1.99%	0.80%
	Portal de la Patagonia(4)	Neuquén	34,230	93	2.23%	1.66%
	Portal de Rosario(4)	Rosario	66,361	182	4.33%	3.25%
	Portal de Tucumán(4)	Tucumán	21,301	94	1.39%	1.68%
	Subtotal		562,644	1,311	36.69%	23.41%
Other Operators
Subtotal			592,180	2,923	38.60%	52.28%

Total			1,533,688	5,594	100%	100%

(1)	“GBA” means Greater Buenos Aires, the Buenos Aires metropolitan area, and “CABA” means the Autonomous City of Buenos Aires.
(2)	Percentage over total shopping centers in Argentina that are members of the Argentine Chamber of Shopping Centers (CASC). Figures may not sum due to rounding.
(3)	The effective interest held by Alto Palermo S.A. in ERSA, the company that operates the concession of this building, is 53.684%,.
(4)	Includes total leaseable area occupied by supermarkets and hypermarkets.

Source: Argentine Chamber of Shopping Centers.

Consumer Financing

The credit card market in Argentina is highly competitive due to (i) the active participation in this market of substantially all international and domestic banks conducting business in Argentina. Our main competitors in various segments of the credit card market include:

•	International and domestic Cards: Visa, Master, AMEX, Cabal and Diners.

•	Regional and zonal cards: Naranja, Provencred and Credilogros, Italcred, Carta Sur and Credial.

•	Closed cards: Falabella, Garbarino, Frávega, Musimundo, Carrefour and Johnson’s.

•	Banks: Columbia, Itaú, Comafi, Privado, Hipotecario, Macro and Standard.

•	International financial companies: GE Money, Cetelem and AIG (Efectivo Sí).

Service corporate agreements entered into with CRESUD SACIF y A. and IRSA

In view of the fact that the Company, Cresud and IRSA have operating areas with certain similarities, the Board of Directors deemed it appropriate to implement alternative initiatives aimed at reducing certain fixed costs in activities in order to reduce their impact on operating results, thereby taking advantage of and optimizing the individual efficiencies of each company in the different areas of operations management.

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ALTO PALERMO S.A. (APSA)

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Within this context, on June 30, 2004, a Framework Agreement for the Exchange of Corporate Services was executed by and between our Company, IRSA and Cresud, which was subsequently amended on August 23, 2007, August 14, 2008 and November 27, 2009.

The Framework Agreement for the Exchange of Corporate Services currently involves the following areas in the exchange of services: Human Resources, Finance, Institutional Relations, Administration and Control, Systems and Technology, Insurance, Purchases and Procurement, Messenger Services, Contracts, Technical, Infrastructure and Services, Internal Audit, Planning and Development, Development of Works, Real Estate, Hotels and Tourism, and Risks and Processes.

The exchange of services consists in the provision of services for valuable consideration in relation to any of the above mentioned areas, carried out by one or more of the parties on behalf of the other party or parties, invoiced and payable primarily through offsetting based on the provision of services in any such areas, and secondarily in cash, in case of a difference in value of the services provided.

Under this agreement, the companies have hired an external consulting company to review and evaluate on a six-month basis the criteria used in the settlement of corporate services, as well as the bases of distribution and supporting documentation used in the process, to be reflected in a report prepared for each six-month period.

On March 12, 2010, we entered into a new amendment to the Service Corporate Agreement with Cresud and IRSA in order to make simple the issues arising from the consolidation of the financial statements as a results of Cresud’s increased interest in IRSA. In this sense, our Board of Directors has deemed convenient and advisable for such purpose to transfer our as well as IRSA’s employment agreements to Cresud. Effective as from January 1, 2010, labor costs of those employees were transferred to Cresud’s liquidation, which services will continue to be distributed in accordance with the Service Corporate Agreement.

Looking forward, and as a continuation of the policy of generating a streamlined distribution of corporate resources amongst the various areas, this agreement could be extended to other areas that the Company shares with IRSA and Cresud.

It should be noted that, notwithstanding this procedure, our Company, as well as Cresud and IRSA maintain total independence in our strategic and commercial decisions, and that the allocation of costs and income is performed based on operating efficiency and equity principles, without pursuing individual economic benefits for each company. The implementation of this project does not impair the identification of the economic transactions or services involved, or the effectiveness of internal control systems or internal and external audit work of each company, or the disclosure of the transactions subject to the Agreement in accordance with Technical Resolution No. 21 of the FACPCE. Mr. Alejandro Gustavo Elsztain has been appointed to the position of General Coordinator, whereas Abraham Perelman has been charged with the operation and implementation of the agreement on behalf of our company, Cedric Bridger shall represent IRSA, and Daniel E. Mellicovsky shall represent Cresud. All these individuals are members of the Audit Committees of their respective companies.

Financial Summary

Our total consolidated debt outstanding as of June 30, 2010 amounted to Ps. 882.4 million, 78.4% of this total was denominated in US Dollars and the remaining 21.6% was denominated in Pesos.

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ALTO PALERMO S.A. (APSA)

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The following table presents certain information about our indebtedness as of June 30, 2010 with a breakdown of its main components:

	Debt as of June 30, 2010
	Currency	Less than a year	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	More than 4 years	Total	Average rate %
	(in thousands of Ps.)
Financial and Bank Loans
10% Convertible Notes due 2014 (1)	US$	8,291	—	—	—	185,653	193,944	10%
Series I Notes (1) (2)	US$	4,944	—	—	—	452,066	457,010	7.88%
Series II Notes (1) (2)	Ps.	40,227	39,765	—	—	—	79,992	11%
Series III Notes (1)	Ps.	44,564	—	—	—	—	44,564	12.75%
Series IV Notes (1)	US$	25,992	—	—	—	—	25,992	6.75%
Issuance of Short-term securities (1)	Ps.	23,019	—	—	—	—	23,019	14.00%
Expenses incurred to issue the notes	Ps.	(1,188)	(514)	(483)	(483)	(1,450)	(4,118)	—
Bank overdrafts	Ps.	2,206	—	—	—	—	2,206	21.03%
Standard Bank Argentina S.A.	Ps.	15,179	—	—	—	—	15,179	12.92%
Nuevo Banco Industrial de Azul S.A.	Ps.	5,007	—	—	—	—	5,007	16.63%
Banco Hipotecario S.A.	Ps.	20,000	—	—	—	—	20,000	17.00%
Banco Itaú Buen Ayre S.A.	Ps.	3,716	—	—	—	—	3,716	12.09%
Interest payable from Financial Trust Series LII, LIII and LIV	Ps.	2,263	—	—	—	—	2,263	—
Interest on bank loans	Ps.	380	—	—	—	—	380	—

Total bank and financial loans		194,600	39,251	(483)	(483)	636,269	869,154

On the acquisition of Companies	US$	9,511	3,591	—	—	—	13,102

Total Loans for Acquisition of companies		9,511	3,591	—	—	—	13,102
Other loans	US$ / Ps.	192	0	—	—	—	192

Total debt		204,303	42,842	(483)	(483)	636,269	882,448

(1)	Includes interest
(2)	Net of repurchased notes

10% Convertible Notes due 2014. On July 19, 2002 we issued US$ 50.0 million Unsecured Convertible Notes (the “Convertible Notes”) in exchange for cash and settlement of certain liabilities with our shareholders. Raymond James Argentina, Sociedad de Bolsa S.A. acted as underwriting and placement agent and the offer was fully subscribed. The proceeds of the issue of Convertible Notes was used to settle short-term bank loans in the sum of Ps. 27.3 million, and to redeem secured corporate notes issued by us in the principal amount of Ps. 52.8 million. Convertible Notes accrue interest (payable semi-annually) at a 10.0% fixed annual rate, and are convertible, at any time, at the holder’s option into common shares at a par value of Ps. 0.10 per share. Translation rate per US dollar is Ps. 3.08642 or the result obtained from dividing the exchange rate effective at translation date by the par value of our common shares, whichever is lower. Maturity date of Convertible Notes was July 19, 2006, but at a special noteholders’ meeting held on May 2, 2006, the noteholders approved the extension of the maturity date of Convertible Notes to July 19, 2014; the other terms and conditions remained unchanged. During the fiscal years 2007, 2006, 2005, 2004 and 2003 the holders of approximately US$ 2.77 million of our Convertible Notes exercised their conversion rights; therefore, we issued 1,539,000; 52,741,373; 22,852,514 and 4,829,745 common shares, respectively. As of June 30, 2010 the outstanding balance of our Convertible Notes was US$ 47.2 million. If all the noteholders exercise their conversion rights, our common shares would increase from Ps. 782.1 million to Ps. 2,239.7 million.

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ALTO PALERMO S.A. (APSA)

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Loans granted by Standard Bank, Banco Itaú, Banco Supervielle and Banco Hipotecario. We pledged in favor of Standard Bank Argentina S.A. (loan for Ps.15,370,805), Participation Certificates corresponding to Series XLI (100%), XLIV (100%), XLVII (25%), LVII (100%) and LIX (100%) in favor of Banco Itaú Buen Ayre S.A. (loan for Ps. 3,723,698), Participation Certificates corresponding to Series XXXIX (100%) and XL (100%) in favor of Banco Supervielle S.A. (loan for Ps. 6,537), Participation Certificates corresponding to Series XXXII (100%), XXXVIII (100%) and L (100%) in favor of Banco Hipotecario S.A. (loan for Ps. 20,149,041), Participation Certificates corresponding to Series XLVII (75%), XLIX (100%), XLIX (100%) and LVI (60.4%) Tarjeta Shopping Financial Trusts. All the above mentioned certificates are owned by Tarshop S.A.

Series I and Series II Notes. On May 11, 2007, we issued two new Series of Notes totaling US$170 million within the framework of the Global Note Program for a principal amount of US$ 200 million.

Series I corresponds to the issue of US$120 million Notes due on May 11, 2017, bearing interest at a fixed interest rate of 7.875% payable semi-annually on May 11 and November 11 each year starting on November 11, 2007. The principal amount of this Series is due in a single installment at maturity.

Series II corresponds to the issue of Ps. 154.0 million (equivalent to US$50 million) Notes due on June 11, 2012, bearing interest at a fixed interest rate of 11% payable semi-annually on June 11 and December 11 each year starting on December 11, 2007. The principal amount is payable in seven equal and consecutive semi-annual installments starting on June 11, 2009.

Purchase of Alto Palermo Series 1 Notes. During fiscal 2009 we bought US$ 5.0 million in nominal value of our Series I fixed interest rate Notes due June 2017 issued under the Global Note Program for up to US$ 200,000,000. As a weighted average, the price paid was US$ 0.3978 for a total of US$ 2 million. There have been no purchases of these notes during fiscal year 2010. As of June 30, 2010, our holdings of Series 1 Notes amounts to US$ 5 million in nominal value.

Purchase of Alto Palermo Series 2 Notes. During fiscal 2009 US$ 3 million in nominal value of our Series II fixed interest rate Notes due June 2012 (Argentine Peso-Linked Note) were bought. As a weighted average, the price paid was US$ 0.75 for a total of US$ 2.25 million. There have been no purchases of these notes during fiscal year 2010. As of fiscal year-end, our holdings in portfolio of our Series 2 Notes was US$ 4.8 million in nominal value.

Alto Palermo’s Series III and Series IV Notes. On November 13, 2009, we issued two new series of Notes under our US$ 200,000,000 Global Note Program.

Series III consists of notes for a principal amount of Ps. 55.8 million, which accrue interest at the BADLAR Private interest rate plus 3% payable every three months and maturing on May 12, 2011.

Series IV consists of notes for a principal amount of US$ 6.6 million (equivalent to Ps. 25.0 million), which accrue interest in US dollars at a fixed interest rate of 6.75% per annum payable semiannually and maturing in a single payment on May 12, 2011.

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ALTO PALERMO S.A. (APSA)

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The following are some of the Company’s most important financial ratios:

	06/30/2010	06/30/2009	Variation	Difference (%)
EBITDA (1)	438,684	182,100	256,584	140.90%
EBITDA per share	0.00561	0.00233	0.00328	140.74%
EBITDA per share - Fully Diluted	0.00166	0.00071	0.00095	134.16%
EBITDA Leases and Services	376,190	302,070	74,120	24.54%
EBITDA Consumer Financing	60,591	(122,868)	183,459	-149.31%
EBITDA Other	1,902	2,899	-997	-34.39%
Financial Indebtedness (2)	866,736	830,543	36,193	4.36%
Shares outstanding	78,206,421	78,206,421	0	0.00%
Quantity of shares - Fully Diluted	263,859,430	257,530,886	6,328,544	2.46%
Share price	0.0092	0.0048	0.0044	91.67%
Market capitalization	719,499	375,391	344,108	91.67%
Market capitalization - Fully Diluted	2,427,507	1,236,148	1,191,359	96.38%
Net Firm Value (3)	1,396,503	998,241	398,262	39.90%
Net Firm Value - Fully Diluted	2,918,858	1,679,674	1,239,184	73.78%
Financial debt / Net Firm Value	0.62	0.83	0	-25.40%
FFO (4)	245,662	70,821	174,841	246.88%
FFO per share	0.00314	0.00091	0	245.19%
Income/(loss) for the year	119,102	(22,060)	141,162	-640%

(1)	Operating income/(loss) plus Fixed assets’ depreciation and Intangibles’ amortization. The EBITDA indicator is not deemed to be a generally accepted accounting measurement and thus it should not be used as a measure of financial or operating performance.
(2)	Financial Indebtedness net of accrued interest, bank overdrafts and expenses incurred to issue the notes to be accrued (includes financial debts with investees under Section 33 of Law No. 19,550).
(3)	Shares outstanding at their quoted price at the end of each year, plus financial indebtedness less cash and banks and current investments.
(4)	Funds from operations calculated as Income/(loss) for the year before Other income and expenses, payment of expenses incurred to issue the notes, depreciations and amortizations. FFO is not considered to be a generally accepted accounting measure and therefore, it should not be used as a measure of financial or operating performance.

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ALTO PALERMO S.A. (APSA)

Annual Report

Management Discussion and Analysis of the Company’s Results of Operations and Financial Resources

Revenues

Our net revenues rose by 22.1%, up from Ps. 642.6 million during the year ended on June 30, 2009 to Ps. 784.9 million during the fiscal year ended on June 30, 2010. This variation was mainly attributable to: (i) a Ps. 120.6 million increase in the revenues of our Leases and services segment and (ii) a Ps. 28.5 million increase in the revenues of our Consumer financing segment, partly offset by (iii) a Ps. 7.8 million decrease in the revenues from our Other segment, arising mainly from the barter of the property adjacent to the Alto Rosario shopping during the year ended on June 30, 2009.

Leases and services. Our revenues from Leases and services rose by 30.3%, up from Ps. 397.9 million during the year ended on June 30, 2009 to Ps. 518.5 million during the year ended on June 30, 2010. The reasons for this increase are to be found mainly in a Ps. 109.8 million increase in the revenues from leases and admission rights which in turn arise from: (i) the increased revenues generated by Dot Baires Shopping on account of having operated for a full year compared to its operations for a month and a half in the previous year; (ii) a 37.8 % increase in the total sales of our lessees, up from Ps. 4,194.2 million during the year ended on June 30, 2009 to Ps. 5,778.2 million in the year ended on June 30, 2010, which in turn yielded higher percentage leases and (iii) an increase in the average price per square meter.

Consumer financing. The revenues from our Consumer financing segment rose by 12.0%, up from Ps. 236.8 million during the year ended on June 30, 2009 to Ps. 265.3 million during the year ended on June 30, 2010. The reasons for this variation are to be found in the increases in: (i) supermarket and retail store sales; (ii) the loans granted and (iii) the cards issued.

Other. The revenues from our Other segment went from Ps. 9.0 million during the year ended on June 30, 2009 to Ps. 1.2 million during the year ended on June 30, 2010, mainly by reason of the non-recurrence during the year ended on June 30, 2010 of the Ps. 9.0 million revenues generated by the barter of the land adjacent to the Alto Rosario shopping center.

Revenues	Revenues for the years ended on June 30,
	2010	2009
	(in million Ps.)
Leases and services	518.5	397.9
Consumer financing	265.3	236.8
Other	1.2	9.0
Eliminations	-0.1	-1.1

Total revenues	784.9	642.6

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Costs

Total costs rose by 8.5%, up from Ps. 238.5 million during the year ended on June 30, 2009 to Ps. 258.8 million during the year ended on June 30, 2010. This was mainly due to: (i) a Ps. 49.7 million increase in costs in the Leases and services segment; (ii) a Ps. 23.7 million decrease in the costs of our Consumer financing segment, and (iii) a Ps. 5.7 million decrease in the costs of our Other segment. Total costs as a percentage of total revenues decreased from 37.1 % in the year ended on June 30, 2009 to 33.0 % during the year ended on June 30, 2010, on account of a lesser percentage increase in total costs against total revenues in this year.

Leases and services. The cost of Leases and services rose by 45.6%, up from Ps. 108.9 million during the year ended on June 30, 2009 to Ps. 158.6 million during the year ended on June 30, 2010. This increase was mainly attributable to: (i) a Ps. 23.3 million increase in amortizations and depreciations; (ii) a Ps. 9.0 million increase in parking costs; (iii) a Ps. 14.7 million increase in the costs associated to non-recovered common maintenance expenses and (iv) an increase in the lawsuit-related contingencies charge of Ps. 2.2 million. The cost of our Leases and services segment measured as a percentage of the segment’s revenues went up from 27.5 % in the year ended on June 30, 2009 to 30.6 % during the year ended on June 30, 2010, on account of a further increase in the costs of this segment, which had been 45.6%, compared to the 30.3% increase in revenues in this year.

Consumer financing. The cost of our Consumer financing segment decreased by 18.7%, down from Ps. 126.7 million during the year ended on June 30, 2009 to Ps. 103.0 million during the year ended on June 30, 2010. The reasons for this variation are to be mainly found in the decreases in: (i) the costs of interest and commissions and (ii) the costs of salaries and social security contributions partly offset by (iii) an increase in the third-party fees and services charge. The cost of Consumer financing as a percentage of the segment’s revenues declined from 53.5 % in the year ended on June 30, 2009 to 38.8 % during the year ended on June 30, 2010, on account of a 18.7 % drop in the segment’s costs compared to the 12.0 % increase in revenues in this year.

Other. The cost of our Other segment dropped by 94.5 % down from Ps. 6.0 million during the year ended on June 30, 2009 to Ps. 0.3 million during the year ended on June 30, 2010, on account of the barter of property adjacent to the Alto Rosario shopping.

Costs	Costs for the years ended on June 30,
	2010	2009
	(in million Ps.)
Leases and services	-158.6	-108.9
Consumer financing	-103.0	-126.7
Other	-0.3	-6.0
Eliminations	3.1	3.1

Total de costs	-258.8	-238.5

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ALTO PALERMO S.A. (APSA)

Annual Report

Gross profit

As a consequence of all the above-mentioned factors, our gross profit rose by 30.2 % up from Ps. 404.0 million during the year ended on June 30, 2009 to Ps. 526.0 million during the year ended on June 30, 2010. Gross profit as a percentage of total revenues rose from 62.9 % in the year ended on June 30, 2009 a 67.0 % during the year ended on June 30, 2010, mainly owing to the increase in the gross margins of our Leases and services and Consumer financing segments.

Leases and services. The gross profit of Leases and services rose by 24.5 % up from Ps. 289.0 million for the year ended on June 30, 2009 to Ps. 359.9 million during the year ended on June 30, 2010, mainly as a result of a 37.8 % increase in the total sales of our lessees, which rose from Ps. 4,194.2 million during the year ended on June 30, 2009 to Ps. 5,778.2 million in the year ended on June 30, 2010, which resulted in higher percentage leases. The gross profit in the Leases and services segment as a percentage of revenues for this segment decreased from 72.6 % during the year ended on June 30, 2009 to 69.4 % during the year ended on June 30, 2010, mainly as a result of a 45.6 % increase in costs in this segment against the 30.3 % increase in revenues in this year.

Consumer financing. The gross profit of Consumer financing rose by 47.4%, up from Ps. 110.1 million during the year ended on June 30, 2009 to Ps. 162.4 million during the year ended on June 30, 2010. The gross profit of the Consumer financing segment as a percentage of this segment’s revenues rose from 46.5 % during the year ended on June 30, 2009 to 61.2 % during the year ended on June 30, 2010. This variation was mainly attributable to an 18.7 % decrease in the costs of this segment against the 12.0 % increase in revenues in this year.

Other. The gross profit of our Other segment went from Ps. 3.0 million in income during the year ended on June 30, 2009 to Ps. 0.8 million in income during the year ended on June 30, 2010.

Gross profit	Gross profit for the years ended on June 30,
	2010	2009
	(in million Ps.)
Leases and services	359.9	289.0
Consumer financing	162.4	110.1
Other	0.8	3.0
Eliminations	2.9	1.9

Total de gross profit	526.0	404.0

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ALTO PALERMO S.A. (APSA)

Annual Report

Selling expenses

Selling expenses decreased by 21.4%, down from Ps. 207.0 million during the year ended on June 30, 2009 to Ps. 162.7 million during the year ended on June 30, 2010, mainly on account of a Ps. 52.4 million decline in the expenses of our Consumer financing segment, partly offset by a Ps. 7.8 million increase in the expenses associated to our Leases and services segment. Total selling expenses as a percentage of total revenues, went down from 32.2 % during the year ended on June 30, 2009 to 20.7 % during the year ended on June 30, 2010, on account of a 21.4 % decline in selling expenses compared to the 22.1 % increase in revenues in this year.

Leases and services. The selling expenses of the Leases and services segment rose by 26.7%, up from Ps. 29.3 million during the year ended on June 30, 2009 to Ps. 37.1 million during the year ended on June 30, 2010, on account of: (i) a Ps. 2.4 million increase in turnover tax charges; (ii) a Ps. 2.6 million increase in the expenses associated to salaries and social security contributions and (iii) a Ps. 2.4 million increase in the expenses associated to courses, exhibitions and events. The Selling expenses as a percentage of the Leases and services segment decreased slightly from 7.4 % during the year ended on June 30, 2009 to 7.2 % during the year ended on June 30, 2010.

Consumer financing. The selling expenses of the Consumer finance segment declined by 29.5%, down from Ps. 178.0 million during the year ended on June 30, 2009 to Ps. 125.6 million during the year ended on June 30, 2010, mainly by reason of: (i) a Ps. 60.1 million decrease in the loan loss charges; (ii) a Ps. 5.5 million decrease in the salaries and social security contributions charges, partly offset by (iii) a Ps. 8.0 million increase in the services fees charges. The selling expenses of the Consumer financing segment, as a percentage of this segment’s revenues, decreased from 75.2 % during the year ended on June 30, 2009 to 47.3 % during the year ended on June 30, 2010.

Other. The selling expenses of our Other segment did not exhibit significant variations.

Selling expenses	Selling expenses for the years ended on June 30,
	2010	2009
	(in million Ps.)
Leases and services	-37.1	-29.3
Consumer financing	-125.6	-178.0
Other	-0.0	-0.1
Eliminations	-	0.4

Total selling expenses	-162.7	-207.0

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Administrative expenses

Administrative expenses rose by 33.8%, up from Ps. 60.9 million during the year ended on June 30, 2009 to Ps. 81.4 million during the year ended on June 30, 2010. The reasons for this increase are to be found mainly in: (i) a Ps. 12.2 million increase in the expenses of our Leases and services segment and (ii) a Ps. 8.2 million increase in the expenses of our Consumer financing segment. Total administrative expenses as a percentage of total revenues rose from 9.5 % during the year ended on June 30, 2009 to 10.4 % during the year ended on June 30, 2010.

Leases and services. The Administrative expenses of the Leases and services segment rose by 27.9%, up from Ps. 43.9 million during the year ended on June 30, 2009 to Ps. 56.1 million during the year ended on June 30, 2010, on account of: (i) a Ps. 10.3 million increase in directors’ fees; (ii) a Ps. 2.1 million increase in taxes, rates and contributions and, (iii) a Ps. 1.1 million increase in the expenses associated to salaries and social security contributions, partly offset by a Ps. 2.4 million decrease in fees for services. The Administrative expenses of the Leases and services segment, as a percentage of this segment’s revenues, declined slightly from 11.0 % during the year ended on June 30, 2009 to 10.8 % during the year ended on June 30, 2010.

Consumer financing. The Administrative expenses of Consumer financing rose by 48.2%, up from Ps. 17.0 million during the year ended on June 30, 2009 to Ps. 25.2 million during the year ended on June 30, 2010. This was mainly due to: (i) a Ps. 5.1 million increase in taxes, rates and contributions and (ii) a Ps. 2.4 million increase in salaries and social security contributions. The Administrative expenses of the Consumer financing segment as a percentage of this segment’s revenues rose from 7.2 % during the year ended on June 30, 2009 to 9.5 % during the year ended on June 30, 2010.

Other. The Administrative expenses in the Other segment did not exhibit significant variations.

Administrative expenses	Administrative expenses for the years ended on June 30,
	2010	2009
	(in million Ps.)
Leases and services	-56.1	-43.9
Consumer financing	-25.2	-17.0
Other	-0.1	-0.0
Eliminations	-	0.0

Total Administrative expenses	-81.4	-60.9

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Income/(loss) from recognition of inventories at net realizable value

During the year ended on June 30, 2010, this line posted Ps. 1.2 million in income due to the recognition at net realizable value of the Carlos Gardel properties.

Income/(loss) from retained interest in securitized receivables

The Income/(loss) from retained interest in Consumer financing securitized receivables increased by Ps. 83.5 million, up from a Ps. 46.0 million loss, during the year ended on June 30, 2009, to Ps. 37.5 million in income during the year ended on June 30, 2010, on account of the following factors: (i) the valuation of the Participation Certificates in various series of Consumer Financing Financial Trusts, (ii) the comparison of these valuations against their recoverable values (fair values) and (iii) the gains/losses on the placement of the notes (at the time of the Public Offering) associated to the various series of Consumer Financing financial trusts. When it comes to the valuation of the certificates, it yielded Ps. 23.7 million in income. The reasons for this variation are to be found in the decrease in portfolio delinquency (bad debt charges according to minimum requirements, recoveries and refinancing) due in turn to increased volumes in recoveries and changes in lending policies and a decrease in the borrowing interest rates accrued by the debt instruments. In turn, the series placed through Public Offering resulted in Ps. 7.6 million in income, broken down as follows: placement of 9 series for a total placement amount of Ps. 420.1 million.

Operating income

As a result of the factors described in the preceding paragraphs, the Operating income/(loss) rose by 255.2%, up from Ps. 90.2 million during the year ended on June 30, 2009 to Ps. 320.5 million during the year ended on June 30, 2010, mainly due to (i) a Ps. 180.0 million increase in the Consumer financing segment and (ii) a Ps. 50.8 million increase in the Operating income/(loss) of the Leases and services segment, both partly offset by a slight Ps. 1.0 million decrease in the Other segment. The Operating income/(loss), as a percentage of total revenues, rose by 14.0 % during the year ended on June 30, 2009 to 40.8 % during the year ended on June 30, 2010, mainly on account of the effect of the increase in the operating margin of our Consumer financing segment.

Leases and services. The Operating income/(loss) from our Leases and services segment rose by 23.6%, up from Ps. 215.8 million in income for the year ended on June 30, 2009 to Ps. 266.6 million in income for the year ended on June 30, 2010, mainly on account of the 30.3 % increase in the revenues from this segment, partly offset by a 45.6 % increase in direct operating costs, a 27.9 % increase in Administrative expenses, and a 26.7 % increase in Selling expenses. The Operating income/(loss) of the Leases and services segment, as a percentage of the segment’s revenues decreased from 54.2 % during the year ended on June 30, 2009 to 51.4 % during the year ended on June 30, 2010.

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Consumer financing. The Operating income/(loss) of the Consumer financing segment rose by Ps. 180.0 million, up from a Ps. 130.9 million loss during the year ended on June 30, 2009 to Ps. 49.0 million in income during the year ended on June 30, 2010. This variation was mainly due to the 12.0 % increase in the revenues from this segment, the 18.7 % decrease in costs and the 29.5 % decrease in Selling expenses, partly offset by a 48.2 % increase in Administrative expenses. The Operating income/(loss) of the Consumer financing segment as a percentage of the segment’s revenues, was up from (55.3%) during the year ended on June 30, 2009 to 18.5 % during the year ended on June 30, 2010.

Other. The Operating income/(loss) of our Other segment decreased by Ps. 1.0 million, down from Ps. 2.9 million in income during the year ended on June 30, 2009 to Ps. 1.9 million in income during the year ended on June 30, 2010.

Operating income/(loss)	Operating income/(loss) for the years ended on June 30,
	2010	2009
	(in million Ps.)
Leases and services	266.6	215.8
Consumer financing	49.0	-130.9
Other	1.9	2.9
Eliminations	3.0	2.4

Total Operating income	320.5	90.2

Amortization of goodwill

The loss arising from Amortization of goodwill rose by 7.4%, up from Ps. 1.5 million in the year ended as of June 30, 2009 to Ps. 1.6 million in the year ended on June 30, 2010. This result includes the amortizations of goodwill posted on the acquisitions of subsidiaries.

Financial and holding results, net

Financial and holding results, net, rose by Ps. 3.5 million, up from a Ps. 108.9 million loss during the year ended on June 30, 2009 to a Ps. 112.3 million loss during the year ended on June 30, 2010.

The financial results generated by assets decreased by 87.9 % down from Ps. 18.1 million in income during the year ended on June 30, 2009 to Ps. 2.2 million in income during the year ended on June 30, 2010, mainly due to: (i) a Ps. 16.0 million decrease in Foreign exchange gains;(ii) a Ps. 13.1 million decrease in holding results, and (iii) a Ps. 3.5 million decrease in interest on financial transactions, partly offset by (iv) a Ps. 16.2 million increase in interest on assets discounts.

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The financial results generated by liabilities decreased by Ps. 12.4 million, down from a Ps. 126.9 million loss during the year ended on June 30, 2009 to a Ps. 114.5 million loss during the year ended on June 30, 2010. This variation is mainly due to (i) a Ps. 60.6 million decrease in the Foreign exchange gains/(losses) charge arising from the variation in the US Dollar offer rate throughout years 2010 (it rose from Ps. 3.797 at June 30, 2009 to Ps. 3.931 at June 30, 2010), in stark contrast to the situation a year earlier when the US$/Ps. exchange rate had varied greatly (up from Ps. 3.025 at June 30, 2008 to Ps. 3.797 at June 30, 2009); partly offset by (ii) a Ps. 22.9 million increase the interest charge, (iii), a Ps. 25.2 million increase in financing expenses; (iv) a Ps. 13.2 million decrease in the result generated by the repurchase of our own Notes and (v) a Ps. 12.0 million decrease in the results generated by future transactions.

Other income and expenses, net

The Other income and expenses, net dropped by Ps. 6.6 million down from Ps. 3.3 million in income during the year ended on June 30, 2009 to a Ps. 3.3 million loss during the year ended on June 30, 2010. This result was mainly due to: a Ps. 3.6 million decrease in donations on account of the reversal of the amounts covered by provisions in the year ended on June 30, 2009 and a Ps. 2.3 million increase in other expenses.

Income before tax and minority interests

As a result of the factors described, Income before tax and minority interests rose by Ps. 220.1 million up from a Ps. 16.9 million loss during the year ended on June 30, 2009 to Ps. 203.2 million in income during the year ended on June 30, 2010.

Income tax

The Income tax charge rose by Ps. 62.4 million up from a Ps. 16.8 million loss during the year ended on June 30, 2009 to a Ps. 79.2 million loss during the year ended on June 30, 2010. Given that the Income tax charge was assessed by application of the deferred tax method, we recognized the temporary differences between the book value and the valuation for tax purposes of assets and liabilities and the application of tax loss carryforwards. Thus, the amount shown as Income tax reflects not only the amount payable but also the recognition of the tax on the taxable income as booked.

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ALTO PALERMO S.A. (APSA)

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Minority interests in investees

The result arising from Minority interests in investees declined by Ps. 16.5 million down from Ps. 11.6 million in income during the fiscal year ended on June 30, 2009 to a Ps. 4.9 million loss during the fiscal year ended on June 30, 2010. The decrease is mainly due to the income posted during the fiscal year ended on June 30, 2010 by the companies in which we hold a majority stake and our increased shareholding in Tarshop S.A.

Net income

As a result of the factors described above, our Income/(loss) for the year rose by Ps. 141.2 million up from the Ps. 22.1 million loss posted during the fiscal year ended on June 30, 2009 to Ps. 119.1 million in income during the fiscal year ended on June 30, 2010.

IFRS Implementation Plan: Progress Report

On April 29, 2010, our Board of Directors approved a specific plan for implementing the International Financial Reporting Standards (IFRS)2. In conformity with the planned schedule, the Company is set to start training its own accounting and tax area personnel and that of its subsidiaries and related companies in the coming quarter and expects to have completed the training in the next fiscal year. Besides, as soon as all requisite submissions and filings of the Company’s financial statements as of June 30, 2010 have been complied with, work will start in the process to prepare an initial diagnosis of the differences between standards. This process is estimated to be carried out in the next fiscal year.

Having monitored the specific plan for implementing the IFRS, our Board has not become aware of any circumstance calling for changes in the plan and/or hinting at any potential deviation from the stipulated objectives and terms.

Corporate Governance

At ALTO PALERMO we firmly believe that we can best protect our shareholders by adopting and developing the best corporate governance practices to help us consolidate even further our positioning as a market leader in terms of transparency.

It is to that end that we permanently strive to incorporate all the international market trends into our practices and to abide by local and foreign legislation in corporate governance matters.

In this respect, please refer to Exhibit I to this Annual Report where we have included the Corporate Governance Report required by the Corporate Governance Code (hereinafter, the “Code”) contemplated in the provisions under General Resolution CNV 516/2007 of the Argentine Securities Commission (hereinafter, the “CNV”).

[2]

[1] The International Organization of Securities Commissions (“IOSCO”) has recommended that the entities that sell their securities through public offering should adopt the IFRS as issued by the International Accounting Standards Board (“IASB”) in the preparation and presentation of their financial statements. Against this backdrop, the Argentine Securities Commission (“CNV”) General Resolution No. 562 imposed on the companies subject to its oversight a duty to adopt the IFRS as they foster consistency in financial statement preparation and help attract foreign and local investors.

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ALTO PALERMO S.A. (APSA)

Annual Report

Directors and Senior Management

Board of Directors

Our administration and management rest with our Board of Directors. Our bylaws provide that the Board of Directors will be comprised of a minimum eight and a maximum twelve directors and between eight and twelve alternate directors. The directors are elected by majority vote by our shareholders at a regular shareholders’ meeting for a three-year term and may be reelected indefinitely.

At present, our Board of Directors is comprised of ten directors and nine alternate directors. Alternate directors will be summoned to act as directors in case of absence, vacancy or demise, until a new director is appointed.

The table below contains the information on our Directors and Alternate Directors:

Name	Date of birth	Office held	Date of appointment to the current office	Term in office expires in	Office held since
Eduardo S. Elsztain	01/26/1960	Chairman	2006	2012	1994
Saúl Zang	12/30/1945	Vice-chairman	2006	2012	2003
Alejandro G. Elsztain	03/31/1966	Executive vice-chairman	2006	2012	2003
Daniel R. Elsztain	12/22/1972	Regular director	2004	2012	2004
Abraham Perelman	04/04/1941	Regular director	2006	2012	2003
Fernando A. Elsztain	01/04/1961	Regular director	2006	2012	1998
José Said Saffie	04/17/1930	Regular director	2006	2012	1998
Leonardo Fernández	06/30/1967	Regular director	2007	2012	2007
Enrique Antonini	03/16/1950	Regular director	2007	2012	2007
Andrés Olivos Bambach	05/14/1958	Regular director	2008	2012	2007
David A. Perednik	11/15/1957	Alternate director	2006	2012	2003
José D. Eluchans Urenda	08/06/1953	Alternate director	2006	2012	2003
Juan M. Quintana	02/11/1966	Alternate director	2006	2012	2003
Pablo Daniel Vergara del Carril	10/03/1965	Alternate director	2006	2012	2006
Marcos Oscar Barylka	06/29/1945	Alternate director	2006	2012	2006
Salvador Darío Bergel	04/17/1932	Alternate director	2006	2012	2006
Mauricio Wior	10/23/1956	Alternate director	2006	2012	2006
Gastón Armando Lernoud	06/04/1968	Alternate director	2006	2012	2006
Guillermo Matta y Trejo	11/08/1949	Alternate director	2008	2012	2008
Gabriel A.G. Reznik	11/18/1958	Alternate director	2004	2012	2004

The following is a brief biographical description of each member of our board of directors:

Eduardo S. Elsztain. Mr. Elsztain studied Economic Sciences at University of Buenos Aires (Universidad de Buenos Aires). He has been engaged in the real estate business for more than twenty years. He is the chairman of the board of directors of IRSA, Consultores Asset Management S.A., Cresud SACIF y A, BACS Banco de Crédito & Securitización SA (“BACS”) and Banco Hipotecario SA, among other companies. He is also vice-chairman of the board at E-Commerce Latina S.A. and is a director at BrasilAgro and at Hersha Hospitality Trust. He is Fernando A. Elsztain’s cousin and Alejandro G. Elsztain’s and Daniel R. Elsztain’s brother.

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Saúl Zang. Mr. Zang obtained a law degree from the University of Buenos Aires. He is a member of the International Bar Association and of the Interamerican Federation of Lawyers. He is a founding partner of Zang, Bergel & Viñes, law firm. He is also first vice chairman of the board of directors of IRSA and Cresud S.A.C.I.F. y A. and he is also a Director of Emprendimiento Recoleta, Puerto Retiro S.A., Nuevas Fronteras S.A., Banco Hipotecario S.A. and Tarshop S.A.

Alejandro G. Elsztain. Mr. Elsztain obtained a degree in agricultural engineering from University of Buenos Aires. He is currently chairman of Tarshop S.A. and Emprendimiento Recoleta, and a director at Comercializadora Los Altos S.A. (the surviving company of Altocity.Com S.A.) and second vice-chairman of IRSA and Cresud. Alejandro G. Elsztain is Eduardo S. Elsztain’s and Daniel R. Elsztain’s brother and Fernando A. Elsztain’s cousin.

Daniel R. Elsztain. Mr. Elsztain obtained a degree in economic sciences at Torcuato Di Tella University and has a master’s degree in business administration awarded by Universidad Austral IAE. He has been our commercial director since 2004. Mr. Elsztain is Mr. Eduardo S. Elsztain’s and Mr. Alejandro G. Elsztain’s brother and Fernando A. Elsztain’s cousin.

Abraham Perelman. Mr. Perelman studied economic sciences at University of Buenos Aires. For the past thirty years he has been a member of the board of directors of several outstanding companies in areas such as communications, electronics, aviation, farm technology, public services and art. He is currently a director of Guanaco Mining Co.

Fernando A. Elsztain. Mr. Elsztain obtained a degree in architecture at University of Buenos Aires. He has been the chief commercial officer of IRSA since 1994. He has been engaged in the real estate business as consultant and as managing officer of a family-run real estate agency. He is one of the members of IRSA’s board and an alternate member of the board at Banco Hipotecario SA, amongst other companies. Mr. Fernando A. Elsztain is the cousin of Eduardo S. Elsztain, Alejandro G. Elsztain and Daniel R. Elsztain.

José Said Saffie. Mr. Said obtained a law degree at University of Chile. He is the chairman of Banco BBVA of Chile and Parque Arauco S.A.; and director of Asociación de Bancos e Instituciones Financieras A.G.

Leonardo F. Fernández. Mr. Fernández obtained a degree in law at University of Buenos Aires. He serves as an alternate director on the board of directors of Disco S.A. and Transportadora de Gas del Norte S.A.

Enrique Antonini. Mr. Antonini holds a degree in law from University of Buenos Aires. He is currently a member of the board of directors of Banco Mariva S.A. (since 1992), Mariva Bursátil S.A. (since 1997). He has also served as a director of IRSA, Inversiones y Representaciones S.A. from 1993 to 2002. He is a member of the Banking Lawyers Committee and the International Bar Association.

Andrés Olivos Bambach. Mr. Olivos graduated as a commercial engineer from University of Chile. He is Managing Director of Parque Arauco S.A. and Constructora y Administradora Uno S.A.

David A. Perednik. Mr. Perednik obtained a degree as a public accountant from University of Buenos Aires. He has worked in various companies such as Marifran Internacional S.A., a subsidiary of Louis Dreyfus Amateurs, where he acted as finance director from 1986 to 1997. Earlier he worked as a senior consultant in the Administration and Systems department of Deloitte & Touche from 1983 until 1986. He currently works as administrative manager of Cresud S.A.C.I.F. y A. and IRSA.

José D. Eluchans Urenda. Mr. Eluchans Urenda obtained a law degree at Pontifician Catholic University of Chile (Pontificia Universidad Católica de Chile). He is a partner of the Chilean law firm Eluchans and is a permanent advisor to Parque Arauco’s board of directors and an advisor to Banco BHIF’s board of directors.

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Juan M. Quintana. Mr. Quintana obtained a law degree at University of Buenos Aires. He is a partner at the law firm Zang, Bergel & Viñes. He is a director of APSA and an alternate director of Nuevas Fronteras S.A. and Fibesa.

Pablo Daniel Vergara del Carril. Mr. Vergara del Carril obtained a law degree from Argentina’s Catholic University where he teaches Commercial Law and Contract Law. He also lectures on Corporate Law, the Law of Contracts and Capital Markets for post-graduate programs. He is a member of the Legal Advisory Committee of Cámara de Sociedades Anónimas as well as Vice President of the Antitrust Law Committee of the Buenos Aires Bar Association (Colegio de Abogados de la Ciudad de Buenos Aires). He is a member of the board of directors of Emprendimiento Recoleta, Nuevas Fronteras S.A., Milkaut S.A. and Banco Hipotecario S.A. Mr. Pablo Vergara del Carril is the son of our syndic Mr. Ángel D. Vergara del Carril.

Marcos Oscar Barylka. Mr. Barylka obtained a degree in commercial activities from the Gral. San Martín School. Oscar Barylka has been involved in the retail and the gastronomy industries for over 35 years, having served as partner, manager and consultant for several companies. Since 2006, Mr. Barylka serves as Secretary of the Pele Ioetz Foundation, which provides support to families suffering economic and social problems in Argentina.

Salvador D. Bergel. Mr. Bergel obtained a law degree and a Ph.D from Universidad del Litoral. He is a founding partner of Zang, Bergel & Viñes law firm and a consultant at Repsol YPF S.A. He is also an alternate director of Cresud S.A.C.I.F. y A.

Mauricio Wior. Mr. Wior obtained a masters degree in finance, as well as a bachelors degree in economics and accounting from Tel Aviv University in Israel. Mr. Wior is currently director of Ertach S.A. and Banco Hipotecario S.A. He has held positions at Bellsouth were he was Vice-President for Latin America from 1995 to 2004. Mr. Wior was also CEO of Movicom Bellsouth from 1991 to 2004. In addition, he led the operations of various cellular phone companies in Uruguay, Chile, Peru, Ecuador and Venezuela. He was president of the Asociación Latinoamericana de Celulares (ALCACEL); American Chamber of Commerce in Argentina and the Israeli-Argentine Chamber of Commerce. He was director of Instituto para el Desarrollo Empresarial de la Argentina (IDEA), Fundación de Investigaciones Económicas latinoamericanas (FIEL) and Tzedaka.

Gastón Armando Lernoud. Mr. Lernoud obtained a law degree from El Salvador University (Universidad de El Salvador) in 1992. He finished his master in corporate law at the Palermo University (Universidad de Palermo) in 1996. He was a senior associate at the Zang, Bergel & Viñes Law Firm until June 2002, and then he joined Cresud S.A.C.I.F. y A as a senior manager.

Guillermo E. Matta y Trejo. Mr. Matta y Trejo obtained a law degree at University of Buenos Aires. He is a member of the International Bar Association and of the Insolvency International Institute. From 1975 to 1998 he taught Commercial Law at University of Buenos Aires. He also teaches Corporate Law and legal aspects of Capital Markets in post-graduate courses at University of Buenos Aires, Argentine Catholic University, Austral University, and Belgrano University. He is the President of the board of directors of Ganadera del Villaguay, S.A.

Gabriel A. G. Reznik. Mr. Reznik obtained a degree in civil engineering from University of Buenos Aires. He worked for IRSA since 1992 until May 2005 at which time he resigned. He formerly worked for an independent construction company in Argentina. He is an alternate director of Emprendimiento Recoleta, Puerto Retiro S.A., Tarshop S.A. and Fibesa S.A., as well as member of the board of directors of Banco Hipotecario S.A., among others.

Employment Contracts With Our Directors

We do not have written contracts with our directors. However, Alejandro Elsztain, Fernando Elsztain and Daniel Elsztain are employed by us under the Labor Contract Law No. 20.744. This law governs certain conditions of the labor relationship, including remuneration, protection of wages, hours of work, holidays, paid leave, maternity protection, minimum age requirements, protection of young workers and suspension and termination of the contract.

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Executive Committee

In conformity with our by-laws, the aspects related to the organization of the decision-making process are the responsibility of an Executive Committee made up by four directors, including our chairman and vice chairman. The current members of the Executive Committee are Messrs. Eduardo S. Elsztain, Saúl Zang, Alejandro G. Elsztain, and Fernando Elsztain.

The Executive Committee is in charge of the daily management of the activities delegated by the Board of Directors in conformity with current laws and our by-laws. Our by-laws authorize the Executive Committee to perform the following:

•	designate managers and establish their duties and compensation;

•	grant and revoke powers on behalf of our company;

•	hire, impose disciplinary measures and terminate personnel, as well as determine salaries and compensation;

•	enter into contracts related to our company’s activity;

•	manage our company’s assets;

•	execute credit agreements for our company’s activities and set up encumbrances to secure our obligations; and

•	engage in all the acts necessary to manage our company’s daily activities.

Senior Management

The board of directors appoints and removes the senior management. Senior management performs its duties in accordance with the instructions of the board of directors.

The following chart shows information about our current senior management:

Name	Date of birth	Position	Current position held since
Alejandro G. Elsztain	03/31/1966	Chief Executive Officer	2002
Gabriel Blasi	11/22/1960	Chief Financial Officer	2004
David A. Perednik	11/15/1957	Chief Administrative Officer	2002
Rolando Argenti	12/16/1961	Chief Commercial Officer	2009

The following is a brief description of each of our managers who are not directors:

Gabriel Blasi. Mr. Blasi obtained a degree in business administration and attended post-graduate courses in Finance at CEMA University (Universidad del CEMA -Centro de Estudios Macroeconómicos Argentinos-) and at the IAE (Universidad Austral). He formerly worked as a senior securities trader in Citibank N.A. Sucursal, Buenos Aires. He also held several management positions related to investment banking and capital markets at Banco Río de la Plata S.A. (BSCH) and was financial director of the Carrefour Group and Goyaique SACIFIA (Grupo Perez Companc). Currently, he also serves as chief financial officer of IRSA and Cresud.

Rolando Argenti. Mr. Argenti obtained a degree in political sciences and attended a master course at the Universidad Argentina de la Empresa. He has over 20 years of experience in strategical marketing and sales. He formerly worked as marketing and sales vicepresident in Citibank for more than 10 years, he was also Marketing Director at American Express and marketing director of Mastercard / Argencard for Argentina and Uruguay, among other companies. He has also served as university professor for over 10 years.

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Internal Control

Management applies the Internal Control - Integrated Framework established by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO Report”) to the assessment of the effectiveness of its internal controls over financial reporting.

According to the COSO Report, internal control consists in a process driven by the Board, the companies’ managers and the rest of the personnel designed in order to provide reasonable assurance as to the attainment of the entity’s objectives, which are in turn classified into:

•	Operating efficacy and efficiency

•	Reliable financial reporting

•	Compliance with applicable rules and regulations

This means that the Company’s internal control requires company-wide active involvement in exerting controls, as follows

•	The Board of Directors lays down the objectives, principles and values, provides general guidance and performs an overall assessment of results;

•

The managers responsible for each area are charged with the internal controls over the objectives and activities imposed on each area: they enforce the policies and follow the procedures leading to the attainment of goals in their areas with a view to attaining the goals established for the company as a whole;

•	The rest of the staff does play a role in exerting controls: it generates the information used by the control system and implements measures that ensure control.

Audit Committee

In accordance with the System of Transparency in Public Offerings provided by Decree No. 677/2001 and the regulations of the Comisión Nacional de Valores (“CNV”) (Revised Text 2001), our board of directors established an Audit Committee, whose main mission is to assist the board of directors in exercising its duty of care, diligence and competence in issues relating to us, specifically as concerns the enforcement of accounting policies, disclosure of accounting and financial information, management of our business risk, the management of our internal control systems, ethical conduct of our businesses, monitoring the sufficiency of our financial statements, our compliance with the laws, independence and capacity of independent auditors and performance of our internal audit duties both by our company and the external auditors. The Audit Committee may, at the request of the Board, render an opinion as to whether transactions between related parties can be reasonably considered to have been agreed in arm’s length conditions.

The Audit Committee must hold sessions at least once a year.

Pursuant to Decree No. 677/2001 and the regulations of the Comisión Nacional de Valores, our Audit Committee is made up by three independent directors, which is also in compliance with the requirements laid down by the US Securities Exchange Commission (“SEC”).

On November 7, 2007, the Board of Directors appointed Messrs Abraham Perelman, Enrique Antonini and Leonardo Fernández, all of them independent directors, as members of the Audit Committee.

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Supervisory Committee

Our Supervisory Committee (“Comisión Fiscalizadora”) is responsible for reviewing and supervising our administration and affairs. In adition, it verifies compliance with our by-laws and the resolutions adopted at shareholders’ meetings.

The members of the Supervisory Committee are appointed at our Annual General Ordinary shareholders’ meeting for a one-year term.

The Supervisory Committee is composed of three members and three alternate members.

The following table sets forth information about members of our Supervisory Committee who were elected at the Annual General Ordinary Shareholders’ Meeting held on October 29, 2009. Positions will expire when the next annual general ordinary shareholders’ meeting takes place:

Name	Date of birth	Office	Current office held since
Fabián Cainzos	11/07/1966	Regular syndic	2008
José Daniel Abelovich	07/20/1956	Regular syndic	2005
Ángel D. Vergara del Carril	03/15/1935	Regular syndic	2006
Armando Fabián Ricci	03/06/1964	Alternate syndic	2006
María Mercedes Premrou	07/25/1965	Alternate syndic	2008
Marcelo Héctor Fuxman	11/30/1955	Alternate syndic	2005

Set forth below is a brief biographical description of each member of our Supervisory Committee:

Fabián Cainzos. Mr. Cainzos obtained a law degree from University of Buenos Aires. Currently, he is a senior associate at the law firm Cainzos, Fernández & Premrou. He also serves as director of Sullair Argentina S.A. and as a member of the Supervisory Committee of Editorial Atlántida S.A.

José D. Abelovich. Mr. Abelovich obtained a degree in accounting from University of Buenos Aires. He is a founding member and partner of Abelovich, Polano & Asociados S.R.L / Nexia International, a public accounting firm in Argentina. Formerly, he had been a manager of Harteneck, López y Cía/Coopers & Lybrand and has served as a senior advisor in Argentina for the United Nations and the World Bank. He is a member of the Supervisory Committees, among others of Hoteles Argentinos, Banco Hipotecario S.A. and Inversora Bolívar S.A.

Ángel D. Vergara del Carril. Mr. Vergara del Carril obtained a law degree at Universidad de Buenos Aires. In 1976 he received the degree of Doctor of Juridical Sciences (S.J.D.) from Argentina’s Catholic University with a thesis on Merger of Business Companies. He served as in-house counsel to the Bunge & Born Corporation. He was Head of the Legal Department of Acindar S.A. He founded the law firm Cassagne & Asociados with other lawyers. He has been teaching Commercial Law at Argentina’s Catholic University. He is also director of the capital markets postgraduate course at the same University, as well as member of the Argentine Institute on Commercial Law of the National Law Academy and the International Bar Association. From 2002 to 2006 he acted as external legal advisor of the Securities Committee of the Bolsa de Comercio de Buenos Aires. Currently he is counsel at law firm Zang, Bergel & Viñes, as well as chairman of the Club de Abogados de Empresas. He is an alternate member of the Arbitration Board of the Bolsa de Comercio de Buenos Aires of which rules of arbitration he contributed to enact, as well as syndic of Atanor S.A. and Bodegas Hispano Argentinas S.A. Mr. Ángel D. Vergara del Carril is the father of our alternate director Mr. Pablo Daniel Vergara del Carril.

Armando F. Ricci. Mr. Ricci obtained a law degree at Universidad de Buenos Aires. He serves as an alternate director on the board of directors of Nuevas Fronteras S.A., Pereiraola S.A., Canteras Natal Crespo S.A., Inversora Bolívar S.A., Palermo Invest S.A. and Tarshop S.A. Mr. Ricci has a master on corporate law at the ESEADE (Escuela Superior de Economía y Administración de Empresas). He is a trained mediator and is advisor of several Argentine listed companies. He is an associate at the law firm Zang, Bergel & Viñes, where he specializes in corporate law.

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María Mercedes Premrou. Mrs. Premrou obtained a law degree at Universidad Catolica de Argentina. She is a partner of the law firm Cainzos, Fernandez & Premrou, where she specializes in litigation and arbitration proceedings.

Marcelo H. Fuxman. Mr. Fuxman obtained a degree in accounting from University of Buenos Aires. He is a partner of Abelovich, Polano & Asociados S.R.L / Nexia International, a public accounting firm in Argentina. He is a member of the Supervisory Committees of IRSA and Banco Hipotecario S.A.

Compensation

Members of the Board of Directors and Executive Committee

The Law of Corporations No. 19,550 establishes that if the compensation of the members of the board of directors and the Supervisory committee is not established in our bylaws, the shareholders meeting should determine it. The maximum amount of total compensation of the members of the board of directors and the Supervisory committee, including wages and compensation for technical or administrative permanent activities, cannot exceed 25% of our earnings.

That amount should be limited to 5% when there is no distribution of dividends to shareholders, and will be increased proportionally to the distribution until reaching the limit set when all profits are distributed. In applying this rule any reduction in dividend distribution from the deduction of Board and Supervisory committee compensation shall not be taken into account.

When one or more directors perform special commissions or technical or administrative activities, and there are no earnings to distribute, or they are reduced, the shareholders meeting may approve compensation in excess of the above-mentioned limits.

The compensation of our directors for each fiscal year is determined pursuant to the Corporations Law, and taking into consideration if the directors perform technical or administrative activities and our fiscal year’s results. Once the amounts are determined, they are considered by the shareholders meeting.

It is to be noted that at APSA we do not enter into contracts of employment with our directors. Neither do we carry stock option plans or any other compensation system for the board members other than described above.

During our annual ordinary shareholders meeting held on October 29, 2009 the shareholders agreed to pay Ps. 1.3 million to the members of the board of directors for the fiscal year ended June 30, 2009. At the end of this fiscal year, these amounts had been fully paid.

Supervisory Committee

The shareholders’ meeting held on October 31, 2009, approved by majority vote not to pay any compensation to the Supervisory Committee.

Audit Committee

The members of the Audit Committee do not receive compensation other than fees for their services as members of the board of directors.

Senior Management

The amounts paid to our senior management are determined on the basis of their experience, competencies and background. Senior management is also paid an annual bonus that varies depending on the performance of each individual and on the results of our operations.

For the year ended June 30, 2010, our senior management was paid a total of Ps. 2.8 million.

As of June 30, 2010 we had a total of Ps. 350,444 earmarked as pension, retirement and/or similar benefits for our directors and the members of our executive committee, supervisory committee and audit committee.

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Capitalization Program for our executive staff

The Company maintains a capitalization program for its executive staff consisting in contributions made by both the employees and the Company.

The Company is to select which employees shall benefit from the plan as part of its policy to retain key employees by increasing employee total compensation by means of an extraordinary reward in so far as certain requirements are fulfilled.

The payment of contributions into the plan and participation therein are voluntary. Once the intended beneficiary accepts to take part in the plan, he/she may make two types of contributions: a monthly contribution based on his/her salary and an extraordinary contribution, based on his/her annual bonus. It is suggested that contributions should be of up to 2.5% of salaries and of up to 15% of the annual bonus. And then there is the contribution payable by the Company which shall amount to 200% of the monthly contributions and of 300% of the extraordinary contributions made by the employees.

The funds resulting from the contributions made by the participants are transferred to an independent financial vehicle, specially created and situated in Argentina in the form of a mutual fund with the approval of the Argentine Securities Commission. These funds can be freely redeemed at the request of participants.

The funds resulting from the contributions made by the Company are transferred to another independent financial vehicle, separate from the one previously mentioned (as would be the case of a trust fund). In the future, the participants shall have access to 100% of the benefits under the plan (that is, including the contributions made by the Company for the benefit of the employees into the financial vehicle specially created) in any of the following circumstances:

•	Ordinary retirement as prescribed by labor law

•	Total or permanent disability, and

•	Death

In case of resignation or termination without good cause, the participant may redeem the amounts contributed by us only if he or she has participated in the Plan for at least 5 years and if certain conditions have been fulfilled.

Code of Ethics

Our Code of Ethics came into force on July 31, 2005. It offers a broad range of guiding provisions concerning accepted behavior by individuals and legal entities. Our Code of Ethics is to be abided by APSA directors, managers, employees and subsidiaries. Our Code of Ethics governs our activities and it is in compliance with the legislation in force in the countries where we operate. It has been posted in our website, www.apsacc.com.ar.

An Ethics Committee made up by three members of our Board has been charged with the resolution of issues arising in connection with our Code of Ethics and with enforcing disciplinary measures in the event of breaches against our Code of Ethics.

Dividend Policy

Pursuant to Argentine law, the distribution and payment of dividends to shareholders is allowed only if they result from realized and net earnings of the company pursuant to annual financial statements approved by the shareholders. The Board of Directors may declare interim dividends: if it so did, all the members of the Board of Directors and of the Supervisory Committee shall be jointly and severally liable for repaying to the Company any amounts disbursed as dividends if at the end of the fiscal year in which the interim dividends were paid, the net realized earnings were insufficient for payment of such dividends.

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The approval, amount and payment of dividends are subject to the approval by our shareholders at our annual ordinary shareholders meeting. The approval of dividends requires the affirmative vote of a majority of the shares entitled to vote and in attendance at the meeting. In view of the relative ownership interests held in our capital stock, our main shareholders are empowered to exert significant influence on the appointment of members of the Board and on the approval, amount and payment of dividends. This notwithstanding, this power is subject to the laws in force and our by-laws.

The board of directors submits our letter to shareholders and financial statements for the previous fiscal year, together with the reports issued by the supervisory committee to the consideration and approval by our annual ordinary shareholders’ meeting. The annual ordinary shareholders’ meeting, called to approve the letter to shareholders and financial statements and to determine the distribution of the income for the year must be held prior to October 31 of each year. Pursuant to the laws in force applicable to business companies and our by-laws, net and realized profits for each fiscal year are allocated as follows:

•	5% of such net profits is allocated to our legal reserve, until such reserve amounts to 20% of our capital stock;

•	a certain amount determined at a shareholders’ meeting is allocated to the compensation of our directors and the members of our Supervisory Committee; and

•	dividends and the additional dividends on preferred shares, if any; and

•	optional reserve, reserve for contingencies, accumulated earnings or for any other purpose as determined by the shareholders’ meeting.

According to rules issued by the CNV, cash dividends must be paid to shareholders within 30 days of the resolution approving their distribution. In the case of stock dividends, the shares must be delivered to shareholders within three months of the annual ordinary shareholders’ meeting that approved them.

At the shareholders’ meeting held on October 29, 2009, the board of directors’ proposal for the distribution of a cash dividend amounting to Ps. 56 million, of which the shareholders collected Ps. 0.071605 per share, was approved. The payment was made on November 17, 2009.

The following table illustrates the ratio between the amounts paid as dividends and the total amount paid as dividends on each fully paid-in share for the fiscal years mentioned. The amounts stated in Pesos correspond to nominal Pesos on their respective dates of payment.

Year	Cash dividends	Share dividends	Total per share
	(Pesos)	(Pesos)	(Pesos)
2003	10,000,000	—	0.0142
2004	17,895,663	—	0.2296
2005	29,000,000	—	0.0372
2006	47,000,000	—	0.0601
2007	55,721,393	—	0.0712
2008	60,237,864	—	0.0770
2009	56,000,000	—	0.0716

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Stock Exchange Information on APSA

Historical data on the value of our shares in the Buenos Aires Stock Exchange

Our shares are listed on the Buenos Aires Stock Exchange and they are traded under the “APSA” symbol. They were admitted to the Buenos Aires Stock Exchange on March 26, 1996. The following table shows, for the periods stated, the high and low bid prices for our shares in the Buenos Aires Stock Exchange at close for a par value of Ps. 0.10.

	Ps. per share
	High	Low
Fiscal year
2010	1.040	0.425
2009	1.070	0.375
2008	1.590	1.050
2007	1.630	0.671
2006	0.780	0.377
2005	0.770	0.560
Fiscal year
2010
4th quarter	0.970	0.900
3rd quarter	0.990	0.850
2nd quarter	1.040	0.625
1st quarter	0.665	0.425
2009
4th quarter	0.540	0.440
3rd quarter	0.485	0.375
2nd quarter	0.850	0.420
1st quarter	1.070	0.900

	Ps. per share
	High	Low
Fiscal year
2008
4th quarter	1.250	1.050
3rd quarter	1.300	1.190
2nd quarter	1.550	1.225
1st quarter	1.590	1.350
2010
January	0.990	0.895
February	0.950	0.880
March..	0.970	0.850
April	0.970	0.905
May	0.970	0.900
June	0.950	0.900

Source: Bolsar

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Historical data on the value of our shares in the NASDAQ

Each one of APSA’s ADS represents 40 common shares. The American Depositary Shares are listed on the NASDAQ where they have been traded under the “APSA” symbol since November 15, 2000. The ADS were issued by Bank of New York, Inc., which acts as their depositary. The following table shows, for the periods stated, the high and low bid prices for our shares at the NASDAQ.

	US Dollars per ADS
	High	Low
Fiscal year
2010	11	5.30
2009	14.00	2.985
2008	21.65	11.00
2007	22.00	7.46
2006	10.25	7.59
2005	13.14	3.42
Fiscal year
2010
4th quarter	11	8.50
3rd quarter	10.83	8.31
2nd quarter	10.49	6.65
1st quarter	7.10	5.30

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		US Dollars per ADS
		High	Low
Fiscal year
2009
4th quarter		6.00	4.04
3rd quarter		6.92	2.98
2nd quarter		9.78	3.75
1st quarter		14.0	4.70
2008
4th quarter		17.00	11.90
3rd quarter	2008	16.30	11.00
2nd quarter	4th quarter	19.5017.00	15.4011.90
1st quarter	3rd quarter	21.6516.30	16.0111.00
2nd quarter		19.50	15.40
20101st quarter		21.65	16.01
January	2010	10.83	9.01
February	January	9.70	9.20
March	February	9.3810.83	8.319.01
April	March	8.509.70	10.859.20
May	April	8.539.38	118.31
June		8.758.50	9.9910.85
May		8.53	11
June		8.75	9.99

Source: Bloomberg

Prospects for the Coming Year

Throughout year 2010 we saw a major recovery in sales in our Shopping Centers, after having experienced one of the worst financial crises in the last decades during the past year.

As concerns organic growth, we will continue with our expansion strategy in the City of Buenos Aires and in the Argentine provinces. In the outskirts of the City of Buenos Aires, we are planning on optimizing performance at “Soleil Factory”, the most recent addition to our portfolio. We are also working on the launch of the development project through Arcos del Gourmet S.A. consisting in a new commercial concept: an open-air urban space.

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We will continue to improve, redecorate and redistribute spaces in our Shopping Centers so as to best take advantage of leasable square meters and to furnish them with increased functionality and appeal for the benefit of consumers and retailers alike. In this respect, we are considering the possibility of adding enhancements and re-distributing the lay-out at Soleil Factory.

We will also continue to launch marketing actions, organize events and targeted promotional actions at our Shopping Centers to attract consumers on the understanding that these actions shall be the result of the joint endeavors of the Company, the retailers and the credit card issuer banks. The overarching aim of these plans is to underpin long-term cash generation at our Shopping Centers and to favor their market share.

As for our Consumer Financing segment, which has evidenced firm recovery, we expect to consummate the sale of our 80% interest to Banco Hipotecario shortly, now that the approval by the Argentine Central Bank’s Superintendent of Financial and Foreign Exchange Institutions has been obtained.

As regards the office segment, we will continue to strive to absorb the square meters still vacant in the new office building adjacent to the Dot Baires shopping center, the “Dot Building”, which is substantially in operating conditions. The building is owned by Panamerican Mall S.A., in which APSA holds a 80% equity interest.

In the light of the high margin of our shopping centers and their consequent robust cash generation, we believe that the coming years will be key to consolidating our business lines and building a unique shopping center portfolio in Argentina.

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Corporate Governance Report

General Resolution CNV 516/2007 of the Argentine Securities Commission (CNV)

Preliminary Considerations

Pursuant to its General Resolution No. 516/2007, the Argentine Securities Commission approved the minimum contents of the Corporate Governance Code (the “Code”) whereby all publicly traded companies shall, upon preparing their annual financial statements, include in their annual reports and as a separate exhibit, a report detailing whether they are heeding the Code recommendations, and if so, how, and explaining the reasons why they have not adopted the Code recommendations in whole or in part and whether they are planning to adopt them in the future. Therefore, on September 8, 2010 our Board of Directors approved the report prescribed by the Code, which constitutes an integral part of these financial statements and reads as follows:

SCOPE

1.) Relationship between the Issuer and the Conglomerate. The Board must thoroughly report any policies applicable to the relationship between the issuer and the conglomerate as such and its integral parts, if any.

In particular, the Board must report the transactions with affiliates and related companies and, in general, those that might be relevant to determine the degree of effectiveness and compliance with the loyalty, diligence and independence duties. Furthermore, the Board must report the transactions conducted with shareholders, management and the Board.

In connection with related companies, it is Company policy to enter into transactions in arm’s length conditions.

The transactions with related parties are, as prescribed by the law, subject to the Audit Committee’s opinion. The Audit Committee analyzes the reasonableness of transactions in the terms of Executive Decree No. 677/01 and issues reports in this respect.

In the event of the Company conducting transactions with its shareholders, management and/or the Board, it shall abide by the provisions under Law No. 19,550, section 271.

2) Inclusion of Corporate Governance matters in the Company’s By-laws. The Board must assess whether its Corporate Governance Code provisions are to be reflected, in whole or in part, in the Company’s by-laws, including the Board’s specific and general duties. The Board must make sure that the Company’s By-laws should lay down rules to compel directors to disclose any personal interests related to the decisions submitted to Board consideration in order to avoid vested interests.

The Board of Directors considers that some of the provisions referred to in the Corporate Governance Code (hereinafter, the “Code”) are already within the scope of Argentina’s currently applicable corporate law legislation.

However, the Board understands that other Code provisions should not be included in the current wording of the By-laws because if they were changed and/or fine-tuned in the future, the need would arise for amending the By-laws accordingly and this would be burdensome and costly. It is thus the Board’s understanding that the configuration of the new code as a body separate from the By-laws would help to its enforcement and contribute to a more agile review and adaptation of provisions, as necessary, based on whether the law mandates such inclusion or whether conduct of business calls for it.

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As regards the Directors’ duty to avoid conflicts of interest, the Board considers that its actions are aligned to the Argentine Companies Law, Sections 272 and 273, and specifically to the provisions concerning this matter and that the Company’s Code of Ethics (hereinafter “Ethics Code”) deals specifically with this matter. Additionally, the Company’s transactions are underpinned by counterparty analyses, including suppliers, in order to identify potential related parties and thus prevent vested interests.

ABOUT THE BOARD IN GENERAL

3) The Board is responsible for the Company’s Strategy. The Board of Directors is in charge of managing the Company and approving the general policies and strategies appropriate to the different phases in the Company’s life cycles and in particular:

a) The strategic and/or business plan, as well as management objectives and annual budgets;

b) Investment and funding policies;

c) Corporate Governance policies;

d) Enterprise Social Responsibility policies;

e) Risk control and management policies as well as any other policy aimed at a regular follow-up on the Company’s internal reporting and control systems; and

f) The implementation of continuous education programs targeted at directors and management executives.

a)	Being an essential part, and the raison d’être, of its management actions, the strategic and business plan for the Company is laid down by the Board. The Board also lays down and sets, together with the appropriate departments, management objectives and the annual budget.

b)	In harmony with the preceding sub-paragraph, the Board considers, on an annual basis, the Company’s planned investments and the appropriate financing requirements.

c)	The Company has in place Corporate Governance policies (in accordance with the Argentine Executive Decree No. 677/01 and/or the Sarbanes-Oxley Act) and the Board is responsible for approving the Corporate Governance Code report.

d)	The Company has in place policies in this respect, such as those implemented through donation to non-profits as would be the case of the donations channeled through the IRSA foundation. The Company also has in place policies to recycle paper and other reusable materials such as plastics and disposable packaging.

e)	The Company enforces the US Sarbanes-Oxley Act as concerns business controls, corporate level controls and general controls through information technology. In this respect, the Board keeps updated of the company’s risk management control policies. The same holds true in connection with internal reporting and control systems, which are deployed by the IT, Organization and Methods and Internal Audit departments, responsible in turn for keeping the Board abreast of new developments.

f)	There are continuous education programs for the management team, as discussed in further detail in paragraph 11).-

4) Management Control. The Board is duty-bound to verify that the above-mentioned strategies and policies are implemented, that the budget and the operations plan are met and to control management performance, i.e., to make sure that management meets the objectives laid down, including expected profits, in furtherance of the Company’s corporate interest.

The Company has in place a management control system pursuant to which each department is responsible for administering its budget and for seeing to it that it is duly executed; mandatory signature authority levels are assigned based on transaction amounts, etc. This control system is permanently monitored by the Internal Audit Department.-

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On a quarterly basis, the Board assesses the degree of compliance with the annual budget, analyzes the potential causes of any deviations from budget and recommends to management any necessary corrective measures in furtherance of the Company’s corporate interest in order to align them with each matter’s best practices.

5) Reporting and Internal Control. Risk Management. The Board must report on whether it relies on risk control and management policies, stating also whether these are permanently updated in line with the applicable best practices and also on whether it relies on other policies which, in the same nature, are aimed at a periodical follow-up on the Company’s internal information and control systems.

The Company enforces these policies.

In this respect, there are internal committees, such as IT Security and Risks, that are permanently updating their activities in line with the best practices criteria.-

6) Audit Committee. The Board of Directors must state whether the Audit Committee members are nominated by any of its members or only by its Chairman.

The Company has had an Audit Committee in place since the year that audit committees became a legal requirement. At present, the Company’s Audit Committee is made up by three independent members as prescribed by the applicable legal provisions.

The members of the Audit Committee are nominated by the Board in its entirety, in line with the provisions under Executive Decree No. 677/01 and they are chosen by a unanimous vote.

7) Number of Board Members. The Board of Directors is made up by the directors appointed by the Shareholders’ Meeting, or, if applicable, by the Supervisory Committee, in accordance with the requirements laid down in the Company’s By-laws.

The Board of Directors must determine, on a case-by-case basis, in harmony with the size of the issuer and abiding by the decision-making procedure, if its numerical composition is adequate so that, should the need arise, a well-grounded proposal should be submitted to the Shareholders’ Meeting to request a change in the Board’s numerical composition.

The numerical composition of the Board must include a sufficient number of independent directors. The Board must create a sufficient number of committees to carry out its mission effectively and efficiently.

According to the provisions under the Argentine Companies Law, the Board of Directors is appointed by the Shareholders’ Meeting.

As a matter of principle, the Board is made up by reliable prominent individuals of integrity, reputation and demonstrated ethics. Besides, they must be free from conflicts of interest and available to discharge their functions, which must be performed in full observance of the Company’s values; they should have demonstrated skills in the matters concerning their missions, master the best practices in corporate governance, be seasoned in legal entities management and possess a full understanding of the role to be played by a publicly traded company.

It is the Board’s understanding that in the light of the current circumstances and the size of the issuer, the number of directors laid down in the Company’s by-laws is fit and sufficient for the Company to conduct business guided by its management objectives for the fiscal year.

Besides, the Company has established several committees to focus closely on certain aspects of its management.

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8) Board Membership. The Board of Directors must determine whether the enforcement of a policy geared towards the involvement of former executives in management is in the Company’s best interest and make any relevant recommendations.

The Board understands that there is no need, for the time being, to establish an express policy to permit former executives to participate in management. However, it does not rule it out either in so far as these executives’ knowledge of the company and their experience add a plus to their qualifications as directors, which are estimated to contribute to more efficient management.

9) Multiple Directorships. The Board must examine the advisability of directors and/or statutory auditors serving as such on a limited number of entities or the relevance of this aspect and make any recommendations it may see fit.

The Board finds it advisable for its members and statutory auditors to serve on the board of other companies making up the same conglomerate/group of companies as it helps to add synergies, reduce operating costs and ensure harmonious operation in the various companies, on top of the advantages this lends to management activities themselves.

10) Board Performance Assessment. The Board of Directors must, before holding the Ordinary Shareholders’ Meeting called to consider and adopt resolutions concerning the matters detailed in the Argentine Companies Law section 234, sub-sections 1 and 2, evaluate its own performance. To that end, the Board must prepare, in writing, a guide for assessing and laying down the criteria necessary to measure its performance.

As mandated by the Argentine Companies Law, the Board submits its own actions to the consideration by the Shareholders’ Meeting. The Company drafts an annual report that is made available to the shareholders, corporate governance bodies and regulators, in advance as prescribed by the applicable statutory terms and along the lines established by current rules and regulations, prior to the date set for the shareholders’ meeting.

The Board estimates that the term in advance as currently mandated is sufficient for the those concerned to duly weigh the information.

11) Director Training and Development. The Board must establish a continuous education program for its members and management executives in order to maintain and refresh their knowledge and skills and to boost Board efficacy overall.

The Company encourages its members to take part in training and professional update activities for Board and senior management members. In the Board’s opinion, it is vital to improved business management that the Company’s officers should be permanently trained and take part in local and international congresses and events in their respective fields of expertise.

DIRECTOR INDEPENDENCE CRITERIA

12) Independent Directors. The Board of Directors must determine if the party that nominates a director is duty-bound to outwardly express, for public disclosure, sufficient evidence in support of his/her independence and make any relevant recommendations.

When it comes to director independence criteria, independent director nominations are accompanied by the reasons and sufficient expression of their condition as independent, as it arises from the minutes, which are widely disclosed through publication in the Argentine Securities Commission (CNV) Financial Information Highway and in the Securities and Exchange Commission (SEC).

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13) Appointment of Management Executives. The Board of Directors must determine, in connection with the selection, nomination and/or appointment of management executives if it is advisable to outwardly express the reasons underpinning the nomination and to disclose them to the public at large.

It is the Board’s opinion that there is no need, for the time being, to publicly disclose the reasons why management executives are appointed. This notwithstanding, and on account of the company being listed not only on the local securities exchange but also on other international securities markets, as has already been indicated, this recommendation is deemed to have been fully heeded.

14) Proportion of Independent Directors. The Board of Directors must outwardly express –and, if applicable, provide a description- whether it has in place a policy to maintain a proportion of independent directors on the total number of directors. There is also the duty to publicly disclose the proportion of executive directors, of non executive directors and of independent directors and to state the status of each Board member in this respect.

The proportion of independent directors in the Company’s board of directors is adequate as per the Argentine Securities Commission and the SEC requirements.

When it comes to the classification of directors as executive and non-executive, the Board understands that there is no need to implement those statuses for the time being.

The above notwithstanding, investors may rely on the so-called “20F” form, which contains an in-depth, personalized description by function of each one of the directors as well as the roster of the Steering Committee’s members.

15) Independent Directors’ Meetings. The Board must determine the suitability of holding Independent Directors-only meetings. When the Chairman of the Board is not an independent director, the independent directors must appoint a lead independent director to coordinate its committees operations, prepare Board meeting agendas and hold specific independent directors’ meetings.

At the date of this report, the Chairman of the Board is a non-Independent Director and the Board’s independent directors share in the mission to safeguard observance of the Company’s agenda together with the Board’s chair and the remaining Board members.

Given that the Audit Committee is entirely made up by independent directors and that it sessions at regular intervals, we consider that any minimum requirements in this respect have been met.

RELATIONS WITH SHAREHOLDERS

16) Information to Shareholders. The Board must report whether it encourages periodical informational meetings with shareholders other than shareholders’ meetings.

The Board of Directors maintains its shareholders informed through various means, mostly, electronic. Thus, for instance, meeting attendance by remote communication equipment allows the Company to provide details and/or further explanation to foreign shareholders at the time of releasing its quarterly and annual financials.

The Company also has a web-site where it posts updated information and has appointed an officer in charge of investors relations from amongst the staff of the Corporate Finance Department.

Ever since 2003 the Company has been publishing in its web-site annual reports on financial statements and special quarterly earnings reports with a focus on those matters that can be of special interest to shareholders and investors.

In addition, the Company arranges presentations to the market and road shows concerning debt instrument issuances to respond to shareholders and investors’ enquiries.

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17) Response to shareholders’ concerns and enquiries. The Board of Directors must specify whether the Company relies on a specific office for dealing with shareholders’ concerns and enquiries, except for those that may affect the Company’s future strategy or plans.

If any such arrangements were in place, the Board is to report on its duty to produce periodical reports on the matters consulted to be subsequently disclosed to shareholders, corporate governance bodies and regulators.

The Company has appointed an officer in charge of shareholders’ concerns and enquiries. The job title is Investors Relations Officer and has been appointed from amongst the staff of the Corporate Finance Department.

The Board analyzes the advisability and suitability of preparing general periodical reports to post in its website which could be of general interest to its shareholders in view of the concerns and enquiries voiced by investors, and always exercising care so that the Company’s strategic position is not adversely affected.

18) Minority Shareholder Presence at Shareholders’ Meetings. The Board of Directors is to render a well-grounded opinion as to the advisability of taking particular action to foster minority shareholder attendance at shareholders’ meetings.

The Company complies in full with the Argentine Companies Law and with the regulations laid down by local regulators (CNV) and the US regulators (SEC): such rules and regulations provide for multiple mechanisms for minority shareholder attendance at shareholders’ meetings. Their attendance at shareholders’ meetings is strictly accounted for and they exercise their rights to vote and to voice their opinions.

Additionally, as soon as the shareholders’ meetings are called, the Company performs a survey and a control of its minority and institutional shareholders, through Caja de Valores S.A. (shares) and Bank of New York (ADRs), proactively encouraging them to timely obtain any certification they may need to attend general and/or special shareholders’ meetings in due time.

19) The market for Tender Offers. The Board of Directors must analyze, based on the interests of minority shareholders, the advisability of resorting to the market for tender offers. If so, it must recommend specific measures to be adopted by the Company to foster the formation of such mechanism.

In particular, the Board is to primarily furnish grounds for its decision to adhere or not to the mandatory public tender offer regime (tag-along provisions).

Even though the Company has recently resorted to tender offers, in instances known by the controlling authorities, in the light of the conditions prevailing in the market and to safeguard the interests of shareholders, the Board of Directors does not think it advisable that tag-along provisions and/or a market for tender offers should be in place.

Pursuant to a resolution adopted by the Company’s shareholders’ meeting, the Company does not adhere to the mandatory public tender offer regime. The Board does not deem it necessary to recommend changes in this respect.

20) Dividend Policy. The Board of Directors must assess, in accordance with the Company’s particular conditions, the suitability of establishing policies for payment of cash dividends and must explain the conclusions reached and the reasons for such conclusions. If applicable, it must describe the mechanism applied to propose to the Shareholders’ Meeting whether or not to pay dividends.

The Board of Directors has been distributing cash dividends during the past fiscal years. This has been the result of proposals submitted by the Board of Directors that are not governed by any specific policy.

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COMMUNITY RELATIONS

21) Internet Communications. The Board of Directors must report whether the Company has its own, freely accessible web-site, where it posts information that is updated, easy to understand, sufficient and differentiated by target audience and whereby the Company provides information and responds to user concerns.

The Company has its own web-site http://www.altopalermo.com.ar/ to receive users’ inquiries, complaints and reports.

22) Web-site requirements. Should the Company rely on a web-site, the Company must guarantee that the information transmitted through electronic media should meet the highest confidentiality and integrity standards whilst simultaneously preserving information and maintaining any requisite logs.

The Company guarantees that the information posted in the web-site should meet the standards that are customary in these types of web-sites.

COMMITTEES

23) Committee to be chaired by an Independent Director. The Board of Directors must render an opinion as to the advisability of the Audit Committee being at all times chaired by an independent member.

The Board of Directors has decided as from the creation of its Audit Committee that it must be chaired by an independent director.

24) Rotation of Statutory Auditors and External Auditors. The Board of Directors must analyze the advisability of the Company having in place specific policies concerning rotation in Supervisory Committee membership and/or rotation of External Auditors; and in connection with the latter, whether the rotation includes the external audit firm or only the individuals.

The Audit Committee must assess on an annual basis the skills, independence and performance of the external audit and of the members of the audit committee.

The Company complies with the rotation requirement mentioned above, which, according to the rules and regulations of the CNV and the standards laid down by the Professional Council in Economic Sciences of the City of Buenos Aires, is mandatory. The Audit Committee assesses on annual basis the performance of the External Auditor and of the members of the audit team as per applicable rules and regulations and issues the respective reports to be submitted to the consideration of the Shareholders’ Meetings.

25) Dual capacity as Statutory Auditor and as External Auditor. The Board of Directors must consider if it is advisable that the members of the Supervisory Committee should also discharge functions as external auditors and/or belong to the firm that renders external audit services to the Company.

The Board of Directors considers that such dual capacity is admissible. And that is also the position adopted by the Shareholders’ Meeting that is required to consider, on an annual basis, such circumstance upon considering performance for the year and appointments.-

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26) Compensation Systems. The Board of Directors is to render an express pronouncement on whether it is adequate or not to rely on a Remuneration Committee made up by non-executive directors and entrusted with the mission to establish clear director remuneration policies with special focus on respect for by-laws and/or contractual limitations based on the availability or not of profits.

If created, the Remuneration Committee is responsible for laying down Company policy concerning remuneration and benefits and it is therefore equally responsible for:

a) Reviewing and assessing its internal regulations on an annual basis and submitting any changes to consideration by the Board for its approval.

b) Reporting every year to the Board of Directors the valuation guidelines followed to determine the level of remuneration of the Company’s directors, senior management, advisors and consultants compared to companies sampled as comparable and recommending the amount of the remuneration to be paid to the Company’s directors, senior management, advisors and consultants;

c) Reviewing the competitive position of the Company’s policies and practices in connection to remunerations and benefits and approve any requisite changes;

d) Managing the stock option system;

e) Having a minimum numerical composition of three members;

f) Having a majority of independent directors;

g) Regularly reporting to the Board of Directors on the actions taken and the issues discussed in their meetings;

h) Meeting at least twice a year;

i) Requesting external advice if necessary;

j) Reporting the guidelines for determining the retirement plans of directors and of senior management.

The Chairman of the Remuneration Committee must be available to attend the Shareholders’ Meeting convened to approve Board remuneration in order to explain the Company’s policies.

Each member of the Remuneration Committee must evidence sufficient skills and experience in human resources, compensation policies and risk management.

The Board of Directors deems it adequate to not create a Remuneration Committee: the Board, given its inherent nature, establishes the remuneration of its officers in full compliance with the Argentine Companies Law.

In order to foster the continued development of its human capital and to fill vacant job positions with the persons fittest for the position from within the Company’s own ranks or from outside the Company, the Human Resources department has as a priority to train, to foster career advancement and to determine a competitive compensation package in harmony with the market conditions which are periodically monitored.

27) Nominations and Corporate Governance Committee. The Nominations and Corporate Governance Committee must lay down the standards and procedures inherent in the selection of directors and key executives and must determine the Company’s Corporate Governance policies and oversee their enforcement.

To that end it must:

a) Review and assess every year its internal regulations and propose to the Board any changes necessary for the Board’s approval;

b) Lay down the criteria that will guide the selection of new directors, the CEO and key executives;

c) Design the succession plans for the CEO and for key executives;

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d) Identify and recommend the candidates for Board membership to be proposed by the Committee to the Shareholders’ Meeting;

e) Recommend the directors proposed for membership in the various Board committees;

f) Lay down the policies and procedures to assess the performance of the CEO and of the key executives;

g) Recommend and draft the standards and procedures that will guide the Company’s Corporate Governance practices and supervise their enforcement considering that all the aspects herein included must be contemplated;

h) Recommend alternatives for improving the performance of the Board of Directors and its Committees; and

i) Suggest mechanisms for improving relations and communications between the Company and its shareholders.

The Shareholders’ Meeting is responsible for choosing the regular and alternate directors according to current rules and regulations.

In turn, the Board is responsible for performing the functions that are conferred to it pursuant to the rules and regulations in force as detailed in the heading.

As of the date hereof, the Company does not have in place a Nominations and Corporate Governance Committee.

28) Policy of Non-discrimination in Board membership. The Nominations and Corporate Governance Committee is to take all measures necessary so that the appointment of members to the Board should not be impeded on account on any form of discrimination.

The Company abides fully by Argentine rules and regulations that repudiate all types of discrimination.

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ALTO PALERMO S.A. (APSA)

Moreno 877 22º Floor - Autonomous City of Buenos Aires

Financial Statements as of and for the

fiscal year ended June 30, 2010

compared with the previous fiscal year

Fiscal year No. 120 beginning July 1, 2009

In thousands of Argentine Pesos (See Note 1 to the Financial Statements)

Free translation from the original prepared in spanish for publication in Argentina

Principal activity:	Real estate investment and development

Dates of registration with the Public Registry of Commerce:

- Of the By-laws:	August 29, 1889

- Of last amendment:	January 16, 2008

Registration number with the Superintendence of Corporations:	801,047

Duration of the Company:	Until August 28, 2087

Name of parent Company:	IRSA Inversiones y Representaciones Sociedad Anónima

Legal Address:	Bolívar 108 - 1° floor - Autonomous City of Buenos Aires

Main activity:	Real estate investment

Percentage of votes of the parent Company on the equity:	63.35% (See Note 8.n to the Basic Financial Statements)

Type of stock	CAPITAL STATUS (Note 4 to the Basic Financial Statements)
	Authorized for Public Offer of Shares	Subscribed Ps.	Paid up Ps.
Common stock with a face value of Ps.0.1 per share and entitled to 1 vote each	782,064,214	78,206	78,206

Saúl Zang Vice-President I acting as President

ALTO PALERMO S.A. (APSA)

Consolidated Balance Sheets as of June 30, 2010 and 2009

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	06.30.10 (Notes 1 and 3)	06.30.09 (Notes 1 and 3)
ASSETS
CURRENT ASSETS
Cash and banks (Note 4.a)	27,284	21,524
Other investments, net (Note 4.b)	162,448	186,169
Accounts receivable, net (Note 4.c)	322,663	232,376
Other receivables and prepaid expenses, net (Note 4.d)	70,170	73,572
Inventory (Note 4.e)	14,297	715

Total Current Assets	596,862	514,356

NON-CURRENT ASSETS
Accounts receivable, net (Note 4.c)	25,572	5,253
Other receivables and prepaid expenses, net (Note 4.d)	117,240	152,894
Inventory (Note 4.e)	7,644	11,031
Fixed assets, net (Note 4.f)	1,529,571	1,581,723
Other investments, net (Note 4.b)	167,682	176,860
Intangible assets, net (Note 4.g)	53,502	15,514

Subtotal Non-Current Assets	1,901,211	1,943,275

Negative goodwill, net (Note 4.h)	(13,523)	(6,116)

Total Non-Current Assets	1,887,688	1,937,159

Total Assets	2,484,550	2,451,515

LIABILITIES
CURRENT LIABILITIES
Trade accounts payable (Note 4.i)	225,335	213,715
Short-term debt (Note 4.j)	204,303	235,824
Salaries and social security payable (Note 4.k)	25,692	23,857
Taxes payable (Note 4.l)	76,842	125,546
Customer advances (Note 4.m)	91,239	76,721
Other liabilities (Note 4.n)	35,585	3,718

Total Debts	658,996	679,381

Provisions (Note 4.o)	1,743	1,004

Total Current Liabilities	660,739	680,385

NON-CURRENT LIABILITIES
Trade accounts payable (Note 4.i)	23,368	19,681
Long-term debt (Note 4.j)	678,145	692,134
Taxes payable (Note 4.l)	48,676	56,952
Customer advances (Note 4.m)	89,164	93,528
Other liabilities (Note 4.n)	15,242	14,926

Total Debts	854,595	877,221

Provisions (Note 4.o)	7,913	5,492

Total Non-Current Liabilities	862,508	882,713

Total Liabilities	1,523,247	1,563,098

Minority interest	132,343	122,559

SHAREHOLDERS’ EQUITY	828,960	765,858

Total Liabilities and Shareholders’ Equity	2,484,550	2,451,515

The accompanying notes are an integral part of these consolidated financial statements.

Saúl Zang Vice-President I acting as President

ALTO PALERMO S.A. (APSA)

Consolidated Statements of Operations

For the fiscal years beginning on July 1, 2009 and 2008

and ended June 30, 2010 and 2009

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	06.30.10 (Notes 1 and 3)	06.30.09 (Notes 1 and 3)
Revenues:
Leases and services	518,355	396,733
Consumer financing	265,346	236,827
Other	1,172	9,005

Total revenues	784,873	642,565

Costs:
Leases and services	(158,559)	(108,922)
Consumer financing	(99,945)	(123,606)
Other	(328)	(5,989)

Total costs	(258,832)	(238,517)

Gross profit:
Leases and services	359,796	287,811
Consumer financing	165,401	113,221
Other	844	3,016

Total gross profit	526,041	404,048

Selling expenses	(162,739)	(206,958)
Administrative expenses	(81,434)	(60,851)
Gain from recognition of inventories at net realizable value (Note 8.o) to the Basic Financial Statements)	1,162	—
Net income (loss) from retained interest in securitized receivables	37,470	(46,012)

Subtotal	(205,541)	(313,821)

Operating income	320,500	90,227

Amortization of negative goodwill, net	(1,645)	(1,531)

Financial gain (loss) generated by assets:
Interest	11,493	(1,730)
Foreign currency exchange gain	860	16,820
Other holding results	(10,176)	2,970

Subtotal	2,177	18,060

Financial gain (loss) generated by liabilities:
Interest	(88,638)	(65,713)
Foreign currency exchange loss	(23,305)	(83,864)
Other financial expenses	(2,582)	22,638

Subtotal	(114,525)	(126,939)

Total financial results, net (Note 4.p)	(112,348)	(108,879)

Other income (expenses), net	(3,304)	3,275

Income (loss) before taxes and minority interest	203,203	(16,908)

Income tax expense	(79,225)	(16,782)
Minority interest	(4,876)	11,630

Net income (loss)	119,102	(22,060)

Basic net income (loss) per share (Note 3.o) to the Basic Financial Statements)	0.1523	(0.0282)

Diluted net income per share (Note 3.o) to the Basic Financial Statements)	0.0524	0.0057

The accompanying notes are an integral part of these Consolidated Financial Statements.

Saúl Zang Vice-President I acting as President

ALTO PALERMO S.A. (APSA)

Consolidated Statements of Cash Flows (1)

For the fiscal years beginning on July 1, 2009 and 2008

and ended June 30, 2010 and 2009

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	06.30.10 (Notes 1 and 3)	06.30.09 (Notes 1 and 3)
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of the beginning of the year	48,984	255,888
Cash and cash equivalents as of the end of the year	53,422	48,984

Increase (Decrease) in cash and cash equivalents	4,438	(206,904)

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss) for the fiscal year	119,102	(22,060)
Adjustments to reconcile net income (loss) to cash flows from operating activities:
Financial results	39,943	102,373
Depreciation of fixed assets	111,475	92,316
Gain from recognition of inventories at net realizable value	(1,162)	—
Income (loss) from barter transaction	—	(2,867)
Gain on repurchase of Non Convertible Notes	—	(13,202)
Amortization of intangible assets	8,839	878
Amortization of negative goodwill, net	1,645	1,531
Recovery of provision for impairment of inventory	(729)	—
Loss on intangible assets retired	800	—
Loss on fixed assets retired	1,766	2,237
Provision for tax on personal assets of shareholders	204	418
Charge of provision for contingencies	3,189	405
Allowance for doubtful accounts	25,039	84,241
Allowance for impairment of investments	(3,501)	89
Net (income) loss from retained interest in securitized receivables	(37,470)	46,706
Recovery of provision for donations	—	(3,218)
Loss from derivative financial instruments	—	243
Provision for Directors’ fees	9,352	1,836
Minority interest	4,876	(11,630)
Income tax	79,225	16,782
Changes in operating assets and liabilities:
Increase in accounts receivable	(126,999)	(94,297)
Decrease (Increase) in other receivables and prepaid expenses	19,381	(111,641)
(Increase) Decrease in inventory	(954)	465
Increase (Decrease) in trade accounts payable	7,593	(38,176)
Increase in customer advances	10,154	7,102
(Decrease) Increase in taxes payable	(136,436)	62,150
Increase (Decrease) in salaries and social security payable	1,748	(569)
Decrease in provision for contingencies	(29)	(1,970)
Decrease in other liabilities	(6,624)	(11,180)
Decrease in accrued interest	(5,148)	(23,415)

Net cash provided by operating activities	125,279	71,458

Saúl Zang Vice-President I acting as President

ALTO PALERMO S.A. (APSA)

Consolidated Statements of Cash Flows (Continued) (1)

For the fiscal years beginning on July 1, 2009 and 2008

and ended June 30, 2010 and 2009

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	06.30.10 (Notes 1 and 3)	06.30.09 (Notes 1 and 3)
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of subsidiary companies, net of cash acquired	(9,890)	—
Increase in intangible assets	(7,931)	(14,089)
Acquisition of fixed assets	(50,763)	(243,344)
(Decrease) Increase in investments	58,452	(40,986)
Loans granted to related parties	—	(6,581)
Loans collected (granted) from third parties	438	(3,711)
Advances for purchase of Arcos del Gourmet S.A.’ s shares	(389)	—
Increase in goodwill	(471)	—
Advances for sale of Tarshop S.A.’ s shares	20,422	—
Collection of receivables from related parties	6,598	—
Acquisition of undeveloped parcels of land and other real estate	(3,066)	(4,040)

Net cash provided by (used in) investing activities	13,400	(298,662)

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of loans	(122,907)	(61,672)
Cash from minority shareholders’ capital contributions to subsidiaries	5,432	48,039
Payment of Non-Convertible Notes	—	(19,883)
Payment of dividends	(56,000)	(60,238)
Proceeds from overdrafts	—	81,807
Payments of overdrafts	(79,601)	—
Proceeds from issuance of Non-Convertible Notes, net	79,782	—
Dividens paid to minority shareholder	(1,158)	—
Payments of mortgage loans for aquisition of Berruti plot of land	(17,173)	—
Payment of seller financing of Arcos del Gourmet S.A.	(515)	—
Payment of seller financing of Conil S.A.	(661)	—
Payment of Non-Convertible Notes	(39,799)	—
Payment of seller financing of Mendoza Plaza Shoppping S.A.	—	(9,090)
Payment of seller financing of Empalme S.A.I.C.F.A. y G.	—	(6,830)
Payment of loans for purchase of undeveloped parcels of land	—	(15,464)
Cash paid for repurchase of Non-Convertible Notes	(12,000)	(12,764)
Proceeds from issuance of short-term debt	22,720	—
Proceeds from short-term and long-term debts	87,639	76,395

Net cash (used in) provided by financing activities	(134,241)	20,300

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	4,438	(206,904)

(1)	Includes cash and banks and investments with a realization term not exceeding three months. See note 2.1) to the Basic Financial Statements.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Saúl Zang Vice-President I acting as President

ALTO PALERMO S.A. (APSA)

Consolidated Statements of Cash Flows (Continued)

For the fiscal years beginning on July 1, 2009 and 2008

and ended June 30, 2010 and 2009

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	06.30.10	06.30.09
Supplemental cash flow information
Cash paid during the year for:
– Interest	102,012	66,101
– Income tax	22,936	42,595
Non–cash activities:
– Liquidation of interest in credit card receivables	8,646	30,849
– Increase in inventory through a decrease in fixed assets	290	—
– Increase in fixed assets through an increase in trade accounts payable	4,996	40,990
– Increase in minority interest through a decrease in short and long–term debt	1,310	—
– Financial cost charged to fixed assets	5,331	78,891
– Increase in goodwill through a decrease in minority interest	—	7,410
– Increase in intangible assets through a decrease in minority interest	—	1,137
– Increase in inventory through a decrease in other non–current investments	7,789	5,305
– Increase in accounts receivable through an increase in customer advances	—	10,749
– Increase in others receivables and prepaid expenses through a decrease in other non–current investments	—	279
– Increase in intangible assets through a decrease in goodwill	20,873	—
– Increase in intangible assets through an increase others liabilities	7,545	—

	06.30.10	06.30.09
Acquisition of subsidiary companies
Accounts receivable	11	—
Other receivables and prepaid expenses	1,022	—
Investments	395	—
Fixed assets	289	—
Intangibles assets	11,278	—
Trade accounts payable	(2,718)	—
Salaries and social security payable	(87)	—
Taxes payable	(27)	—
Other liabilities (includes Ps. 4,455 with Alto Palermo S.A. (APSA))	(5,294)	—

Total non–cash assets acquired	4,869	—

Cash and cash equivalents acquired	13	—

Total net assets acquired	4,882	—

Minority interest	(897)	—
Goodwill	21,380	—

Subsidiary companies acquisition value	25,365	—

Cash and cash equivalents acquired	(13)	—
Amount financed by the sellers	(14,782)	—
Advance payments	(2,254)	—

Outflows of cash and cash equivalents by acquisition of subsidiaries	8,316	—

Saúl Zang Vice–President I acting as President

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements

At June 30, 2010 and 2009

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 1: PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

The Consolidated Financial Statements have been prepared in thousands of Argentine pesos.

The Company has consolidated its Balance Sheets as of June 30, 2010 and 2009 and the Statements of Operations and Cash Flow for the fiscal years ended June 30, 2010 and 2009 line by line with the financial statements of its controlled companies, following the procedure established in Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences and approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and the National Securities Commission.

Metroshop S.A. has been consolidated using the proportional consolidation method included in Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences and approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and the National Securities Commission.

COMPARATIVE INFORMATION

The comparative information at June 30, 2009 included in these financial statements arise from the financial statements as of such date. Certain reclassifications of prior year information have been made to conform to the current year presentation.

NOTE 2: CORPORATE CONTROL

The following table shows the data concerning the corporate control:

Company	Percentage of capital stock owned as of		Financial statements for consolidation purposes
	06.30.10	06.30.09
Emprendimiento Recoleta S.A.	53.684	53.684	06.30.10
Tarshop S.A. (2)	100	93.439	06.30.10
Shopping Neuquén S.A.	98.14	98.14	06.30.10
Shopping Alto Palermo S.A. (3)	—	99.9999	—
Fibesa S.A. (6)	99.99996	99.99996	06.30.10
Conil S.A. (4)	100	50	06.30.10
Panamerican Mall S.A.	80	80	06.30.10
Comercializadora Los Altos S.A. (1)	—	100	—
Arcos del Gourmet S.A. (5)	80	—	06.30.10
Metroshop S.A. (7)	50	—	06.30.10

(1)	Corresponded to the 90% of the direct interest of Alto Palermo S.A. (APSA) and 10% of the indirect interest through Shopping Alto Palermo S.A. As from July 1st, 2009, Comercializadora Los Altos S.A. merged into Fibesa S.A. See Note 8.j) to the Basic Financial Statements.

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 2: (Continued)

(2)	See Notes 8.m.ii) and 8.m.iii) to the Basic Financial Statements.
(3)	Merged into Alto Palermo S.A (APSA). as from July 1st, 2009. See Note 8.h) to the Basic Financial Statements.
(4)	On October 21, 2009, the remaining 50 % in Conil S.A. was acquired. See Note 8.l) to the Basic Financial Statements.
(5)	On November 27, 2009 a direct interest in Arcos del Gourmet S.A. was acquired. See Note 8.a) to the Basic Financial Statements.
(6)	See Note 8.i) to the Basic Financial Statements.
(7)	See Note 8.ñ) to the Basic Financial Statements.

NOTE 3: SIGNIFICANT ACCOUNTING POLICIES

The Financial Statements of the subsidiaries mentioned in Note 2 have been prepared on a consistent basis with those applied by Alto Palermo S.A. Note 2 to the Basic Financial Statements details the most significant accounting policies and below are the most relevant accounting policies adopted by the subsidiaries, which are not included in that note.

a.	Revenue recognition

Consumer financing operations

Revenues derived from credit card transactions consist of commissions and financing income, charges to clients for life and disability insurance and for statements of account, among other. Commissions are recognized at the time the merchants’ transactions are processed, while the rest financing income is recognized when accrued. Income generated from granting consumer loans mainly includes financial interests, which are recognized by the accrual method during the fiscal year, irrespective of whether collection has o has not been made.

Lease agent operations

Fibesa S.A., company in which Alto Palermo S.A. (APSA) has shares of 99.99996%, acts as the leasing agent for the Company bringing together the Company and potential lessees for the retail space available in certain of the Company’s shopping centers. Fibesa S.A.’s revenues are derived primarily from collected commissions calculated as a percentage of the final rental income value and admission’s rights. Revenues are recognized at the time that the transaction is successfully concluded.

ALTO PALERMO S.A (APSA)

Notes to the Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 3: (Continued)

b.	Investments

b.1.	Current investments

Current investments include retained interests in securitized receivables pursuant to the securitization programs of Tarshop S.A. and Metroshop S.A. with a realization term not exceeding twelve months, which have been accounted for under the equity method, net of the allowances for impairment, if applicable. Mutual funds, government and mortgage bonds are carried at their market value at year-end and time deposits are carried at face value plus accrued interest at year-end.

b.2.	Other non-current investments

Include retained interests in securitized receivables, which have been accounted for under the equity method, net of the corresponding allowances for impairment, if applicable.

c.	Intangible assets

c.1.	Concession

Intangible assets include Arcos del Gourmet S.A.’s concession right, which is amortized over the life of the concession agreement. (See Note 8.a) to the Basic Financial Statements).

c.2.	Pre-operating expenses

These expenses are amortized on a straight-line basis over a three-year period starting upon the opening of the shopping center.

The net carrying value of the intangible assets does not exceed its estimated recoverable value at year - end.

NOTE 4: BREAKDOWN OF THE MAIN CAPTIONS

The breakdown of the main captions of these Consolidated Financial Statements is as follows:

a)	Cash and banks:

	06.30.10	06.30.09
Cash in local currency	2,346	2,677
Cash in foreign currency	997	241
Bank accounts in local currency	7,389	14,766
Bank accounts in foreign currency	16,552	3,840

Total cash and banks	27,284	21,524

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4: (Continued)

b)	Other investments, net:

	06.30.10	06.30.09
Current
Retained interests in securitized receivables (CPs)	124,671	136,231
Mutual funds in local currency (ii)	27,779	10,027
Mutual funds in foreign currency (i)	13,813	3,954
Trust debt titles (TDF)	2,846	16,490
Mortgages bonds issued by Banco Hipotecario S.A. (Note 5)	728	633
BONTE 2006 bonds (Note 7.b))	34	34
Time deposits in local currency (i)	—	14,903
PRE 2009 bonds	—	10,108
PRO 2012 bonds	—	3,987
Allowance for impairment of CPs	(7,423)	(10,198)

Total	162,448	186,169

	06.30.10	06.30.09
Non-current
Undeveloped parcels of land:
- Beruti plot of land	52,934	52,715
- Caballito plot of land	36,745	36,741
- Patio Olmos	32,949	32,949
- Air Space Coto	13,188	13,188
- Torres Rosario plot of land	11,166	15,577
- Other real estate	2,962	2,372
Retained interests in securitized receivables (CPs)	18,458	22,899
Share’s purchase advances	389	2,254
Other investments	56	56
Allowance for impairment of CPs	(1,165)	(1,891)

Total	167,682	176,860

Total other investments, net	330,130	363,029

(i)	Considered as cash equivalents for purposes of the Consolidated Statements of Cash Flows.
(ii)	As of June 30, 2010 and June 30, 2009 include Ps. 12,327 and Ps. 8,604, respectively, considered as cash equivalents for purposes of the Consolidated Statements of Cash Flows.

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4: (Continued)

c)	Accounts receivable, net:

	06.30.10	06.30.09
Current
Consumer financing receivables	245,538	141,570
Checks to be deposited	60,695	62,230
Leases and services receivable	49,609	56,382
Debtors under legal proceedings	33,762	28,388
Pass-through expenses receivable	19,917	37,689
Related parties (Note 5)	6,591	9,273
Receivables with collections agents	4,532	5,070
Notes receivable	3,868	7,462
Credit cards receivable	877	1,161
Mortgages receivable Torres de Abasto	563	519
Allowance for doubtful accounts	(103,289)	(117,368)

Total	322,663	232,376

	06.30.10	06.30.09
Non-current
Consumer financing receivables	25,824	6,490
Leases and services receivable	445	—
Notes receivable	399	1,279
Mortgages receivable Torres de Abasto	154	192
Allowance for doubtful accounts	(1,250)	(2,708)

Total	25,572	5,253

Total accounts receivable, net	348,235	237,629

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4: (Continued)

d)	Other receivables and prepaid expenses, net:

	06.30.10	06.30.09
Current
Prepaid expenses	21,708	15,789
Value Added Tax (VAT) receivable	15,079	1,160
Related parties (Note 5)	6,812	9,981
Guarantee deposits re. securitization programs (Note 7.a))	5,427	6,782
Receivables for third party services offered in consumer financing stores	4,880	2,746
Guarantee deposits (i)	4,252	238
MPIT	937	—
Income tax credits, net	2,611	13,265
Other tax credits – Gross revenue tax	2,395	987
Other tax credits	2,390	1,001
Prepaid services	1,300	1,753
Prepaid gross revenue tax	806	718
Loans granted	439	4,940
Other prepaid taxes	366	256
Receivables from financial operations	—	11,547
Receivables from shareholders of related companies	—	29
Others	768	2,380

Total	70,170	73,572

	06.30.10	06.30.09
Non-current
Value Added Tax (VAT)	63,065	64,375
Deferred income tax	90,446	64,233
Related parties (Note 5)	14,687	22,509
MPIT	14,328	20,274
Mortgages receivable	2,208	2,208
Prepaid expenses	1,430	1,969
Prepaid gross revenue tax	935	936
Guarantee deposits (i)	220	375
Loans granted	195	588
Guarantee deposits re. securitization programs (Note 7.a))	—	999
Allowance for doubtful mortgage receivable	(2,208)	(2,208)
Deferred tax allowance	(52,891)	(5,855)
Imputed interest of non-current receivables	(15,175)	(17,509)

Total	117,240	152,894

Total other receivables and prepaid expenses, net	187,410	226,466

(i)	Includes restricted funds. (See Note 7.a) to the Basic Financial Statements and Note 7.d)).

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4: (Continued)

e)	Inventory:

	06.30.10	06.30.09
Current
Rosario plot of land	8,728	—
Torres Rosario	3,379	—
Carlos Gardel plot of land	1,698	—
Resale merchandise	431	654
Others	61	61

Total	14,297	715

Non-current
Torrres Rosario under construction	7,644	11,023
Others	—	8

Total	7,644	11,031

Total inventory	21,941	11,746

(Continued)

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4: (Continued)

f)	Fixed assets, net:

	06.30.10	06.30.09
Properties:
Shopping Centers:
Dot Baires (i)	516,902	506,568
Abasto	158,016	166,763
Alto Palermo	134,863	156,549
Patio Bullrich	88,401	95,866
Mendoza Plaza	79,821	84,740
Alto Avellaneda	72,816	83,905
Alto Rosario	78,743	80,844
Paseo Alcorta	69,664	74,003
Córdoba Shopping - Villa Cabrera	66,560	66,872
Alto NOA	21,534	23,047
Buenos Aires Design	8,687	11,184
Other properties	18,411	18,913
Office	256	—
Neuquén Project (Note 9.a))	9,488	9,488
Facilities	76,543	86,933
Suppliers advances	31,783	27,252
Furniture, fixture and equipment	13,072	16,404
Leasehold improvements	2,716	5,044
Software	2,452	4,223
Computer equipment	2,408	3,555
Vehicles	19	25
Work in progress:
Dot Baires	66,452	51,283
Shopping centers improvements	9,963	7,965
Tarshop	1	297

Total fixed assets, net	1,529,571	1,581,723

(i)	As of June 30, 2010 and June 30, 2009 includes financial costs of Ps. 98,660 and Ps. 96,391, respectively.

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4: (Continued)

g)	Intangible assets, net:

	06.30.10	06.30.09
Preoperating expenses	22,789	14,390
Customer relationships	611	670
Trademarks	812	454
Non-compete agreement	9,131	—
Arcos del Gourmet S.A.´s concession	20,159	—

Total intangible assets, net	53,502	15,514

h)	Negative goodwill, net:

	06.30.10	06.30.09
Conil S.A.	506	—
Fibesa S.A.	342	2,395
Tarshop S.A.	—	6,897
Emprendimiento Recoleta S.A.	(260)	(336)
Mendoza Plaza Shopping S.A.	(5,661)	(5,988)
Empalme S.A.I.C.F.A. y G.	(8,450)	(9,084)

Total negative goodwill, net	(13,523)	(6,116)

i)	Trade accounts payable:

	06.30.10	06.30.09
Current
Suppliers	148,150	113,233
Accruals	54,428	74,178
Related parties (Note 5)	22,624	20,614
Others	133	5,690

Total	225,335	213,715

Non-current
Suppliers	416	246
Related parties (Note 5)	12,158	8,438
Shareholders of related companies	10,794	10,997

Total	23,368	19,681

Total trade accounts payable	248,703	233,396

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4: (Continued)

j)	Short-term and long-term debt:

	06.30.10	06.30.09
Current
– Banks
Banco Hipotecario S.A. (Notes 5 and 7.c))	20,000	—
Standard Bank Argentina S.A. (Note 7.c))	15,179	13,958
Nuevo Banco Industrial de Azul S.A.	5,007	2,600
Banco Itaú Buen Ayre S.A. (Note 7.c))	3,716	3,999
Overdrafts	2,206	81,807
Banco Supervielle S.A. (Note 7.c))	—	1,380
Banco BNP Paribas	—	5,500
Banco Nación	—	30,000
Banco Ciudad	—	15,000
Banco de Servicios y Transacciones S.A.	—	3,733
Banco CMF S.A.	—	3,000
Interest payable to credit card trust (Note 7 c.))	2,263	4,867
Ac crued bank interests	380	1,698

Subtotal	48,751	167,542

–Financial
Non-Convertible Notes (Note 9 to the Basic Financial Statements and Note 5)	109,336	39,759
Securities representing short-term debt (Note 10)	22,720	—
Seller financing-Arcos del Gourmet S.A.	9,511	—
Accrued interest on Convertible Notes (Note 5)	8,291	7,959
Accrued interest on Non-Convertible Notes (Note 5)	6,391	5,456
Securities representing short-term debt - interest accrued (Note 10)	299	—
Mortgage loans for acquisition of Beruti plot of land	—	15,626
Deferred debt costs	(1,188)	(833)
Others	192	315

Subtotal	155,552	68,282

Total	204,303	235,824

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4: (Continued)

	06.30.10	06.30.09
Non-current
– Financial
Non-Convertible Notes (Note 5)	491,831	516,191
Convertible Notes (Note 5)	185,653	179,324
Seller financing-Arcos del Gourmet S.A.	3,591	—
Deferred debt costs	(2,930)	(3,539)
Others	—	158

Subtotal	678,145	692,134

Total	678,145	692,134

Total short-term and long-term debt	882,448	927,958

k)	Salaries and social security payable:

	06.30.10	06.30.09
Provision for vacation, bonuses and others	20,522	18,446
Social security payable	4,549	4,760
Salaries payable	203	183
Others	418	468

Total salaries and social security payable	25,692	23,857

l)	Taxes payable:

	06.30.10	06.30.09
Current
Provision for Income tax, net	35,768	9,672
Tax payment facilities plan for Value Added Tax (VAT) payable	13,235	57,258
Value Added Tax (VAT) payable	11,652	12,633
Other tax withholdings	3,719	2,754
Gross revenue tax withholdings	3,701	1,586
Provision for gross revenue tax	2,270	1,924
MPIT	1,824	11,102
Tax amnesty plan for income tax payable	1,559	1,358
Other taxes payable	993	2,942
Income tax withholdings	942	1,453
Tax amnesty plan for municipality taxes payable	673	—
Tax amnesty plan for gross revenue tax payable	332	309
Provision for tax on personal assets of Shareholders	174	418
Tax payment facilities plan for income tax payable	—	21,819
Tax payment facilities plan for MPIT	—	318

Total	76,842	125,546

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4: (Continued)

	06.30.10	06.30.09
Non-current
Deferred income tax	26,650	34,939
Tax amnesty plan for income tax payable	19,145	20,704
Tax amnesty plan for municipality taxes payable	1,900	—
Tax amnesty plan for gross revenue tax payable	968	1,301
MPIT, net	13	8

Total	48,676	56,952

Total taxes payable	125,518	182,498

m)	Customer advances:

	06.30.10	06.30.09
Current
Admission rights	50,734	45,392
Lease advances (i) (Note 17.a) to the Basic Financial Statements)	21,941	19,878
Customer advances	15,960	8,635
Guarantee deposits	2,198	2,816
Relates parties (Note 5)	406	—

Total	91,239	76,721

Non-current
Admission rights	59,228	60,626
Lease advances (i)	29,936	32,902

Total	89,164	93,528

Total customer advances	180,403	170,249

(i)	As of June 30, 2010 and June 30, 2009 it includes payment advances of Ps. 9,501 and Ps. 8,122, respectively, from Wal-Mart Argentina S.R.L. in the context of a rent contract entered into with Panamerican Mall S.A., for a 30 years’ term.

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4: (Continued)

n)	Other liabilities:

	06.30.10	06.30.09
Current
Advance for sale of Tarshop S.A.’s shares	21,070	—
Accrual for Directors’ fees net of advances (Note 5)	9,352	1,836
Debt with former minority shareholder of Tarshop S.A.	3,529	—
Derivative financial instruments (Note 5)	—	243
Withholdings and guarantee deposits	509	421
Contributed leasehold improvements	462	470
Below market leases	11	4
Others	652	744

Total	35,585	3,718

Non-current
Contributed leasehold improvements	9,502	9,964
Debt with former minority shareholder of Tarshop S.A.	3,322	—
Debt with shareholders of related companies	2,265	4,781
Below market leases	141	169
Directors’ guarantee deposits (Note 5)	12	12

Total	15,242	14,926

Total other liabilities	50,827	18,644

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4: (Continued)

o)	Provisions:

	06.30.10	06.30.09
Current
Provision for contingencies	1,743	1,004

Total	1,743	1,004

Non-current
Provision for contingencies	7,913	5,492

Total	7,913	5,492

Total provisions	9,656	6,496

p)	Financial results, net:

	06.30.10	06.30.09
Generated by assets:
Interest income from past-due receivables	7,375	5,959
Effect on the present value accounting	3,113	(13,124)
Mortgage loans interest Torres de Abasto	56	73
Results from financial investments (Note 5)	391	3,916
Other interest	558	1,446

Subtotal interest	11,493	(1,730)

Foreign currency exchange gain	860	16,820

Other holding results	(10,176)	2,970

Financial gain generated by assets	2,177	18,060

Generated by liabilities:
Financial expenses (Note 5)	(79,773)	(56,857)
Other interest	(107)	(293)
Interest on taxes payable	(8,758)	(8,563)

Subtotal interest	(88,638)	(65,713)

Foreign currency exchange loss	(23,305)	(83,864)

(Loss) gain from derivative financial instruments (Note 5)	(2,582)	9,436
Gain from repurchase of Non Convertible Notes	—	13,202

Subtotal other financial expenses	(2,582)	22,638

Financial loss generated by liabilities	(114,525)	(126,939)

Total financial results, net	(112,348)	(108,879)

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 5: BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The following is a summary of the balances and transactions with related parties:

Company	06.30.2010
	Current investments	Accounts receivable, net - Current	Other receivables and prepaid expenses, net - Current	Other receivable and prepaid expenses, net - Non-current	Trade accounts payable – Current	Trade accounts payable – Non-current	Customer advances - Current	Short-term debt	Long-term debt	Other liabilities - Current	Other liabilities Non- Current
Banco Hipotecario S.A. (2)	728	354	—	—	—	—	(343)	(20,000)	—	—	—
Cactus S.A. (3)	—	17	—	—	(3)	—	—	—	—	—	—
Canteras Natal Crespo S.A. (6)	—	2	—	—	—	—	—	—	—	—	—
Consultores Assets Management S.A. (4)	—	3	—	—	(5)	—	—	—	—	—	—
Cresud S.A.C.I.F. y A. (5)	—	1,161	4,854	—	(16,908)	—	—	(215)	(19,655)	—	—
Cyrsa S.A. (6)	—	146	—	—	(206)	—	—	—	—	—	—
Directors	—	2	5	—	—	—	—	(3)	(68)	(9,352)	(12)
E-Commerce Latina S.A. (7)	—	20	—	—	—	—	—	—	—	—	—
Estudio Zang, Bergel y Viñes (8)	—	—	—	—	(261)	—	—	—	—	—	—
Fundación IRSA (4)	—	6	—	—	—	—	—	—	—	—	—
Futuros y Opciones.Com S.A. (1)	—	7	—	—	(6)	—	—	—	—	—	—
IRSA Inversiones y Representaciones Sociedad Anónima (9)	—	3,779	—	—	(5,184)	—	(63)	(20,720)	(293,890)	—	—
Llao Llao Resorts SA (7)	—	10	—	—	(40)	—	—	—	—	—	—
Metroshop S.A. (10)	—	—	—	14,687	—	(12,158)	—	—	—	—	—
Museo de los Niños (4)	—	1,084	—	—	(5)	—	—	—	—	—	—
Nuevas Fronteras S.A. (7)	—	—	—	—	(6)	—	—	—	—	—	—
Parque Arauco S.A. (9)	—	—	—	—	—	—	—	(2,716)	(60,822)	—	—
Personnel	—	—	1,906	—	—	—	—	—	—	—	—
Tyrus S.A. (7)	—	—	47	—	—	—	—	—	—	—	—

Total	728	6,591	6,812	14,687	(22,624)	(12,158)	(406)	(43,654)	(374,435)	(9,352)	(12)

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

5.	(Continued)

Company	06.30.2009
	Current investments	Accounts receivable, net - Current	Other receivables and prepaid expenses, net - Current	Other receivable and prepaid expenses, net - Non-current	Trade accounts payable – Current	Trade accounts payable – Non-current	Short-term debt	Long-term debt	Other liabilities - Current	Other liabilities- non Current
Agropecuaria Anta S.A. (1)	—	—	—	—	(1)	—	—	—	—	—
Banco Hipotecario S.A. (2)	633	5	—	—	—	—	—	—	—	—
Cactus S.A. (3)	—	13	—	—	(3)	—	—	—	—	—
Consorcio de Propietarios Libertador 498 (4)	—	10	—	—	(1)	—	—	—	—	—
Consultores Assets Management S.A. (4)	—	3	—	—	(5)	—	—	—	—	—
Cresud S.A.C.I.F. y A. (5)	—	4,329	—	—	(3,661)	—	(208)	(18,985)	(243)	—
Cyrsa S.A. (6)	—	123	—	—	(200)	—	—	—	—	—
Directors	—	—	27	—	—	—	(1)	(65)	(1,836)	(12)
E-Commerce Latina S.A. (7)	—	51	—	—	—	—	—	—	—	—
Estudio Zang, Bergel y Viñes (8)	—	—	—	—	(183)	—	—	—	—	—
Fundación IRSA (4)	—	4	—	—		—	—	—	—	—
Futuros y Opciones.Com S.A. (1)	—	5	—	—	(6)	—	—	—	—	—
Hoteles Argentinos S.A. (7)	—	—	—	—	(43)	—	—	—	—	—
Inversiones Ganaderas S.A. (1)	—	—	—	—	(1)	—	—	—	—	—
Inversora Bolivar S.A. (7)	—	41	—	—	(2,827)	—	—	—	—	—
IRSA Inversiones y Representaciones Sociedad Anónima (9)	—	3,896	6,580	—	(13,672)	—	(7,227)	(310,904)	—	—
Metroshop S.A. (10)	—	—	2,265	22,509	—	(8,438)	—	—	—	—
Museo de los Niños (4)	—	792	—	—	(5)	—	—	—	—	—
Nuevas Fronteras S.A. (7)	—	—	—	—	(6)	—	—	—	—	—
Parque Arauco S.A. (9)	—	—	—	—	—	—	(2,609)	(58,749)	—	—
Personnel	—	—	1,109	—	—	—	—	—	—	—
Rummaala S.A. (11)	—	1	—	—	—	—	—	—	—	—

Total	633	9,273	9,981	22,509	(20,614)	(8,438)	(10,045)	(388,703)	(2,079)	(12)

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

5.	(Continued)

	06.30.2010
Company	Administrative expenses	Financial loss generated by liabilities	Financial gain generated by assets	Other income (expenses), net	Shared services – Salaries and bonuses
Shareholders	—	—	—	(204)	—
Cresud S.A.C.I.F. y A. (5)	—	(4,100)	—	—	(16,697)
Directors	(22,408)	(9)	—	—	—
Fundación IRSA (4)	—	—	—	(423)	—
IRSA Inversiones y Representaciones Sociedad Anónima (9)	(4,007)	(37,869)	—	—	547
Parque Arauco S.A. (9)	—	(8,049)	—	—	—
Personnel	—	—	12	—	—
Estudio Zang, Bergel y Viñes (8)	(1,862)	—	—	—	—

Total	(28,277)	(50,027)	12	(627)	(16,150)

	06.30.2009
Company	Administrative expenses	Financial loss generated by liabilities	Financial gain generated by assets	Other income (expenses), net	Shared services – Salaries and bonuses
Shareholders	—	—	—	(492)	—
Cresud S.A.C.I.F. y A. (5)	—	(2,677)	—	—	896
Directors	(11,808)	(11)	—	—	—
Directors of Banco Hipotecario S.A. (2)	—	(8)	—	—	—
Estudio Zang, Bergel y Viñes (8)	(2,472)	—	—	—	—
Fundación IRSA (4)	—	—	—	3,218	—
Inversora Bolivar S.A. (7)	(3,920)	—	—	—	—
IRSA Inversiones y Representaciones Sociedad Anónima (9)	—	(50,277)	—	—	(2,118)
Parque Arauco S.A. (9)	—	(17,473)	—	—	—
Personnel	—	—	108	—	—

Total	(18,200)	(70,446)	108	2,726	(1,222)

1.	Subsidiary of Cresud S.A.C.I.F. y A.
2.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima.
3.	Equity investee of Cresud S.A.C.I.F. y A.
4.	Related to IRSA Inversiones y Representaciones Sociedad Anónima.
5.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima.
6.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima.
7.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima.
8.	Related to the Board of Directors.
9.	Shareholder.
10.	Equity investee.
11.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima (merged into Cyrsa S.A. as from October 1st, 2009).

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 6: SEGMENT INFORMATION

	Leases and services	Consumer financing	Other	Total	Eliminations	Total as of 06.30.10	Total as of 06.30.09
Revenues	518,463	265,346	1,172	784,981	(108)	784,873	642,565
Costs	(158,559)	(102,980)	(328)	(261,867)	3,035	(258,832)	(238,517)

Total gross profit as of 06.30.10	359,904	162,366	844	523,114	2,927	526,041	—

Total gross profit as of 06.30.09	288,992	110,149	3,016	402,157	1,891	—	404,048

Expenses:
Selling expenses	(37,134)	(125,562)	(43)	(162,739)	—	(162,739)	(206,958)
Administrative expenses	(56,140)	(25,234)	(60)	(81,434)	—	(81,434)	(60,851)
Gain from recognition of inventories at net realizable value	—	—	1,162	1,162	—	1,162	—
Net income (loss) from retained interest in securitized receivables	—	37,470	—	37,470	—	37,470	(46,012)

Operating income 06.30.10	266,630	49,040	1,903	317,573	2,927	320,500	—

Operating income (loss) 06.30.09	215,780	(130,928)	2,899	87,751	2,476	—	90,227

Amortization of goodwill, net	(1,017)	(628)	—	(1,645)	—	(1,645)	(1,531)
Financial results, net	(92,848)	(16,534)	(39)	(109,421)	(2,927)	(112,348)	(108,879)
Other income (expenses), net	(1,320)	(1,984)	—	(3,304)	—	(3,304)	3,275

Income before taxes and minority interest 06.30.10	171,445	29,894	1,864	203,203	—	203,203	—

Income (loss) before taxes and minority interest 06.30.09	112,285	(132,074)	2,879	(16,910)	2	—	(16,908)

Income tax expense	(68,086)	(10,473)	(666)	(79,225)	—	(79,225)	(16,782)
Minority interest	(4,718)	(158)	—	(4,876)	—	(4,876)	11,630

Net income 06.30.10	98,641	19,263	1,198	119,102	—	119,102	—

Net income (loss) 06.30.09	58,064	(81,997)	1,871	(22,062)	2	—	(22,060)

	Leases and services	Consumer financing	Other	Total	Eliminations	Total as of 06.30.10	Total as of 06.30.09
Depreciation and amortization 06.30.10– 12 months	113,337	8,622	—	121,959	—	121,959	—

Depreciation and amortization 06.30.09 – 12 months	89,150	5,575	—	94,725	—	—	94,725

Acquisition of fixed assets and intangible assets 06.30.10– 12 months	58,914	2,176	—	61,090	—	61,090	—

Acquisition of fixed assets and intangible assets 06.30.09 – 12 months	401,250	3,439	—	404,689	—	—	404,689

Operating assets as of 06.30.10	1,829,171	277,486	22,227	2,128,884	—	2,128,884	—
Operating assets as of 06.30.09	1,888,916	153,892	519	2,043,327	773	—	2,044,100
Non operating assets as of 06.30.10	371,552	200,783	—	572,335	(216,669)	355,666	—
Non operating assets as of 06.30.09	158,408	189,943	—	348,351	59,064	—	407,415

Total assets as of 06.30.10	2,200,723	478,269	22,227	2,701,219	(216,669)	2,484,550	—

Total assets as of 06.30.09	2,047,324	343,835	519	2,391,678	59,837	—	2,451,515

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 6: (Continued)

General information

The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Accordingly, the Company has three reportable segments. These segments are: Leases and services, Consumer Financing and Others.

A general description of each segment follows:

•	Leases and services: This segment includes the results of the Company’s shopping centers.

•	Consumer financing segment: This segment manages the Companies’s portfolio of credit card and personal loans accounts issued by Tarshop S.A. and Metroshop S.A.

•	Others: This segment includes the results of the Company’s construction and/or barter transactions and ultimate sale of residential buildings business.

All revenues and long-lived assets are attributable to the Company’s country of domicile.

The accounting policies of the segments are the same as those described in Note 3. The column titled eliminations includes the eliminations of inter-segment activities.

NOTE 7: RESTRICTED ASSETS

a)	Guarantee deposits re. securitization programs account includes, in other current or non-current receivables and prepaid expenses, net, the contingency and expenses funds of financial trust as credit protection for investors that as of June 30, 2010 amounted to Ps. 4,749. They are restricted availability credits until settlement in accordance with the respective prospectus.

b)	Other current investments account includes BONTE 2006 bonds for Ps. 34, which are deposited as rental guarantee.

c)	As of June 30, 2010, Tarshop S.A. has granted a pledge over Certificates of Participation related to the Fideicomisos Financieros Tarjeta Shopping (“CP”) according to the following detail:

•	To Standard Bank Argentina S.A., CP related to the Fideicomisos Financieros Tarjeta Shopping Series XLI, XLIV, XLVII, LVII and LIX (loan for Ps. 15,371).

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 7: (Continued)

•	To Banco Itaú Buen Ayre S.A., CP related to the Fideicomisos Financieros Tarjeta Shopping Series XXXIX and XL (loan for Ps. 3,724).

•	To Banco Supervielle S.A., CP related to the Fideicomisos Financieros Tarjeta Shopping Series XXXII, XXXVIII and L (loan for Ps. 7).

•	To Banco Hipotecario S.A., CP related to the Fideicomiso Financiero Tarjeta Shopping Series XLVII, XLIX and LVI (loan for Ps. 20,149).

d)	Tarshop S.A. has granted cash as guarantee for leases, related to the stores where its branches operate, which are included in Other receivables and prepaid expenses for an amount of Ps. 217.

NOTE 8: ACQUISITION, ORGANIZATION AND RESTRUCTURING OF BUSINESS AND REAL ESTATE PROPERTY

Merger between Shopping Alto Palermo S.A., Mendoza Plaza Shopping S.A. and Empalme S.A.I.C.F.A. y G.

Shopping Alto Palermo S.A.’s Extraordinary and Unanimous Shareholders’ Meeting held on February 16, 2009, resolved the merger of such company with Mendoza Plaza Shopping S.A. and Empalme S.A.I.C.F.A. y G.

As from July 1st, 2009 Shopping Alto Palermo S.A. merged into the Company (see Note 8.h) to the Basic Financial Statements).

NOTE 9: SIGNIFICANT EVENTS

a)	Neuquén Project

The main asset of Shopping Neuquén S.A. is a plot of land of 50,000 square meters approximately, in which a mixed use center would be built. The project includes the building of a shopping center, cinemas, a hypermarket, appartments, private hospital and other compatible purposes.

On December 13, 2006, Shopping Neuquén S.A. entered into an agreement with the Municipality and with the Province of Neuquén by which, mainly, the terms to carry out the commercial and residential venture were rescheduled and authorized Shopping Neuquén S.A. to transfer to third parties the title to the plots of land into which the property is divided, provided that it is not that one on which the shopping center will be built. Such agreement was subject to two conditions, both already complied with, consisting in the ratification of the agreement by means of an ordinance of the legislative body of the Municipality of Neuquén, and that the new architectonic project and the extension of the environmental impact research submitted were approved by such Municipality.

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 9: (Continued)

Such agreement concluded the case styled “Shopping Neuquén S.A. vs. Municipality of Neuquén in re.: administrative procedural action” pending before the High Court of Neuquén where only involved lawyers’ fees are pending payment, which will be borne by Shopping Neuquén S.A. Such fees are booked in the provisions account (Note 4.o).

After having obtained the approval, the Company had a 150 days’ term to submit the drafts of the architectonic project, such term maturing on February 17, 2008. However, such drafts presentation took place prior to the referred date. As regards filing thereof, the Municipality of Neuquén made some comments as to feasible solution to the project. Considering these comments an additional term was formally requested to file the new project.

On June 12, 2009, the Company and the Municipality of Neuquén executed a new agreement by which the Company committed itself to presenting a new road project and to making those amendments that may be necessary to the general project. On October 19, 2009, the respective amendments to the previously mentioned projects were filed. Subsequently, the Municipality of Neuquén made some remarks to them, which were duly replied. On January 18, 2010, the Municipality of Neuquén requested changes to the plans filed, granting a 30-day term to be filed. Finally, the Company was notified about the registration of the architectural project, so on April 8, 2010 the term of 90 running days to commence the committed works has started. The Company submitted the working plans related to the first stage of the work (contemplating the construction of the shopping mall and the hypermarket), it obtained the authorizations to start such works and on July 5, 2010 and within the previously mentioned 90-running-day term, construction began.

The first work stage mentioned should be completed at a maximum 22 month terms starting upon beginning construction. In the case of failing to comply the conditions established in the agreement, the Municipality of Neuquén is entitled to terminate the agreement and carry out the actions that may be considered necessary for such respect, among them, to request the return of the Company’s plots acquired to the Municipality of Neuquén.

On June 18, 2009, Shopping Neuquén S.A. received from the company G&D Developers S.A. USD 119 for the sale price of a plot of land of about 4,332 square meters located in the whereabouts but which is not a part of the plot of land where the shopping center will be built, under the negotiations held with the Municipality of Neuquén.

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 9: (Continued)

b)	Tarshop S.A. and Metroshop S.A. credit card receivables securitization program

Tarshop S.A. and Metroshop S.A. have ongoing revolving year securitization programs through which they transfers a portion of its customer credit card receivable balances to trusts, that issues certificates to public and private investors.

Under the securitization programs, Trusts may issue two types of certificates representing undivided interests in the Trusts – Titulos de Deuda Fiduciaria (“TDF”) and Certificates of Participation (“CP”), which represent debt and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security. CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card receivables, after principal and interest on the TDFs and other fees and expenses have been paid. During the revolving period no payments are made to TDF and CP holders. Principal collections of the underlying financial assets are used by the Trust to acquire additional credit card receivables throughout the revolving period. Once the revolving period ends, a period of liquidation occurs during which (i) no further assets are purchased, (ii) all cash collections are used to fulfill the TDF service requirements and (iii) the remaining proceeds are used to fulfill the CPs service requirements.

In consideration of the credits transferred to the Trusts, which have been eliminated from Tarshop S.A. and Metroshop S.A. balance sheets, they receive cash (arising from the placement of the debt securities by the Trusts) and the participation certificates issued by the Trusts. The latter are recorded at their values calculated by the equity method of accounting at the closing of the year, net of the corresponding allowances for impairment, if applicable, on the basis of the financial statements issued by the Trusts.

Under this Securitization Program, Tarshop S.A. transferred to the Financial Trusts the total amount of Ps. 419,982 during the fiscal year ended June 30, 2010 of credits receivable originated in the use of its clients’ credit cards and personal loans carrying promissory notes. Consequently, TDF coupon zero for Ps. 21,500, TDF Series “A” for Ps. 337,507 and CP Series “C” for Ps. 60,975 were issued. Metroshop S.A. transferred to financial trusts the total amount of Ps. 51,863 during the fiscal year ended June 30, 2010 of credits receivable originated in the use of its clients’ credit cards and personal loans carrying promissory notes. Consequently, VDF Series “A” for Ps. 41,779 and CP Series “C” for Ps. 10,084 were issued.

Tarshop acquired all the CP Series “C” in an amount equal to its nominal value, and all the remaining TDF and CP were placed to investors through a public offering in Argentina, except for the TDF Series “B” corresponding to Financial Trust Series XXXIX, XL, XLVII and XLIX, and TDF Series “C” of the Series XLVII, part of which Tarshop S.A. maintains in its portfolio. Cash reserves for losses in the amount of Ps.

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 9: (Continued)

2,846 have been made as credit protection for investors. Otherwise, Metroshop S.A. acquired all the CP Series “C” in an amount equal to its nominal value, and all the remaining VDF were placed to investors through a public offering in Argentina. Cash reserves for losses in the amount of Ps. 897 have been made as credit protection for investors.

NOTE 10: ISSUANCE OF SECURITIES REPRESENTING SHORT-TERM DEBT OF TARSHOP S.A.

During the current fiscal year, Tarshop S.A. requested the National Securities Commission (CNV) to authorize the Global Program for the Issuance of Securities Representing Short-Term Debt (“Program”), for a maximum outstanding amount that may not exceed USD 25 million, or equivalent amount in other currencies.

On December 28, 2009, the Extraordinary Shareholders’ Meeting of Tarshop S.A. approved the creation of the Program and its terms and conditions.

On February 15, 2010, the public offering for the Program was authorized by the CNV by registering it under No. 28. On that same day, the CNV’s Issuers’ Department resolved to authorize the issuance of Class I of Securities representing Short-Term Debt “VCPs” up to Ps. 15,000 that may be extended by up Ps. 25,000, under the special procedure to issue VCPs. On February 23, 2010, Class I was placed for a total nominal value of Ps. 22,720.

Class I VCPs will accrue interest from the issuance date at a nominal annual rate equal to the BADLAR, plus cap-margin of 400 basic points. Interest payment dates are: August 25, 2010 (which has been cancelled on such date) and November 23, 2010. Principal will be repaid in 270 days from issuance, that is to say, on November 23, 2010.

On August 6, 2010, the CNV Issuers Department established the authorization to issue Class II of securities representing short-term debt (“VCPs”), of up to Ps. 25,000 that may be extended to Ps. 40,000, according to the special procedure to issue VCPs. On August 18, 2010, Class II was placed for a total face value of Ps. 40,000.

The Class II VCPs will accrue interest from the issuance date at an annual nominal rate equal to the BADLAR, plus cap-margin of 400 basic points. Interest payment dates are: November 18, 2010 and February 16, March 18, April 18 and May 17, 2011. Principal payment dates are: March 18, April 18 and May 17, 2011, related to 25%, 25% and 50% of the total face value, respectively.

Net funds resulting from placing Class I and II were earmarked for paying in working capital in Argentina in accordance with the corporate objective of Tarshop S.A.

ALTO PALERMO S.A. (APSA)

Free translation of the

Financial Statements

As of and for the fiscal years ended June 30, 2010 and 2009

ALTO PALERMO S.A. (APSA)

Balance Sheets as of June 30, 2010 and 2009

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	06.30.10 (Notes 1 and 2)	06.30.09 (Notes 1 and 2)
ASSETS
CURRENT ASSETS
Cash and banks (Note 3.a)	18,203	7,648
Other investments, net (Exhibits D and I)	22,412	21,800
Accounts receivable, net (Note 3.b and Exhibit I)	148,997	106,297
Other receivables and prepaid expenses, net (Note 3.c and Exhibit I)	51,177	60,948
Inventory (Note 3.d)	14,271	285

Total Current Assets	255,060	196,978

NON-CURRENT ASSETS
Accounts receivable, net (Note 3.b and Exhibit I)	895	926
Other receivables and prepaid expenses, net (Note 3.c and Exhibit I)	2,053	15,385
Inventory (Note 3.d)	7,644	11,023
Equity investments, net (Exhibit C)	769,857	919,327
Other investments, net (Exhibit D)	148,870	155,457
Fixed assets, net (Exhibit A)	850,033	596,306
Intangible assets, net (Exhibit B)	9,513	23

Subtotal Non-Current Assets	1,788,865	1,698,447

Negative goodwill, net (Note 3.e)	(14,111)	—

Total Non-Current Assets	1,774,754	1,698,447

Total Assets	2,029,814	1,895,425

LIABILITIES
CURRENT LIABILITIES
Trade accounts payable (Note 3.f and Exhibit I)	66,569	45,592
Short-term debt (Note 3.g and Exhibit I)	144,547	196,175
Salaries and social security payable (Note 3.h and Exhibit I)	13,087	12,749
Taxes payable (Note 3.i and Exhibit I)	44,503	51,435
Customer advances (Note 3.j and Exhibit I)	77,396	41,165
Other liabilities (Note 3.k and Exhibit I)	36,102	2,278

Total Current liabilities	382,204	349,394

NON-CURRENT LIABILITIES
Trade accounts payable (Note 3.f and Exhibit I)	95	—
Long-term debt (Note 3.g and Exhibit I)	678,145	691,976
Taxes payable (Note 3.i and Exhibit I)	37,945	35,503
Customer advances (Note 3.j and Exhibit I)	68,181	34,455
Other liabilities (Note 3.k and Exhibit I)	26,896	15,575

Total debts	811,262	777,509

Provisions (Note 3.l and Exhibits E and I)	7,388	2,664

Total Non-Current Liabilities	818,650	780,173

Total Liabilities	1,200,854	1,129,567

SHAREHOLDERS’ EQUITY (per related statement)	828,960	765,858

Total Liabilities and Shareholders’ Equity	2,029,814	1,895,425

The accompanying notes and exhibits are an integral part of these financial statements.

Saúl Zang Vice-President I acting as President

ALTO PALERMO S.A. (APSA)

Statements of Income

For the fiscal years beginning on July 1, 2009 and 2008

and ended June 30, 2010 and 2009

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	06.30.10 (Notes 1 and 2)	06.30.09 (Notes 1 and 2)
Revenues:
Leases and services	421,626	242,608
Others	1,172	9,005

Total revenues	422,798	251,613

Costs:
Leases and services (Exhibit H)	(109,208)	(58,492)
Others (Exhibit F)	(328)	(5,989)

Total costs	(109,536)	(64,481)

Gross profit:
Leases and services	312,418	184,116
Others	844	3,016

Total gross profit	313,262	187,132

Selling expenses (Exhibit H)	(26,322)	(12,628)
Administrative expenses (Exhibit H)	(49,326)	(23,550)
Gain from recognition of inventories at net realizable value (Note 8.o))	1,162	—

Subtotal	(74,486)	(36,178)

Operating income	238,776	150,954

Net income (loss) on equity investees (Note 6)	34,317	(45,639)
Amortization of negative goodwill, net	961	—
Financial gain (loss) generated by assets:
Interest	10,738	9,504
Foreign currency exchange gain	(152)	7,134
Other holding results	4,401	785

Subtotal	14,987	17,423

Financial gain (loss) generated by liabilities:
Interest	(90,681)	(63,558)
Foreign currency exchange loss	(23,120)	(83,235)
Other financial expenses	(2,582)	22,638

Subtotal	(116,383)	(124,155)

Total financial results, net (Note 3.m)	(101,396)	(106,732)

Other income (expenses), net (Note 3.n)	(665)	1,741

Income before taxes	171,993	324

Income tax expense (Note 12)	(52,891)	(22,384)

Net income (loss) for the fiscal year	119,102	(22,060)

Basic net income (loss) per share (Note 3.o))	0.1523	(0.0282)

Diluted net income per share (Note 3.o))	0.0524	0.0057

The accompanying notes and exhibits are an integral part of these financial statements.

Saúl Zang Vice-President I acting as President

ALTO PALERMO S.A. (APSA)

Statements of Changes in Shareholders’ Equity

For the fiscal years beginning on July 1, 2009 and 2008

and ended June 30, 2010 and 2009

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Items	Shareholders’ contributions				Reserved earnings				Retained earnings	Shareholders’ equity
	Common stock (Note 4)	Inflation adjustment of common stock	Additional paid-in-capital	Total	Appraisal revaluation (Note 2.4)	Voluntary reserve for general purposes	Legal reserve (Note 13)	Reserve for new developments
Balances as of 06.30.08	78,206	84,621	522,805	685,632	3,953	—	16,092	62,509	79,970	848,156

Legal reserve - Shareholders Meeting as of 10.31.08	—	—	—	—	—	—	3,998	—	(3,998)	—
Dividends distribution - Shareholders Meeting as of 10.31.08	—	—	—	—	—	—	—	—	(60,238)	(60,238)
Reserve to free availability - Shareholders Meeting as of 10.31.08	—	—	—	—	—	15,734	—	—	(15,734)	—
Net loss for the year	—	—	—	—	—	—	—	—	(22,060)	(22,060)

Balances as of 06.30.09	78,206	84,621	522,805	685,632	3,953	15,734	20,090	62,509	(22,060)	765,858

Dividends distribution - Shareholders meeting as of 10.29.09	—	—	—	—	—	—	—	(56,000)	—	(56,000)
Loss absorption - Shareholders meeting as of 10.29.09	—	—	—	—	—	(15,734)	—	(6,326)	22,060	—
Net income for the year	—	—	—	—	—	—	—	—	119,102	119,102

Balances as of 06.30.10	78,206	84,621	522,805	685,632	3,953	—	20,090	183	119,102	828,960

The accompanying notes and exhibits are an integral part of these financial statements.

Saúl Zang Vice-President I acting as President

ALTO PALERMO S.A. (APSA)

Statements of Cash Flows (1)

For the fiscal years beginning on July 1, 2009 and 2008

and ended June 30, 2010 and 2009

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	06.30.10 (Notes 1 and 2)	06.30.09 (Notes 1 and 2)
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of the beginning of the year	15,353	171,036
Cash and cash equivalents as of the end of the fiscal year	39,685	15,353

Net increase (decrease) in cash and cash equivalents	24,332	(155,683)

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) for the fiscal year	119,102	(22,060)
Adjustments to reconcile net income (loss) to cash flows from operating activities:
Financial results	23,798	89,004
Income from barter transaction	—	(2,867)
Depreciation of fixed assets	80,759	45,939
Amortization of intangible assets	3,096	40
Charge of provision for contingencies	3,189	204
Amortization of negative goodwill, net	(961)	—
Gain on repurchase of Non Convertible Notes	—	(13,202)
Loss on fixed assets retired	298	266
Provision for Directors’ fees	8,980	240
Provision for tax on personal assets of shareholders	204	418
Recovery of provision for donations	—	(1,434)
(Income) loss on equity investees	(34,317)	45,639
Loss from derivative financial instruments	—	243
Gain from recognition of inventories at net realizable value	(1,162)	—
Allowance for doubtful accounts	7,101	3,794
Income tax	52,891	22,384
Changes in certain assets and liabilities, net of non-cash transactions and the effects of acquisition:
Increase in accounts receivable	(15,361)	(33,031)
Decrease (Increase) in other receivables and prepaid expenses	4,234	(26,465)
(Increase) Decrease in inventory	(1,112)	762
Increase in trade accounts payable	17,370	11,095
Increase (Decrease) in customer advances	22,517	(8,402)
Decrease in salaries and social security payable	(1,850)	(1,071)
(Decrease) Increase in taxes payable	(87,459)	15,232
(Decrease) Increase in other liabilities	(5,089)	7,924
Decrease in provisions	(590)	(2,243)
Decrease in accrued interest	(4,441)	(27,760)

Net cash provided by operating activities	191,197	104,649

Saúl Zang Vice-President I acting as President

ALTO PALERMO S.A. (APSA)

Statements of Cash Flows (Continued) (1)

For the fiscal years beginning on July 1, 2009 and 2008

and ended June 30, 2010 and 2009

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	06.30.10 (Notes 1 and 2)	06.30.09 (Notes 1 and 2)
CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease in investments	15,124	7,294
Acquisition of undeveloped parcels of land and other real estate	(3,066)	(4,040)
Payment for purchase of shares	(10,652)	—
Acquisition of fixed assets	(16,090)	(23,863)
Acquisition of intangible assets	(5,030)	—
Advances for sale of Tarshop S.A.’s shares	20,422	—
Increase in Arcos del Gourmet S.A. common stock	(873)	—
Advances for purchase of Arcos del Gourmet S.A.’s shares	(389)	—
Irrevocable contributions in related parties	(22,065)	(192,637)
Common stock, additional paid-in-capital and irrevocable contributions (Tarshop S.A.)	—	(165,000)
Loans granted to related parties	—	(14,630)
Collection of receivables from related parties	6,598	3,600
Payment of mortgage loans for acquisition of Beruti plot of land	(17,173)	—
Loans granted to third parties	—	(2,643)
Increase in cash from merger	3,592	—
Dividends collected	1,342	55,988

Net cash used in investing activities	(28,260)	(335,931)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of Non-Convertible Notes, net	79,782	—
Payment of Non-Convertible Notes	(39,799)	(19,883)
Cash paid for repurchase of Non-Convertible Notes	—	(12,764)
Payment of bank loans	(84,500)	—
Payment of seller financing of Mendoza Plaza Shopping S.A.	—	(9,090)
Payment of seller financing of Empalme S.A.I.C.F.A. y G.	—	(6,489)
Payment of loans for purchase of undeveloped parcels of land	—	(15,464)
Payment of loans granted by related parties	(7,243)	(6,489)
Payment of seller financing of Conil S.A.	(632)	—
Payment of seller financing of Arcos del Gourmet S.A.	(516)	—
Proceeds from related parties loans	12,556	79,263
Proceeds from short-term bank loans	39,500	50,500
Payment of loans	—	(5,500)
(Payment of) Proceeds from overdrafts	(81,753)	81,753
Payment of dividends	(56,000)	(60,238)

Net cash (used in) provided by financing activities	(138,605)	75,599

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	24,332	(155,683)

(1)	Includes cash and banks and investments (with a realization term not exceeding three months). See note 2.2.1

The accompanying notes and exhibits are an integral part of these financial statements.

Saúl Zang Vice-President I acting as President

ALTO PALERMO S.A. (APSA)

Statements of Cash Flows (Continued)

For the fiscal years beginning on July 1, 2009 and 2008

and ended June 30, 2010 and 2009

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	06.30.10	06.30.09
Supplemental cash flow information Cash paid during the year for:
– Interest	73,311	65,381
– Income tax	10,659	8,530
Non-cash activities:
– Decrease in other liabilities through a decrease in equity investments	6,782	64,646
– Increase in other receivables and prepaid expenses through a decrease in other liabilities	—	11,956
– Increase in inventory through a decrease in non-current investments	7,789	5,305
– Decrease in equity investments through an increase in other receivables and prepaid expenses	—	614
– Decrease in accounts receivable through an increase other receivables and prepaid expenses	—	10,297
– Offsetting of related parties accounts payable and receivable	—	13,535
– Financial cost charged to equity investments	—	78,891
– Increase in other receivables and prepaid expenses through a decrease in non-current investments	—	279
– Increase in goodwill through a decrease in non-current investments	12,563	—
– Increase in inventory through a decrease in fixed assets	290	—
– Increase in equity investments through an decrease in other receivables and prepaid expenses	5,242	—
– Increase in taxes payable through a decrease in equity investments	8,141	—
– Increase in Intangible assets through an increase in other liabilities	7,545	—
– Decrease in other receivables and prepaid expenses through a decrease in taxes payable	11,614	—
– Increase in fixed assets through a decrease in equity investments	27,919	—
– Increase in non-current investments through a decrease in other investments	2,254	—
– Decrease in other receivables and prepaid expenses through a decrease in short and long-term debt	1,310	—
– Increase in equity investments through an increase in short and long-term debt	14,754	—

Saúl Zang Vice-President I acting as President

ALTO PALERMO S.A. (APSA)

Statements of Cash Flows (Continued)

For the fiscal years beginning on July 1, 2009 and 2008

and ended June 30, 2010 and 2009

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	06.30.10	06.30.09
Merger of subsidiary company
– Investments	(1,958)	—
– Accounts receivable	(34,409)	—
– Inventory	(254)	—
– Other receivables and prepaid expenses	(2,230)	—
– Equity investments	(915)	—
– Fixed assets	(291,065)	—
– Goodwill	2,509	—
– Trade accounts payable	3,702	—
– Customer advances	47,440	—
– Salaries and social security payable	2,188	—
– Taxes payable	33,347	—
– Other liabilities	11,515	—
– Provisions	2,125	—

– Net asset value incorporated by merger not affecting cash	(228,005)	—

– Increase in cash from the merger	(3,592)	—

– Net asset value incorporated by merger	(231,597)	—

– Equity method prior to merger	231,597	—

– Value incorporated by merger	—	—

Saúl Zang Vice-President I acting as President

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements

For the fiscal years beginning on July 1, 2009 and 2008

and ended June 30, 2010 and 2009

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 1: PREPARATION OF THE FINANCIAL STATEMENTS

These financial statements are stated in thousands of pesos and have been prepared in accordance with accounting disclosure and valuation standards contained in the Technical Resolutions issued by the Argentine Federation of Professional Councils in Economic Sciences, approved with certain amendments by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, and in accordance with the resolutions issued by the National Securities Commission.

1.	Comparative information

The comparative information at June 30, 2009 included in these financial statements arise from the financial statements as of such date. Certain reclassifications of prior year information have been made to conform to the current fiscal year presentation.

As mentioned in Note 8.h), the merger between the Company and Shopping Alto Palermo S.A. has become effective for accounting purposes on July 1st, 2009. Due to the abovementioned, the balance sheet amounts as of June 30, 2010, are disclosed in a merged manner. Likewise, the Statement of operations includes and expenses merged as from the current fiscal year.

2.	Recognition of the effects of inflation

The financial statements have been prepared in constant Argentine pesos, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with professional accounting standards and the requirements of the control authorities, restatement of the financial statements was discontinued until December 31, 2001. As from January 1st, 2002, in accordance with professional accounting standards, recognition of the effects of inflation in these financial statements was reestablished, considering that the accounting measurements restated due to changes in the purchasing power of the currency until August 31, 1995 as well as those arising between that date and December 31, 2001 were stated in currency of the latter date.

On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that the financial statements for fiscal years ended as from that date must be stated in nominal currency. Consequently, in accordance with Resolution No. 441/03 issued by the National Securities Commission, the Company discontinued the restatement of its financial statements as from March 1st, 2003. This criterion is not in line with current professional accounting standards, which establish that the financial statements must be restated through September 30, 2003. However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the financial statements taken as a whole.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 1: (Continued)

The rate used for restatement of items in these financial statements until February 28, 2003 was the domestic whole revenue price index published by the National Institute of Statistic and Census.

3.	Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the fiscal year. The Management makes estimations to calculate at a certain moment, for example, the allowance for doubtful accounts, depreciation and amortization, the current value of the assets and liabilities acquired in business combinations, the recoverable value of assets, the income tax charge and the provision for contingencies. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements.

NOTE 2: MOST RELEVANT ACCOUNTING POLICIES

Below are the most relevant accounting standards used by the Company to prepare these financial statements:

1.	Cash and banks

Cash on hand was computed at nominal value.

2.	Investments

2.1.	Current investments

Mutual funds have been valued at quotation value at year – end.

Time deposits have been valued at the sum of money delivered at the time of the transaction plus the financial income earned in accordance with the internal rate of return defined at that time.

Government bonds and mortgage bonds have been valued at quotation value at year – end.

For the purposes of disclosing the Statement of Cash Flows, the Company considers all liquid investments originally maturing in or before three months as cash equivalents.

See the breakdown of current investments in Exhibit D.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 2: (Continued)

2.2.	Non-current investments

Equity investments in controlled and affiliated companies have been accounted for under the equity method based on the financial statements issued by such companies. Furthermore, it includes the higher price paid for the purchase of the shares and the goodwill originated in the various acquisitions of companies. See the breakdown of non-current investments in Exhibit C.

The accounting standards used by the controlled companies to prepare its financial statements are the same that the Company uses.

The values thus obtained do not exceed their respective recoverable values estimated at year - end.

The significant acquisitions of companies are booked under the “acquisition method” as established by Technical Resolution No. 18 and No. 21. This involves the identification and determination of current values of assets and liabilities acquired, which requires complex judgments and significant estimates.

2.3.	Undeveloped parcels of land

Those reserves to be used in the development of commercial centers, sale and/or improvements are valued at acquisition cost, restated in accordance with Note 1.2., or at the estimated market value, the lesser one.

The above mentioned reserves are transferred to inventories when its marketing is decided or to fixed assets when they are assigned to construction.

The values thus obtained do not exceed their respective recoverable values estimated at year - end.

See the breakdown of investments in underveloped parcels of land in Exhibit D.

3.	Inventory

Inventories in general have been valued at original cost. Values thus obtained do not exceed their respective recoverable values estimated at the year-end.

Inventories on which price-fixing prepayments were received and the contractual conditions of the transaction ensure the effective conclusion of the sale and the income, are valued at net realizable value. The result arising from such valuation is disclosed in “Gain from recognition of inventories at net realizable value” in the Statement of Operations.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 2: (Continued)

The Company has the right to receive units to be constructed with respect to the barters subscribed with Condominios del Alto S.A. (Note 8.d)). This right has been valued in accordance with the accounting measurement criterion of inventories to receive (the price established in the respective title deeds).

4.	Fixed assets

Properties purchased or constructed for rental purposes are classified as fixed assets.

Fixed assets have been valued at acquisition or construction cost, adjusted for inflation, as mentioned in Note 1.2., less accumulated depreciation and the corresponding allowances for impairment, when applicable.

Fixed assets include Ps. 3,953 disclosed at those values resulting from the appraisal revaluation carried out by professional independent experts. The difference arising from the technical value and the restated residual value has been included in the account “Appraisal revaluation” disclosed in the shareholders’ equity. The appraisal revaluation reserve will be reversed with a balancing entry in net result for the year once the plot of land is available or its value decreases. Although the valuation criterion is not allowed by current accounting standards, by applying transition standards, as assets were appraised before current accounting standards became effective, not reversing the revaluation originally recognized is allowed.

As an integral part of fixed assets costs, the Company capitalizes interest costs generated by third party financing for the construction of long-term projects, until the date they are in a condition to start-up.

Depreciation expenses are calculated using the straight-line method over the estimated useful life assigned to the assets, using the criterion of full month of addition. The useful life assigned to fixed assets is revised periodically. Depreciation rates are shown in Exhibit A.

The value of the fixed assets, in the aggregate, does not exceed their estimated recoverable value at year - end.

5.	Intangible assets

Intangible assets have been valued at cost, adjusted for inflation, as mentioned in Note 1.2., net of accumulated amortization. See the breakdown of intangible assets in Exhibit B.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 2: (Continued)

5.1.	Trademarks

Trademarks represent fees and expenses related to their registration.

5.2.	Non-compete agreement

These expenses are amortized on a straight-line basis over a twenty eight-month period starting upon December 1st, 2009.

The net carrying value of the intangible assets does not exceed its estimated recoverable value at year – end.

6.	Goodwill

6.1.	Goodwill

Goodwill represents the excess of acquisition cost above the market value of net assets from subsidiaries at the equity percentage acquired. Goodwill has been restated as mentioned in Note 1.2. and is amortized over a term of up to 12 years.

Net value of goodwill generated by acquiring interests in companies has been disclosed in equity investments, net (Exhibit C). Amortization have been classified in Net income (loss) on equity investees in the Statements of Operations.

Values thus obtained do not exceed their respective recoverable values estimated at the year-end.

6.2.	Negative goodwill

Negative goodwill represents the excess of market value of net assets from subsidiaries at the equity percentage acquired above the acquisition cost. Negative goodwill has been restated as mentioned in Note 1.2. and is amortized over a term of up to 19 years.

Net value of negative goodwill generated by acquiring interests in companies has been disclosed in equity investments, net (Exhibit C), except for negative goodwill corresponding to Empalme S.A.I.C.F.A. y G. and Mendoza Plaza Shopping S.A., which are disclosed in the negative goodwill account (Note 3.e)), due to the merge of the Company with Shopping Alto Palermo S.A. (see Note 8.h)), company which had been merged with such companies as from January 1st, 2009.

Amortization of negative goodwill disclosed in equity investments is shown in Net income (loss) on equity investees in the Statements of Operations, while the amortization of negative goodwill corresponding to Empalme S.A.I.C.F.A. y G. and Mendoza Plaza Shopping S.A. is shown in Amortization of goodwill in the Statements of Operations.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 2: (Continued)

7.	Monetary assets and liabilities

Monetary assets and liabilities are stated at their face value plus or minus, as it corresponds, financial gain or loss.

8.	Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currency are translated at the exchange rate prevailing at each fiscal year – end.

The detail of the assets and liabilities in foreign currency is disclosed in the Exhibit G.

9.	Accounts receivable and trade accounts payable

Accounts receivable and trade accounts payable have been valued at nominal value. Values thus obtained do not significantly defer from those that may have been obtained if valued at values representative of the cash price estimated at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at that moment.

10.	Financial receivables and payables

Financial receivables and payables have been valued at their nominal value plus accrued interest at year – end. Values thus obtained do not significantly defer from those that may have been obtained if they had been valued at the amount deposited and collected, respectively, net of operating costs, plus financial results accrued based on the internal rate estimated at the moment of their initial recognition. Arm’s length transactions not containing interests are disclosed at current value at each fiscal year – end.

11.	Other receivables and liabilities

Sundry receivables and payables were valued at their nominal value plus financial charges accrued at each fiscal year – end, when applicable. Values thus obtained do not significantly defer from those that may have been obtained if they had been valued based on the best estimate possible of the amount receivable and payable, respectively, discounted using a rate that reflects the time value of money and the specific risks of the transaction estimated when added to assets and liabilities, respectively.

Customer advances have been valued at the amounts collected.

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 2: (Continued)

12.	Balances corresponding to financial transactions and sundry receivables and payables with related parties

Receivables and payables with related parties generated by financial transactions and other sundry transactions have been valued in accordance with the terms agreed by the parties.

13.	Allowances and provisions

•

For doubtful accounts/doubtful mortgage receivables: set up based on an individual analysis for recoverability of the loan portfolio. The opinion of the Company’s legal counsel has been taken into account in estimating the amounts and probability of occurrence.

•	For impairment of assets: The Company analyzes the recoverability of its assets when there are facts or circumstances which might indicate that the accounting value exceeds its recoverable value.

•

For contingencies: set up to cover contingencies that could give rise to obligations to the Company. The opinion of the Company’s legal counsel has been taken into account in estimating the amounts and probability of occurrence. Furthermore, insurance hedge taken out by the Company has also been considered.

At the date of issuance of these financial statements, Management’s opinion is that there are no elements to foresee other potential contingencies having a negative impact on these financial statements.

Increases and decreases in allowances for the fiscal years ended June, 30 2010 and 2009 are detailed in Exhibit E.

14.	Income tax

The Company has recognized the charge for income tax by the deferred tax method, recognizing timing differences between measurements of accounting and tax assets and liabilities. See Note 12.

To determine deferred assets and liabilities, the tax rate expected to be in effect at the time of reversal or use has been applied to timing differences identified and tax loss carry-forwards, considering the legal regulations approved at the date of issuance of these financial statements.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 2: (Continued)

15.	Minimum Presumed Income Tax (MPIT)

The Company calculates MPIT by applying the current 1% rate on computable assets at year - end. This tax complements income tax. The Company’s tax obligation in each year will equal the higher of the two taxes. However, if MPIT exceeds income tax in a given period, that amount in excess will be computable as payment on account of income tax arising in any of the following ten years.

The Company has recognized the MPIT accrued over the year and paid in previous years as a credit, as it estimates that in futures years, it may be computed towards paying income tax.

16.	Derivative financial instruments

Assets and/or liabilities originated from derivative financial instruments operations are related to forward and sale contracts of foreign currency and have been valued at net realizable value and/or at estimated settlement cost at year - end.

Differences arising during the fiscal year from applying the detailed measurement criterion have been recognized, as it corresponds, in Financial gain (loss) generated by assets/liabilities.

17.	Shareholders’ equity

Changes in shareholders’ equity accounts have been restated as mentioned in Note 1.2.

The “Common Stock” account has been stated at historical nominal value. The difference between the value restated in constant pesos and the historical nominal value has been disclosed in the account “Inflation adjustment of common stock” in the Statements of Changes in Shareholders’ Equity.

The appraisal revaluation reserve account corresponds to the greater value of fixed assets generated by computation of the technical appraisals mentioned in Note 2.4.

18.	Revenue recognition

18.1.	Revenues from admission rights, leases and services

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of: (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail revenues (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross revenues).

Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 7% and 12% each year during the term of the lease. Minimum rental income is recognized on the accrued criteria.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 2: (Continued)

Certain lease agreements contain provisions, which provide for rents based on a percentage of revenues or based on a percentage of revenues volume above a specified threshold. The Company determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

Generally, the Company’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

Additionally, the Company charges its tenants a monthly administration fee related to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers’ operations. The administration fee is prorated among the tenants according to their leases, which varies from shopping center to shopping center. Administration fees are recognized monthly when earned.

In addition to rent, tenants are generally charged “admission rights”, a non-refundable admission fee that tenants may be required to pay upon entering into a lease or upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized using the straight-line method over the life of the respective lease agreements.

18.2.	Revenues and development properties

The Company records revenue from the sale of properties when all of the following criteria are met:

1.	The sale has been consummated.
2.	Sufficient evidence exists to demonstrate the buyer’s payment ability and intention.
3.	The Company’s receivable is not subject to future subordination.
4.	The Company has transferred the property to the buyer.

19.	Results for the year

Charges for assets used (higher investment value amortization, cost of real property, depreciation of fixed assets and amortization of intangible assets) were valued at the amount recorded for those assets.

Other results for the year are presented at their nominal value.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 3: BREAKDOWN OF THE MAIN CAPTIONS

The breakdown of the main captions is as follows:

a)	Cash and banks:

	06.30.10	06.30.09
Cash in local currency	263	196
Cash in foreign currency (Exhibit G)	96	51
Bank accounts in local currency	3,157	5,323
Bank accounts in foreign currency (Exhibit G)	14,687	2,078

Total cash and banks	18,203	7,648

b)	Accounts receivable, net:

	06.30.10	06.30.09
Current
Checks to be deposited	51,843	24,985
Leases and services receivable (Exhibit G)	41,334	30,429
Related parties (Note 5) (Exhibit G)	40,741	34,683
Debtors under legal proceedings	29,782	18,915
Pass-through expenses receivable	17,323	19,654
Notes receivable (Exhibit G)	2,256	1,491
Mortgages receivable Torres of Abasto	563	518
Credit cards receivable	90	1,159
Allowance for doubtful accounts (Exhibit E)	(34,935)	(25,537)

Total	148,997	106,297

Non-current
Leases and services receivable (Exhibit G)	417	—
Notes receivable (Exhibit G)	324	734
Mortgages receivable Torres of Abasto	154	192

Total	895	926

Total accounts receivable, net	149,892	107,223

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 3: (Continued)

c)	Other receivables and prepaid expenses, net:

	06.30.10	06.30.09
Current
Related parties (Note 5) (Exhibit G)	32,258	33,701
Prepaid expenses (Exhibit G)	14,250	8,873
Other tax credits – Gross revenue tax	2,227	308
Prepaid services	894	747
Prepaid gross revenue tax	678	369
Other tax credits	425	474
Other prepaid taxes	365	191
Guarantee deposits (i)	80	90
Value Added Tax (VAT)	—	22
Income tax credit	—	11,614
Loans granted (Note 8.a) and Exhibit G)	—	4,455
Others	—	104

Total	51,177	60,948

Non-current
Mortgage receivables	2,208	2,208
Prepaid gross revenue tax	730	423
Prepaid expenses	1,323	—
MPIT	—	8,446
Related parties (Note 5)	—	4,680
Allowance for doubtful mortgage receivable (Exhibit E)	(2,208)	(2,208)
Others	—	1,836

Total	2,053	15,385

Total other receivables and prepaid expenses, net	53,230	76,333

(i)	Includes deposits which are restricted (see Note 7.a)).

d)	Inventory:

	06.30.10	06.30.09
Current
Rosario plot of land (Note 8.o.ii))	8,728	—
Torres Rosario (Note 8.d))	3,379	—
Carlos Gardel plot of land	1,698	—
Resale merchandise	405	285
Others	61	—

Total	14,271	285

Non-current
Torres Rosario under construction (Note 8.d))	7,644	11,023

Total	7,644	11,023

Total inventory	21,915	11,308

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 3: (Continued)

e)	Negative goodwill, net:

	06.30.10	06.30.09
Empalme S.A.I.C.F.A. y G.	(8,450)	—
Mendoza Plaza Shopping S.A.	(5,661)	—

Total negative goodwill, net	(14,111)	—

f)	Trade accounts payable:

	06.30.10	06.30.09
Current
Accruals (Exhibit G)	31,867	15,024
Related parties (Note 5) (Exhibit G)	20,005	20,639
Suppliers (Exhibit G)	14,569	9,298
Others	128	631

Total	66,569	45,592

Non-current
Suppliers	95	—

Total	95	—

Total trade accounts payable	66,664	45,592

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 3: (Continued)

g)	Short-term and long-term debt:

	06.30.10	06.30.09
Current
– Banks
Overdrafts	—	81,753
Banco Nación (i)	—	30,000
Banco Ciudad (ii)	—	15,000
Accrued bank interests	—	1,364

Subtotal	—	128,117

– Financial
Non-Convertible Notes (Notes 5 and 9.b)) (Exhibit G)	121,336	39,759
Accrued interest on Non-Convertible Notes (Notes 5 and 9.b)) (Exhibit G)	6,597	5,456
Seller financing - Arcos del Gourmet S.A. (Note 8.a) and Exhibit G)	9,511	—
Accrued interest on Convertible Notes (Notes 5 and 9.a)) (Exhibit G)	8,291	7,959
Deferred debt costs	(1,188)	(833)
Mortgage loans for acquisition of Beruti plot of land (Note 8.e) and Exhibit G)	—	15,626
Others	—	91

Subtotal	144,547	68,058

Total	144,547	196,175

Non-current
– Financial
Non-Convertible Notes (Notes 5 and 9.b)) (Exhibit G)	491,831	516,191
Convertible Notes (Notes 5 and 9.a)) (Exhibit G)	185,653	179,324
Deferred debt costs	(2,930)	(3,539)
Seller financing - Arcos del Gourmet S.A. (Note 8.a) and Exhibit G)	3,591	—

Total	678,145	691,976

Total short-term and long-term debt	822,692	888,151

(i)	Related to a loan borrowed from Banco de la Nación Argentina, for a 180-day term, due on March 8, 2010. Such loan was cancelled during this fiscal year.
(ii)	Related to the loan borrowed from Banco de la Ciudad de Buenos Aires, for a 180-day term, due on January 25, 2010. Such loan was cancelled during this fiscal year.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 3: (Continued)

h)	Salaries and social security payable:

	06.30.10	06.30.09
Provision for vacation and bonuses	10,878	10,434
Social security payable	1,982	2,032
Others	227	283

Total salaries and social security payable	13,087	12,749

i)	Taxes payable:

	06.30.10	06.30.09
Current
Provision for income tax, net	32,817	—
Value Added Tax (VAT) payable, net	5,504	5,597
Gross revenue tax withholdings	2,470	1,200
Tax amnesty plan for income tax payable	1,502	934
Income tax withholdings	844	828
Provision for gross revenue tax	721	650
Tax amnesty plan for gross revenue tax payable	332	309
Provision for tax on personal assets of Shareholders	167	418
Other taxes payable	144	90
Other tax withholdings	2	1
MPIT	—	8,446
Tax payment facilities plan for Value Added Tax (VAT) payable	—	20,946
Tax payment facilities plan for income tax payable	—	12,016

Total	44,503	51,435

Non-current
Tax amnesty plan for income tax payable	18,447	14,239
Deferred income tax (Note 12)	18,530	19,963
Tax amnesty plan for gross revenue tax payable	968	1,301

Total	37,945	35,503

Total taxes payable	82,448	86,938

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 3: (Continued)

j)	Customer advances:

	06.30.10	06.30.09
Current
Admission rights	42,175	24,604
Lease advances (Note 17.a))	17,610	9,018
Customer advances (Note 8.o)) (Exhibit G)	15,402	5,722
Guarantee deposits (Exhibit G)	1,807	1,821
Related parties (Note 5)	402	—

Total	77,396	41,165

Non-current
Admission rights	45,530	28,172
Lease advances (Note 17.a))	22,651	6,283

Total	68,181	34,455

Total customer advances	145,577	75,620

k)	Other liabilities:

	06.30.10	06.30.09
Current
Advance for sale of Tarshop S.A.’s shares (Note 8.m.iii) and Exhibit G)	21,070	—
Provision for Directors’ fees, net of advances (Note 5)	8,980	240
Debt with former minority shareholder of Tarshop S.A. (Exhibit G)	3,529	—
Contributed leasehold improvements (Note 17.b))	462	157
Withholdings and guarantee deposits	439	373
Related parties (Note 5)	67	683
Equity investments (Note 8.ñ.)) and (Exhibit C)	961	—
Derivative financial instruments (Note 5)	—	243
Below market leases	11 583	— 582
Others

Total	36,102	2,278

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 3: (Continued)

	06.30.10	06.30.09
Non-current
Related parties (Note 5)	13,919	15,341
Contributed leasehold improvements (Note 17.b))	9,502	222
Debt with former minority shareholder of Tarshop S.A. (Exhibit G)	3,322	—
Below market leases	141	—
Directors’ guarantee deposits (Note 5)	12	12

Total	26,896	15,575

Total other liabilities	62,998	17,853

l)	Provisions:

	06.30.10	06.30.09
Non-current
Provision for contingencies (Exhibit E)	7,388	2,664

Total provisions	7,388	2,664

m)	Financial results, net:

	06.30.10	06.30.09
Generated by assets:
Interest income from past-due receivables	6,506	4,152
Mortgage loans interest Torres de Abasto	56	73
Results from financial investments (Note 5)	3,734	4,418
Other interest	442	861

Subtotal interest	10,738	9,504

Foreign currency exchange gain	(152)	7,134

Other holding results	4,401	785

Financial gain generated by assets	14,987	17,423

Generated by liabilities:
Financial expenses (Note 5)	(82,433)	(58,472)
Other interest	(14)	(35)

Interest on taxes payable	(8,234)	(5,051)

Subtotal interest	(90,681)	(63,558)

Foreign currency exchange loss	(23,120)	(83,235)

(Loss) gain from derivative financial instruments (Note 5 and 11)	(2,582)	9,436
Gain from repurchase of Non Convertible Notes	—	13,202

Subtotal other financial expenses	(2,582)	22,638

Financial loss generated by liabilities	(116,383)	(124,155)

Total financial results, net	(101,396)	(106,732)

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 3: (Continued)

n)	Other income (expenses), net:

	06.30.10	06.30.09
Recovery of provisions	9	—
Tax on personal assets of Shareholders (Note 5)	(204)	(492)
Recovery of doubtful recoverable expenses	—	12
Recovery of provision for donations (Note 5)	19	1,434
Recovery of contingencies, net	—	829
Others	(489)	(42)

Total other income (expenses), net	(665)	1,741

o)	Earnings (loss) per share:

Below is reconciliation between the weighted-average number of ordinary shares outstanding and the weighted-average number of diluted ordinary shares (in thousands). The latter has been determined assuming the number of additional ordinary shares that would have been outstanding if the holders had exercised their right to convert Convertible Notes into ordinary shares at the beginning of the year.

	06.30.10 (in thousands)	06.30.09 (in thousands)
Weighted-average outstanding shares	782,064	782,064
Weighted-average diluted ordinary shares	2,575,309	2,210,709

Below is a reconciliation between net income (loss) for the years and the net income (loss) used as basis for calculation of the basic and diluted earnings (loss) per share.

	06.30.10	06.30.09
Net income (loss) for calculation of basic earnings (loss) per share	119,102	(22,060)
Interest – Convertible Notes	18,097	16,791
Foreign currency exchange loss on Convertible Notes	6,329	36,460
Income tax	(8,549)	(18,638)

Net income for calculation of diluted earnings per share	134,979	12,553

Basic net earnings (loss) per share	0.1523	(0.0282)
Diluted net earnings per share	0.0524	0.0057

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4: COMMON STOCK

As of June 30, 2010, the capital stock consisted of 782,064,214 common shares with a par value of Ps. 0.1 per share entitled to one vote each and was as follows:

	Par Value	Approved by		Date of record with the Public Registry of Commerce
		Body	Date
Shares issued for cash	1	Extraordinary Shareholders’ Meeting	10.29.87	12.29.87
Shares issued for cash	1	Extraordinary Shareholders’ Meeting	10.26.88	12.29.88
Shares issued for cash	38	Extraordinary Shareholders’ Meeting	10.25.89	02.05.90
Shares issued for cash	9,460	Ordinary and Extraordinary Shareholders’ Meeting	08.31.95	03.15.96
Shares issued for cash	16,000	Ordinary and Extraordinary Shareholders’ Meeting	10.29.96	05.15.98
Shares issued for cash	38,000	Ordinary and Extraordinary Shareholders’ Meeting	03.10.98	10.21.99
Shares issued for cash	6,500	Ordinary and Extraordinary Shareholders’ Meeting	08.06.99	05.07.02
Shares issued for cash	8,206	(*)

	78,206

(*)	Capital subscribed in connection with the conversion of convertible notes. See Note 9. a).

On November 9, 2000, the U.S. Securities and Exchange Commission (SEC) authorized the public offering of the shares in the U.S. Additionally, the NASDAQ authorized the quotation of the ADRs (American Depository Receipt) on the U.S. market as from November 15, 2000.

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 5: BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The following is a summary of the balances and transactions with related parties:

Company	06.30.2010
	Current investments	Accounts receivable,net – Current	Other receivables and prepaid expenses, net – Current	Trade accounts payable – Current	Customer advances – Current	Short-term debt	Long-term debt	Other liabilities–Current	Other liabilities – Non current
Arcos del Gourmet S.A. (2)	—	501	—	—	—	—	—	—	—
Banco Hipotecario S.A. (3)	242	350	—	—	(343)	—	—	—	—
Cactus S.A. (4)	—	17	—	(3)	—	—	—	—	—
Canteras Natal Crespo S.A. (8)	—	2	—	—	—	—	—	—	—
Conil S.A. (2)	—	36	—	—	—	—	—	—	—
Consultores Assets Management S.A. (5)	—	3	—	(5)	—	—	—	—	—
Cresud S.A.C.I.F. y A. (7)	—	1,161	4,854	(16,232)	—	(215)	(19,655)	—	—
Cyrsa S.A. (8)	—	146	—	(206)	—	—	—	—	—
Directors	—	2	5	—	—	(3)	(68)	(8,980)	(12)
Emprendimiento Recoleta S.A. (2)	—	1,219	—	(729)	—	(12,206)	—	—	—
Estudio Zang, Bergel y Viñes (9)	—	—	—	(238)	—	—	—	—	—
Fibesa S.A. (2)	—	1,293	—	—	—	—	—	(45)	(13,919)
Fundación IRSA (5)	—	3	—	—	—	—	—	—	—
Futuros y Opciones S.A. (1)	—	7	—	(6)	—	—	—	—	—
IRSA Interntacional LLC (6)	—	—	47	—	—	—	—	—	—
IRSA Inversiones y Representaciones Sociedad Anónima (10)	—	3,729	—	(2,163)	(59)	(20,720)	(293,890)	—	—
Llao llao Resorts S.A. (6)	—	10	—	(40)	—	—	—	—	—
Museo de los Niños (5)	—	1,083	—	(5)	—	—	—	—	—
Nuevas Fronteras S.A (6).	—	—	—	(6)	—	—	—	—	—
Panamerican Mall S.A. (2)	—	27,439	—	(272)	—	—	—	(22)	—
Parque Arauco S.A. (10)	—	—	—	—	—	(2,716)	(60,822)	—	—
Personnel	—	—	1,391	—	—	—	—	—	—
Shopping Neuquén S.A. (2)	—	22	—	—	—	—	—	—	—
Tarshop S.A. (2)	—	3,718	25,961	(100)	—	—	—	—	—

Total	242	40,741	32,258	(20,005)	(402)	(35,860)	(374,435)	(9,047)	(13,931)

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE5:	(Continued)

	06.30.2009
	Accounts receivable,net – Current	Other receivables and prepaid expenses, net – Current	Other receivables and prepaid expenses, net – Non current	Trade accounts payable– Current	Short-term debt	Long-term debt	Other liabilities –Current	Other liabilities – Non current
Agropecuaria Anta S.A. (1)	—	—	—	(1)	—	—	—	—
Banco Hipotecario S.A. (3)	1	—	—	—	—	—	—	—
Cactus S.A. (4)	13	—	—	(3)	—	—	—	—
Comercializadora Los Altos S.A. (11)	1,673	37	—	—	—	—	—	(9,444)
Consorcio de Propietarios Libertador 498 (5)	10	—	—	(1)	—	—	—	—
Consultores Assets Management S.A. (5)	—	—	—	(5)	—	—	—	—
Cresud S.A.C.I.F. y A. (7)	4,326	—	—	(3,496)	(208)	(18,985)	(243)	—
Cyrsa S.A. (8)	123	—	—	(200)	—	—	—	—
Directors	—	18	—	—	(1)	(65)	(240)	(12)
E-Commerce Latina S.A. (6)	3	—	—	—	—	—	—	—
Emprendimiento Recoleta S.A. (2)	1,825	—	—	(320)	—	—	(678)	—
Estudio Zang, Bergel y Viñes (9)	—	—	—	(138)	—	—	—	—
Fibesa S.A. (2)	251	5	—	(5)	—	—	—	(5,897)
Fundación IRSA (5)	1	—	—	—	—	—	—	—
Futuros y Opciones S.A. (1)	5	—	—	(6)	—	—	—	—
Inversiones Ganaderas S.A. (1)	—	—	—	(1)	—	—	—	—
Inversora Bolívar S.A. (6)	41	—	—	(2,347)	—	—	—	—
IRSA Inversiones y Representaciones Sociedad Anónima (10)	3,860	6,580	—	(10,247)	(6,962)	(271,034)	—	—
Museo de los Niños (5)	792	—	—	(5)	—	—	—	—
Nuevas Fronteras S.A. (6)	—	—	—	(6)	—	—	—	—
Panamerican Mall S.A. (2)	10,345	—	—	(282)	—	—	(5)	—
Parque Arauco S.A. (10)	—	—	—	—	(2,609)	(58,749)	—	—
Personnel	—	773	—	—	—	—	—	—
Rummaala S.A. (14)	1	—	—	—	—	—	—	—
Shopping Alto Palermo S.A. (12)	8,184	3,253	4,680	(3,495)	—	—	—	—
Shopping Neuquén S.A. (2)	28	—	—	—	—	—	—	—
Tarshop S.A. (2)	3,201	23,035	—	(81)	—	—	—	—

Total	34,683	33,701	4,680	(20,639)	(9,780)	(348,833)	(1,166)	(15,353)

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 5:(Continued)

Company	06.30.2010
	Income from leases	Other revenues	Administrative expenses	Financial gain generated by assets	Financial loss generated by liabilities	Other income (expenses), net	Shared services - salaries and bonuses
Shareholders	—	—	—	—	—	(204)	—
Arcos del Gourmet S.A. (2)	—	352	—	560	—	—	—
Cresud S.A.C.I.F. y A. (7)	—	—	—	—	(4,100)	—	(16,254)
Directors	—	—	(21,840)	—	(9)	—	—
Emprendimiento Recoleta S.A. (2)	—	144	—	—	(960)	—	—
Estudio Zang, Bergel y Viñes (9)	—	—	(1,621)	—	—	—	—
Fibesa S.A. (2)	—	162	—	—	(1,511)	—	—
Fundación IRSA (5)	—	—	—	—	—	19	—
IRSA Inversiones y Representaciones Sociedad Anónima (10)	—	—	(3,472)	—	(37,869)	—	547
Panamerican Mall S.A. (2)	—	5,427	—	—	—	—	—
Parque Arauco S.A. (10)	—	—	—	—	(8,049)	—	—
Personnel	—	—	—	—	—	—	—
Tarshop S.A. (2)	919	—	—	2,926	—	—	52

Total	919	6,085	(26,933)	3,486	(52,498)	(185)	(15,655)

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 5: (Continued)

Company	06.30.2009
	Income from leases	Other revenue	Administrative expenses	Selling expenses	Financial loss generated by liabilities	Financial gain generated by assets	Other income (expenses), net	Shared services - salaries and bonuses	Recovery of expenses and services
IRSA Inversiones y Representaciones Sociedad Anónima (10)	—	—	—	—	(50,277)	—	—	(2,117)	—
Parque Arauco S.A. (10)	—	—	—	—	(17,473)	—	—	—	—
Tarshop S.A. (2)	829	—	—	—	—	2,219	—	220	—
Fibesa S.A. (2)	—	120	—	—	(259)	—	—	—	—
Cresud S.A.C.I.F. y A. (7)	—	—	—	—	(2,677)	—	—	896	—
Directors	—	—	(1,398)	—	(11)	—	—	—	—
Personnel	—	—	—	—	—	61	—	—	—
Fundación IRSA (5)	—	—	—	—	—	—	1,434	—	—
Mendoza Plaza Shopping S.A. (13)	—	—	—	—	(30)	—	—	—	—
Comercializadora Los Altos S.A. (11)	—	42	—	(393)	(537)	—	—	—	1,608
Shopping Alto Palermo S.A. (12)	—	8,769	—	—	(1,723)	873	—	—	—
Empalme S.A.I.C.F.A. y G. (13)	—	—	—	—	—	3	—	—	—
Inversora Bolívar S.A. (6)	—	—	(3,382)	—	—	—	—	—	—
Estudio Zang, Bergel y Viñes (9)	—	—	(1,625)	—	—	—	—	—	—
Directors of Banco Hipotecario S.A. (3)	—	—	—	—	(8)	—	—	—	—
Shareholders	—	—	—	—	—	—	(492)	—	—
Emprendimiento Recoleta S.A. (2)	—	144	—	—	—	—	—	—	—
Panamerican Mall S.A. (2)	—	709	—	—	—	—	—	—	1,486

Total	829	9,784	(6,405)	(393)	(72,995)	3,156	942	(1,001)	3,094

1.	Subsidiary of Cresud S.A.C.I.F. y A.
2.	Subsidiary.
3.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima.
4.	Equity investee of Cresud S.A.C.I.F. y A.
5.	Related to IRSA Inversiones y Representaciones Sociedad Anónima.
6.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima.
7.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima.
8.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima.
9.	Related to the Board of Directors.
10.	Shareholder.
11.	Merged into Fibesa S.A. as from July 1st, 2009.
12.	Merged into the Company as from July 1st, 2009,
13.	Merged into Shopping Alto Palermo S.A. as from January 1st, 2009.
14.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima (merged into Cyrsa S.A. as from October 1st, 2009).

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 6: NET INCOME (LOSS) ON EQUITY INVESTEES

The breakdown of the net income (loss) on equity investees is the following:

	06.30.10	06.30.09
Income (loss) on equity investees	40,737	(41,621)
Amortization of goodwill and higher values	(6,420)	(4,018)

Total	34,317	(45,639)

NOTE 7: RESTRICTED ASSETS AND DEPOSIT GRANTED

The Company owns the following restricted assets:

a)	As of June 30, 2010, in other current receivables and prepaid expenses, the Company has deposits that are restricted due different court attachments. (See note 3.c)).

b)

As regards the case “Alto Palermo S.A. (APSA) with Dirección General Impositiva in re: Appeal”, Case file No. 25.030-I, currently heard by Room A, Office of the 3rd Nomination, the property located at Av. Olegario Andrade 367, Caballito, Buenos Aires City has been encumbered, and its value as of June 30, 2010 amounts to Ps. 36,745 (disclosed in other Non-current investments- Undeveloped parcels of land). (See Exhibit D).

c)	As regards the case styled “Case File N° 88.390/03 with María del Socorro Pedano; for Tres Ce S.A. o Alto Palermo S.A. (APSA)”, the building located at Av. Virrey Toledo 702, Salta, has been encumbered for an amount of Ps. 180 (disclosed in Fixed assets). (See Exhibit A).

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 7: (Continued)

d)	Guarantee Tarshop S.A. On May 13, 2009, the Board of Directors of Alto Palermo S.A. (APSA) resolved to approve that the Company stands as surety before Banco Itaú for the payment of emerging obligations for Tarshop S.A. as regards the organization of a new financial trust with such bank for up to a maximum amount equivalent to 10% of the face value of VDF’s (trust debt securities) subscribed by Banco Itaú. The total maximum amount of this surety stands at Ps. 5,000 and extends through the actual settlement of VDF’s. Likewise, it was resolved that the Company assumes the obligation to act as Substitute Manager in the eventual case that Tarshop S.A. were removed from its function as Manager under the trust agreement.

e)	As regards the barter commitment described in Note 8.f) the delivery and title deed of Air space Coto is compromised. (See Exhibit D).

f)	The fixed assets account include the multiplex cinema building in the Córdoba Shopping Villa Cabrera, which is encumbered by an antichresis to secure the financial payable carried by Empalme S.A.I.C.F.A. y G. (merged into Shopping Alto Palermo S.A. as from January 1st, 2009) with NAI INTERNATIONAL ll Inc. (See Note 17.a)).

NOTE 8: ACQUISITION, ORGANIZATION AND RESTRUCTURING OF BUSINESS AND REAL ESTATE PROPERTY

a)	Acquisition of Arcos del Gourmet S.A.’s shares

During August 2007, the Company exercised an option for the subscription of shares of Arcos del Gourmet S.A., a company owner of a concession granted by the Goods Administration´s National Organization (ONABE).

The price of the option was fixed in USD 0.6 million and it has been fully cancelled. As of June 30, 2009 the option has been accounted for in other Non-Current Investment – Advances for purchase of shares (Exhibit D).

On November 27, 2009, Alto Palermo S.A. acquired 7,916,488 shares of common stock with a face value of Ps. 1, entitled to 1 vote each, representing 80% of the common stock.

The price agreed upon for 40% of acquired shares was fixed at USD 4.3 million, out of which the amount of USD 0.3 million has been settled as part of the option price; USD 2 million was paid upon executing the share purchase agreement and the remaining balance shall be paid in two equal annual installments, falling due on November 27, 2010 and November 27, 2011.

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 8: (Continued)

For the remaining 40% of shares, price was fixed at (i) USD 0.8 million, plus (ii) 20% of the investment required to develop the project. Out of the price indicated in (i), USD 0.3 million has been settled as part of the option price and USD 0.5 million was paid after the Shareholders’ Meeting approved the capital increase of Arcos del Gourmet S.A. for USD 2.7 million. The portion of the price indicated in (ii) shall be paid upon the possible capital increase required to develop the project, which should be approved by the respective authorities and as agreed by the parties, up to USD 6.9 million.

A Consultative Opinion request was filed with the Argentine Competition Defense Commission, still pending resolution, seeking to issue an opinion on the obligation or lack thereof to notify the sale.

On February 17, 2010, Arcos del Gourmet S.A. held a shareholders’ meeting that approved a capital increase of USD 2.7 million, equivalent to Ps. 10.4 million. Consequently, 3,515,545 registered nonendorsable shares of common stock will be issued, with a face value of Ps. 1 and entitled to one vote per share, with a subscription price of Ps. 2.9622 per share, of which Ps. 1 is the face value and Ps. 1.9622 is additional paid-in capital, of which APSA is entitled to 80% thereof.

On May 7, 2010, two share subscription agreements were executed establishing that such amount will be paid in as follows: (i) capitalizing of loans for Ps. 5.6 million, (ii) capitalizing receivables from APSA for Ps. 0.9 million, (iii) capitalizing irrevocable contributions for Ps. 2.5 million and (v) the amount of Ps. 1.4 million will be paid up in cash within three working days as from executing the agreements. As of June 30, 2010, Ps. 10.2 million, equivalent to 3,429,105 shares, was subscribed and paid in. On July 14, 2010, shares pending subscription were subscribed for a total price of Ps. 256, an amount that has been fully paid in. Thus, to date, total capital increase resolved by the Shareholders’ Meeting of February 17, 2010, has been fully subscribed and paid in.

On June 25, 2010, Alto Palermo S.A. (purchaser) and Eduardo Giana, Pablo Bossi, Patricio Tobal and Abuam S.A. (sellers) subscribed an agreement for the option to purchase shares of Arcos del Gourmet S.A., for the total number of shares owned by them, which represent as least 17.54% of capital stock and votes of Arcos del Gourmet S.A. The term to exercise the option expires on April 30, 2011. The option was subject to the condition that the grantor of the Use Concession Agreement calls a bidding process whose purpose will be the sale of the real estate properties involved, assumption under which Arcos del Gourmet S.A. holds the preemptive right. The price of the shares owned by the sellers was established at USD 1.4 million. The option price is USD 0.4 million, out of which Ps. 0.3 million has been paid while there remains an installment that falls due on October 30, 2010. In the event APSA exercised the option, its price will be considered towards the share price.

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 8: (Continued)

b)	Acquisition of a commercial center goodwill

On December 28, 2007, Alto Palermo S.A. (APSA) signed an Agreement for Partial Transfer of Goodwill with INCSA for acquiring one of the part of the goodwill established by a commercial center where “Soleil Factory” currently develops activities. The total price of the operation is USD 20.7 million of which USD 8.1 million were paid at the time the preliminary purchase contract was entered into.

Once the definitive signature of the goodwill transference has taken place, the remaining amount of USD 12.6 million will accrue 5% annual interest plus VAT. The interest will be repaid in 7 annual and consecutive installments. The first interest installment will be paid 365 days after the agreement has been signed, while the principal will be settled upon paying the last interest installment or upon granting the title deed, whichever later. Likewise, on July 1 st, 2010, APSA was reimbursed USD 1 million of the price paid upon executing the agreement of purchase. APSA shall pay this portion of the price upon executing the title deed to the real property and until such time, it will accrue interest at an annual 5% rate plus VAT.

On July 1 st, 2010, Alto Palermo S.A. (APSA) and INCSA executed the definitive instrument for the partial transfer of the goodwill and memorandum of closure by which INCSA transferred the goodwill of the commercial center known as “Soleil Factory”, becoming operational on such date. The goodwill mainly includes a building, real properties, agreements, titles to the brand names and rights to build certain number of square meters. Possession thereof was handed over upon execution. Guidelines provide that INCSA does not transfer APSA its receivables or its payables originated before executing the agreement. Within 30 working days as from registering the co-ownership and administration regulations with the Argentine Real Property Registry, INCSA will grant APSA the title deed. It should be noted that the goodwill and the building related to the hypermarket transaction located on the same premises are excluded from the transaction.

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 8: (Continued)

The transaction was filed with the Argentine Competition Defense Commission that, thus far, has not ruled. Furthermore, Alto Palermo S.A. (APSA) has signed an offering letter for acquiring, building and running a commercial center in a real estate owned by INCSA, located in the City of San Miguel de Tucumán, Province of Tucumán. The price of this transaction is USD 1.3 million, of which USD 0.05 million were paid on January 2, 2008. Such disbursement was recorded suppliers advances (Exhibit A). This transaction was subject to certain conditions precedent, among which Alto Palermo S.A. (APSA) should acquire from INCSA the goodwill constituted by the commercial center operating in Soleil Factory. Having complied with such condition on July 1 st, 2010, APSA shall start the works. i) 12 months after complying with such conditions, or ii) on May 2, 2011, whichever earlier. However, before starting with the works, INCSA should have: i) granted the title deeds to APSA’s future units to APSA, and ii) transferred to APSA the rights to the registered architectural project and the effective permits and authorizations to be carried out in APSA’s future units.

c)	Acquisition of the building known as ex escuela Gobernador Vicente de Olmos (City of Córdoba)

On November 20, 2006, Alto Palermo S.A. (APSA) acquired the building known as Edificio Ex Escuela Gobernador Vicente de Olmos, located in the City of Córdoba through a public bidding in the amount of Ps. 32,522.

The building is under a concession agreement effective for 40 years, falling due in February 2032, which grants the concession holder the commercial exploitation of the property. Such agreement provides for paying a staggered fee in favor of the concession principal which shall be increased by Ps. 2.5 every 47 months. As of the issuance date of these financial statements, the concession is at the 220 month, with a current monthly fee of Ps. 12.6 while the next increase is scheduled for the 234 month.

On September 25, 2007 the transfer deed for the building was signed with the Government of the Province of Córdoba and the transference of the respective concession contract. As of June 30, 2010, the Company has recorded this transaction as non-current investments. (Exhibit D).

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 8: (Continued)

d)	Barter transaction agreements

On October 11, 2007, the Company subscribed with Condominios del Alto S.A. a barter contract in connection with an own plot of land, plot 2 G, located in the City of Rosario, Province of Santa Fe.

As partial consideration for such barter, Condominios del Alto S.A. agreed to transfer the full property, possession and dominium in favor of the Company, of the following future real estate: (i) 15 Functional Housing Units (apartments), with an own constructed surface of 1,504.45 square meters, which represent and will further represent jointly 14.85% of the own covered square meters of housing units (apartments) of the real estate that Condominios del Alto S.A. will build in Plot G, and (ii) 15 parking spaces, which represent and will further represent jointly 15% of the own covered square meters of parking spaces in the same building.

On March 17, 2010, the Company and Condominios del Alto S.A. subscribed a supplementary deed specifically determining the units committed for bartering that will be transferred to the Company and the ownership title to 15 parking spaces.

The parties have determined the value of each undertaking in the amount of USD 1.1 million.

As a complementary consideration in favor of Alto Palermo S.A., Condominios del Alto S.A. (APSA) paid USD 0.015 million and established certain guarantees in favor of the Company.

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 8: (Continued)

The Company also granted Condominios an acquisition option through barter of plot 2 H. On November 27, 2008, the title deed for the plot of land 2 H was executed for USD 2.3 million, a value that the parties have determined for each of their considerations.

As partial consideration for the above-mentioned barter, Condominios del Alto S.A. agreed to transfer the full property, possession and ownership in favor of the Company of the following future real state: (i) 42 Functional Housing Units (apartments), which represent and will further represent jointly 22% of the own covered square meters of housing (apartments) of the building that Condominios del Alto S.A. will construct in Plot H; and (ii) 47 parking spaces, which represent and will further represent jointly 22% of the own covered square meters of parking spaces in the same building.

Such transactions are disclosed in inventory (Note 3.d)).

e)	Acquisition of plot of land

On June 24, 2008, the Company acquired from Dowler Company S.A. the plot of land located at Beruti 3351/3359, between Bulnes street and Coronel Díaz Avenue in Buenos Aires City, near the shopping mall “Shopping Alto Palermo”, a location considered to be strategic for the Company.

The transaction was executed for a total price of USD 17.8 million, which has been fully cancelled. Such plot of land is disclosed in non-current investments- Undeveloped parcels of land (See Exhibit D).

f)	Barter with Cyrsa S.A.

On September 24, 1997, Alto Palermo S.A. (APSA) and COTO Centro Integral de Comercialización S.A. (COTO) granted a title deed by which Alto Palermo S.A. (APSA), which then operated under the name of “Sociedad Anónima Mercado de Abasto Proveedor” (SAMAP), acquired the rights to receive the parking spaces and the rights to increase the height of the building located between the Agüero, Lavalle, Guardia Vieja and Gallo streets, in the Abasto neighbourhood.

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 8: (Continued)

On July 31, 2008, a conditioned barter commitment was executed by which Alto Palermo S.A. (APSA) would transfer Cyrsa 112 parking spaces and the rights to increase the height of the property to build two tower buildings on the previously mentioned property, upon compliance with certain conditions.

In consideration, Cyrsa would give Alto Palermo S.A. (APSA) an amount to be determined in the future of units in the building that would be built equivalent to 25% of square meters, which as a whole will total not less than the amount of 4,053.50 proprietary square meters to be built. Likewise, if any, Cyrsa would deliver Alto Palermo S.A. (APSA) a number of storage units equivalent to 25% of all storage units in the future building.

Additionally, and in the case of the conditions which the transaction is subject to are considered to have been met, Cyrsa would pay Alto Palermo S.A. (APSA) the amount of USD 0.1 million and would carry out the works at the parking spaces that Alto Palermo S.A. (APSA) would receive from COTO.

In order for the barter to be effective, certain essential provisions should be complied with by COTO.

Possession of the mentioned assets will be simultaneously granted upon executing the title deed, which will be carried out within 30 running days as from the date on which Alto Palermo S.A. (APSA) notifies Cyrsa the compliance of the conditions precedent.

The total amount of the transaction between Cyrsa and Alto Palermo S.A. (APSA) total USD 5.9 million.

g)	Letter of intent plot of land Paraná

On June 30, 2009, Alto Palermo S.A. (APSA) subscribed a “Letter of Intent” by which it stated its intention to acquire a plot of land of about 10,022 square meters located in Paraná, Province of Entre Ríos, to be used to build, develop and exploit a shopping center or mall.

On August 12, 2010, the agreement of purchase was executed. The purchase price stood at USD 0.5 million to be paid as follows: i) USD 0.05 million was settled as prepayment on July 14, 2009, ii) USD 0.1 million was settled upon executing such agreement, and iii) USD 0.35 million will be paid upon executing the title deed.

The title deed, at the same time of surrendering ownership, will be executed within 60 days running as from: i) the date on which the Company obtain the municipal clearance, or ii) the date on which the seller obtain the lot subdivision, whichever later.

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 8: (Continued)

The Company will be the only party in charge of carrying out administrative formalities before the Municipality and/or other agency to obtain the municipal clearance for using the shopping mall. It will bear all costs and expenses related to obtaining the municipal clearance.

h)	Merger between Alto Palermo S.A. (APSA) and Shopping Alto Palermo S.A.

On November 27, 2009, it was held the Company’s shareholders’ meeting that approved, among others, the corporate reorganization consisting in the Company’s merger with Shopping Alto Palermo S.A. as from July 1 st, 2009, Alto Palermo S.A. (APSA) being the absorbing or merging company and Shopping Alto Palermo S.A. the absorbed and merged company, with the ensuing dissolution without liquidation of Shopping Alto Palermo S.A.

Subsequently, on January 21, 2010, the Definitive Merger Agreement has been notarized into a public deed and filed with the enforcement agencies in due course.

i)	Purchase of Fibesa S.A.’s shares

On August 3, 2009, a share transfer agreement was executed by which Alto Palermo S.A. (APSA) sold to Shopping Alto Palermo S.A. 49,999 Fibesa S.A.’s shares, with a face value of Ps. 0.00000001 each and entitled to 5 votes per share, representing 4.9999% of the company’s capital stock.

On August 3, 2009, a share transfer agreement was executed by which Ritelco S.A. sold to Shopping Alto Palermo S.A. one Fibesa S.A.’s share, with a face value of Ps. 0.00000001 each and entitled to 5 votes per share, representing 0.0001% of the company’s capital stock.

Due to the previously mentioned agreements, Alto Palermo S.A. (APSA) owns 95% of the company’s capital stock and Shopping Alto Palermo S.A. owns the remaining 5%. Afterwards, due to the merger between Alto Palermo S.A. (APSA) and Shopping Alto Palermo S.A., as mentioned in subsection h) of this note, Alto Palermo S.A. (APSA) is the owner of 99.99996% of the company’s shares.

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 8: (Continued)

j)	Merger between Comercializadora Los Altos S.A. and Fibesa S.A.

The Extraordinary and Unanimous Shareholders’ Meeting of Fibesa S.A. held on September 30, 2009, resolved the merger with Comercializadora Los Altos S.A. as from July 1st, 2009. Thus, a capital increase of Ps. 1,686 in Fibesa’s capital stock was generated.

Subsequently, on January 21, 2010, the Definitive Merger Agreement has been notarized into a public deed and filed with the enforcement agencies in due course. Finally, on August 23, 2010, the Public Registry of Commerce approved the merger.

k)	Panamerican Mall S.A.

Panamerican Mall S.A., a company organized in November 2006 between Alto Palermo S.A. (APSA) and Centro Comercial Panamericano S.A., with 80% and 20% interests, respectively, has developed a commercial venture in the Saavedra neighbourhood in Buenos Aires City. During May 2009, the shopping mall Dot Baires and the hypermarket were opened while multiplex cinema opened in early July 2009. The office building is still at the construction stage. The project is being carried out by Constructora San José Argentina S.A., a company related to Centro Comercial Panamericano S.A. The progress percentage of the shopping mall stood at 99% by the year-end. Additionally, the progress porcentage of the office building stood at 95%.

Total contributions made by shareholders as regards this project amount to Ps. 556,989 as of the closing date of these financial statements.

l)	Purchase of Conil S.A.’s shares

On October 21, 2009, it was executed the share purchase agreement by which Alto Palermo S.A. (APSA) and Fibesa S.A. acquired 95% and 5% of the 50% of Conil S.A.’s shares, respectively. The agreed-upon price stood at USD 0.29 million, which has been fully cancelled at year end.

As a result of the previously mentioned agreement, Alto Palermo S.A. (APSA) becomes the owner of 97.5% of such company’s shares, while Fibesa S.A. becomes the owner of the remaining 2.5%.

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 8: (Continued)

m)	Several transactions related to Tarshop S.A.

i)	Agreement with the former minority shareholder of Tarshop S.A.

In January 2010, the Company entered into a non-compete agreement with Mr. León Halac, the minority shareholder of Tarshop pursuant to which Mr. Halac may not conduct in or be related to any business associated with credit card companies other than those currently operating in the business regions where Tarshop operates for a 28 month-period. Additionally, under the agreement, Mr. Halac may not participate in developing any shopping mall of more than 20,000 square meters in the City of Buenos Aires. The Company agreed on a price of US$2.2 million, of which US$0.8 million was payable at execution date and the remaining US$1.4 million payable in 28 consecutive monthly installments through the termination date of the agreement on April 30, 2013

ii)	Capital increase and capital contributions to Tarshop S.A.

During fiscal year 2009, and due to the international financial context, the Company revised Tarshop´s business model to streamline its operations. As part of this revision, the Company contributed equity to Tarshop in an amount of Ps. 60,000 and increased its equity from 80% to 93.439%.

Also, during the second quarter of fiscal year 2009, the Company provided financial assistance to Tarshop totaling Ps. 105,000. These contributions were subsequently capitalized on October 30, 2009 increasing the Company’s interest in Tarshop to 98.5878%.

In January 2010, the Company acquired the remaining minority interest in Tarshop for US$ 0.54 million.

iii)	Agreement to sell the equity interest in Tarshop S.A.

On December 22, 2009, the Company’s Board of Directors approved the sale of an 80% interest in Tarshop to Banco Hipotecario S.A. for a total price of US$ 26.8 million. The transaction was subject to the approval of the Central Bank of Argentina and other customary conditions. On August 30, 2010, the required approvals were obtained. At the date of the agreement, the Company had received an advance payment of US$ 5.4 million (disclosed as “Other liabilities”) while the remaining balance of US$ 21.4 million will be collected in full at closing

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 8: (Continued)

n)	Increase in equity interest of IRSA Inversiones y Representaciones Sociedad Anónima

On January 13, 2010, the Company’s majority shareholder, IRSA, made an offer to the minority shareholder, Parque Arauco S.A., to purchase its 29.55% interest in the Company as well as its holdings of the Company’s convertible notes. The offer that was subject to certain conditions initially expired on August 31, 2010 and was subsequently extended through September 21, 2010. The offer was set a fixed price of US$ 126 million of which IRSA already advanced a non-reimbursable amount of US$ 6 million to Parque Arauco.

ñ)	Acquisition of Metroshop S.A.’s shares

On May 21, 2010, Alto Palermo S.A. (APSA) and Tarshop S.A. executed an agreement to formalize the transfer of shares by which Tarshop S.A. has sold to APSA 18,400,000 registered nonendorsable shares of common stock with a face value of Ps. 1 each and entitled to 1 vote per Class “A” share representing 50% of Metroshop S.A.’s capital stock. The transaction price was set at Ps. 0.001 for the total shares.

The negative equity investment with Metroshop S.A. as of the year-end is disclosed in the account Other current liabilities (Note 3.k).

o)	Sale of properties

i)	Plot of land Guaymallén

On March 26, 2010, the Company executed an agreement of purchase without possession by which the Company sells a building located in the district of Guaymallén, Province of Mendoza. The total agreed-upon price stood at USD 0.3 million, out of which USD 0.2 million was collected as prepayment while the remaining balance was settled together with the execution of the title deed on June 24, 2010.

ii)	Plot of land Rosario

On April 14, 2010, Alto Palermo S.A. (APSA) subscribed an irrevocable offer subject to compliance with a condition precedent (passing the amendment to Ordinance 8080), by which it sells the lot designated as 2 A of the building located in the District of Rosario, City of Rosario, Province of Santa Fe, facing the streets Thedy, Junín and Caseros Avenue. The transaction price was fixed at USD 4.2 million, out of which USD 1.05 million was collected. The remaining balance will be settled upon executing the title deed.

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 8: (Continued)

•

On May 3, 2010, Alto Palermo S.A. (APSA) subscribed an irrevocable offer to sell the lot designated as 2 E of the building located in the District of Rosario, City of Rosario, Province of Santa Fe, facing the street Rotonda Ingeniero G. Venesia and Caseros Avenue. The transaction price was fixed at USD 1.4 million, out of which USD 0.35 million was collected. The outstanding balance will be settled as follows: the amount of USD 0.35 million on September 30, 2010, upon surrendering the ownership and executing the title deed and the amount of USD 0.73 million on May 30, 2011, plus interest at 14% which starts to accrue as from the executing the title deed. To secure the outstanding price amount, the building will be mortgaged.

The lots subject to these transactions have been value at net realizable value and transferred to the inventory account (Note 3.d)).

NOTE 9: ISSUANCE OF NOTES

a)	Issuance of convertible notes

On July 19, 2002, the Company issued Series I of Convertible Notes (“ONC”) for up to USD 50 million, with a face value of Ps. 0.1 each. That Series was fully subscribed and paid up.

This issuance was resolved at the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by the National Securities Commission Resolution No. 14,196 dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

The main issue terms and conditions of the Convertible Notes are as follows:

•	Issue currency: US dollars.

•

Due date: On May 2, 2006 the Meeting of Obligees decided to postpone the original due date to July 19, 2014 and, for this reason, the Convertible Notes have been classified as non-current in these financial statements. As the subscription terms have not been significantly modified, this postponement of the maturity term has had no impact on the financial statements.

•	Interest: at a fixed nominal rate of 10% per annum. Interest is payable semi-annually.

•	Payment currency: US dollars or its equivalent in pesos.

•

Conversion right: the notes can be converted at any time at the option of each holder into ordinary shares at a conversion price equivalent to the higher of the result from dividing the nominal value of the Company’s shares (Ps. 0.1) by the exchange rate and USD 0.0324, which means that each Note is potentially exchangeable for 30,864 shares of Ps. 0.1 par value each.

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 9: (Continued)

•

Right to collect dividends: the shares underlying the conversion of the Notes will be entitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

As of June 30, 2010 holders of Convertible Notes in ordinary shares of the Company, have exercised their right to convert them for a total of USD 2.8 million leading to the issuing of ordinary shares of Fv. Ps. 0.1 face value each, as disclosed in Note 4.

As of June 30, 2010, Convertible Notes amounted to USD 47.2 million.

b)	Issuance of notes

On May 11, 2007, Alto Palermo S.A. (APSA) issued two series of Notes for a total amount of USD 170 million.

Series I relates to the issuance of USD 120 million maturing on May 11, 2017, which accrue interest at a fixed interest rate of 7.875% paid semiannually on May 11 and November 11 of each year as from November 11, 2007.

Series II relates to the issuance of Ps. 154,020 (equivalent to USD 50 million). Principal will be settled in seven, equal and consecutive semiannual installments as from June 11, 2009, and accrues interest at 11% per annum, maturing on June 11, and December 11 of each year as from December 11, 2007.

As of June 30, 2010 total Series I and Series II Notes repurchased by the Company amount to USD 5 million and USD 4.8 million, respectively. Such notes have been valued at face value and are disclosed netting the current and non-current capital and interest owed.

As of June 30, 2010 IRSA Inversiones y Representaciones Sociedad Anónima holds Series I Notes for Fv. USD 39.6 million and Series II Notes for Fv. Ps 33.2 million. Likewise, Cresud S.A.C.I.F. y A. holds Series I Notes for Fv. USD 5.0 million.

These issuances are constituted within the Global Issuance Program of Notes for a face value of up to USD 200 million authorized by the National Securities Commission (CNV) by means of Resolution No. 15,614 dated April 19, 2007.

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 9: (Continued)

The Ordinary and Extraordinary Meeting of Shareholders held on October 29, 2009 approved the increase in the amount of the Global Issuance Program of Notes in place up to USD 200 million. It also approved the creation of the Global Program for the issuance of securities representing short-term debt (“VCP”) in the form of simple notes not convertible into shares, denominated in pesos, US dollars or any other currency with unsecured, special, floating and/or any other guarantee, including third party guarantee, either subordinated or not, for a maximum outstanding amount at any time that may not exceed the equivalent in Ps. of USD 50 million.

Under such Global Issuance Program of Notes, on November 10, 2009, the placement of the Second Series of Notes for a total value of Ps. 80.7 million, was completed in two series.

Series III relates to the issuance of Ps. 55.8 million maturing on May 12, 2011, which accrue interest at variable Badlar rate plus a 3% margin payable on a quarterly basis.

Series IV relates to the issuance of Ps. 24.9 million (equivalent to USD 6.6 million) maturing on May 12, 2011, which accrue interest at a fixed 6.75% rate applied to the principal in US dollars, payable on a quarterly basis.

As of June 30, 2010 Emprendimiento Recoleta S.A. holds Series III Notes for Fv. Ps 12 million.

NOTE 10: NEGATIVE WORKING CAPITAL

As of year end, the Company carried a working capital deficit of Ps. 127,144, which is reviewed permanently by the Board of Directors and the Management.

NOTE 11: DERIVATIVE FINANCIAL INSTRUMENTS

The Company uses certain financial instruments as supplement to reduce its financing costs. The Company does not engage in negotiation or any other speculative use of these financial instruments.

As of June 30, 2010 the accumulated losses related to derivative financial instruments amount to Ps. 2,825 which are included in Financial gain (loss) generated by liabilities and Retained earnings for amounts of Ps. 2,582 and Ps. 243, respectively. Such derivative financial instruments were subscribed with Cresud S.A.I.C.F y A. (Note 5).

ALTO PALERMO S.A (APSA)

Notes to the Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 12: DEFERRED INCOME TAX

The evolution and breakdown of deferred tax assets and liabilities are as follows:

Items	Balances at the beginning of the year		Changes for the year	Balances at the end of the year
Cash and banks	(109)		50	(59)
Accounts receivable, net	2,778		(152)	2,626
Other receivables and prepaid expenses, net	(1,598)		(214)	(1,812)
Inventory	(2,804)		82	(2,722)
Fixed assets, net	(8,553)		(5,209)	(13,762)
Other investments, net	(34,306)		(1,811)	(36,117)
Short-term and long-term debt	(1,516)		75	(1,441)
Customer advances	18,472		12,124	30,596
Salaries and social security payable	1,381		(659)	722
Other liabilities	(292)		292	—
Provisions	932		1,654	2,586
Tax loss carryforwards	5,652		(4,799)	853

Total net deferred tax liabilities	(19,963	) (1)	1,433	(18,530)

(1)	Includes Ps. (8,093) incorporated by merger and Ps. 8,141 transferred from equity investments. See Note 8.h).

The detail of income tax accumulated losses not expired that have not yet been used as of fiscal year - end amount to Ps. 2,437 and may be compensated with future taxable income according to the following detail:

Fiscal year of origin	Amount	Prescription fiscal year
06.30.2006	230	06.30.2011
06.30.2007	935	06.30.2012
06.30.2008	955	06.30.2013
06.30.2009	317	06.30.2014

	2,437

ALTO PALERMO S.A (APSA)

Notes to the Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 12: (Continued)

According to the terms of the General Resolutions Nos. 485 and 487 of the National Securities Commission, the Company has decided not to recognize the deferred income tax liability generated by the effect of the adjustment for inflation on the fixed assets and other non-monetary assets.

The estimated effect as of June 30, 2010 that the adoption of the criteria would have generated is as follows:

(i)	an increase of deferred income tax liabilities of Ps. 98,654, approximately, which should be charged to results of previous years for Ps. 80,998 (loss) and to results of the fiscal year for Ps. 17,656 (loss).

(ii)	a decrease in assets for equity investments of Ps. 1,954, approximately, arising from applying such criteria to subsidiary companies, which should be charged to results of previous years for Ps. 31,318 (loss) and to results of the fiscal year for Ps. 29,364 (gain).

The following chart details the estimated term of reversion of the estimated effect:

Year	Amount	Amount arising from equity investments
No fixed term	21,293	1,073
2010	7,524	252
2011	7,524	252
2012	7,524	252
2013	7,524	125
2014	7,524	—
2014 and higher	39,741	—

	98,654	1,954

ALTO PALERMO S.A (APSA)

Notes to the Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 12: (Continued)

Below is a reconciliation between income tax expense and the resulting from application of the current tax rate in effect to the net income (loss) before taxes:

Items	06.30.10	06.30.09
Net income for the fiscal year (before income tax)	171,993	324
Current income tax rate	35%	35%

Income for the fiscal year at the tax rate	60,197	113
Permanent differences at the tax rate:
-Adjustment for inflation (2)	10,987	6,559
-Amortization of intangible assets	12	7
-Amortization of higher values	562	—
-Difference between tax return and provision	(6,146)	253
-PPA deferred	(603)	—
-Donations	—	339
-Non-deductible expenses	72	147
- Directors’ fees	—	282
-Results on equity investees	(12,190)	16,888
- Impact for adhering to Law No. 26,476 and the payment facility plan	—	(2,376)
-Others	—	172

Total income tax charge for the year	(1) 52,891	22,384

(1)	Includes Ps. (1,481) related to deferred tax and Ps. 54,372 related to current income tax.
(2)	Basically corresponds to greater accounting amortization and depreciation derived from the adjustment for inflation.

ALTO PALERMO S.A (APSA)

Notes to the Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 12: (Continued)

Below is a reconciliation between income tax expense and the income tax for the year determined for fiscal purposes:

Concepto	06.30.10 Ps.	06.30.09 Ps.
Income tax charge in accounting records	52,891	22,384
- Temporary differences
- Increases
Other investments, net	(1,811)	(28,016)
Accounts receivable, net	—	695
Provisions	1,654	—
Other receivables and prepaid expenses, net	(214)	7
Fixed assets, net	(5,209)	(300)
Inventory	—	(1,871)
Customers advances	12,124	18,472
Salaries and social security payable	—	857
Tax loss carryforwards	—	4,905
- Reversions
Cash and banks	50	(117)
Accounts receivable, net	(152)	—
Inventory	82	—
Short- term and long- term debt	75	574
Salaries and social security payable	(659)	—
Other liabilities	292	(1,132)
Tax loss carryforwards	(4,799)	—
Provisions	—	(713)

Income tax for fiscal purposes	54,372	15,731

NOTE 13: RESTRICTIONS ON DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporation Law and the Company’s by-laws, five percent of the net income must be appropriated by resolution of shareholders to a legal reserve until such reserve equals to twenty percent of the Company’s outstanding capital.

ALTO PALERMO S.A (APSA)

Notes to the Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 14: COMPENSATION PLAN FOR EXECUTIVE MANAGEMENT

During the year ended June 30, 2007 the Company has developed the design of a capitalization program for the executive personnel by means of contributions that are made by employees and by the Company.

Such plan is aimed at certain employees that the Company chooses with the intention to maintain them, increasing its total compensation through an extraordinary reward provided certain circumstances are met.

Participation with and contribution to the plan are voluntary. Once the beneficiary has accepted, two types of contributions may be made. One monthly contribution, based on the salary and one extraordinary contribution based on the annual bonus. The suggested contribution is up to 2.5% of the salary and up to 15% of the bonus. On the other hand, the Company’s contribution will be 200% of monthly contributions and 300% of employees’ extraordinary contributions.

Proceeds from the contributions made by participants are transferred to an independent financial vehicle, especially organized and located in Argentina as Investment Fund approved by the National Securities Commission (CNV). Such funds are freely redeemable at the participant’s request.

Proceeds from the contributions made by the Company are transferred to another financial vehicle independent of and separate from the previous one. In the future, participants will have access to 100% of the plan benefits (i.e. including the Company’s contributions made in favor of the financial vehicle created ad hoc) under the following circumstances:

•	regular retirement under applicable labor regulations

•	full or permanent disability or incapacity

•	demise

In the event of resignation or dismissal without cause, the participant will obtain the amount resulting from the Company’s contributions only if he has participated in the plan for a minimum five-year term subject to certain conditions.

As of June 30, 2010 the Company’s contributions paid during the year amount to Ps. 1,466.

ALTO PALERMO S.A (APSA)

Notes to the Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 15: FINANCIAL AND CAPITAL MARKET SITUATION

During the last months of year 2008, the financial markets of the main countries in the world have been affected by volatility, illiquidity and lack of credit, hence resulting in a significant drop in the stock exchange indexes of the international stock exchange markets and a world economic deceleration started to be surface.

As major world economies have intervened by injecting liquidity to the markets, interest rates decreased favoring the recovery of stock exchange indexes and debt over year 2009 and 2010. As to the real economy at world level, the tax impact thereon of those measures taken from government is yet to be consolidated.

As regards Argentina, stock exchange indexes during year 2008 showed steep drops in the listed prices of government and private securities, as well as a hike in interest rates, country risk premium and foreign exchange rates. During year 2009 and 2010 year to date, they significantly recovered their value.

The Company’s Management is in the process of monitoring and constantly evaluating the effects derived from the previously mentioned situations on the Company aiming at adopting in real time those required actions to cushion the effects of this juncture to protect the Company’s shareholders’ equity.

NOTE 16: COMPLIANCE WITH CURRENT ENVIRONMENTAL REGULATIONS

One of the Company’s ongoing objectives is the sustainable development of its business in compliance with current environmental regulations.

NOTE 17:	SIGNIFICANT OPERATIONS MADE BY MENDOZA PLAZA SHOPPING S.A. AND EMPALME S.A.I.C.F.A. Y G. PRIOR TO THE MERGER INTO SHOPPING ALTO PALERMO S.A.

a)	Financing and occupation agreement with NAI INTERNATIONAL II, INC.

On August 12, 1996, Empalme S.A.I.C.F.A. y G. (merged into Shopping Alto Palermo S.A. as from January 1st, 2009. See Note 8) to the Consolidated Financial Statements) executed an agreement with NAI INTERNACIONAL II, INC. (subsequently transferred to NAI INTERNATIONAL II, INC. – Sucursal Argentina) by means of which the latter granted a loan for an original principal of up to USD 8.2 million for the construction of a multiplex cinema and part of the parking lot located in the premises of Córdoba Shopping, which are disclosed in fixed assets, net.

ALTO PALERMO S.A (APSA)

Notes to the Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 17: (Continued)

As stated in the occupation agreement related to the loan agreement, the amounts due are set off against payments generated by the occupation held by NAI INTERNACIONAL II, INC. of the building and the area known as cinema. The agreement provides that if after October 2027, there still is an unpaid balance of the loan plus respective interest thereon, the agreement will be extended for a final term established as the shorter of the term required to fully repay the unpaid loan amount, or ten years.

If the last term has elapsed and there still is an unpaid balance, the Company will be released from any obligation to pay the outstanding debt.

On July 1st, 2002, an amendment to the agreement was established, whose most important resolutions are as follows:

•	The outstanding debt was de-dollarized (Ps. 1 = USD 1).

•

An antichresis right was created and it was established that all obligations assumed by Empalme S.A.I.C.F.A. y G. under the agreement by which the normal use and operation of the cinema center is warranted to NAI INTERNACIONAL II, INC., including those obligations involving restrictions on the use or title to property by Empalme S.A.I.C.F.A. y G. or third parties, shall be comprised in the previously mentioned real right.

Principal owed as of June 30, 2010 and unpaid interest accrued through that date, due to the original loan agreement and respective amendments are disclosed in Customers advances—Lease advances for Ps. 18,686 together with other advances not included in this agreement (Note 3.j).

b)	Contributed leasehold improvements- Other liabilities

In March 1996 Village Cinema S.A. inaugurated ten multiplex system cinema theatres, with an approximate surface of 4,100 square meters. This improvement of a building of Mendoza Plaza Shopping S.A. was capitalized with a balancing entry as a fixed asset, recognizing the depreciation charges and the profits over a 50-year period. The lease is for a time limit of 10 years to be renewed every four equivalent and consecutive periods, at the option of Village Cinema S.A. At year-end the amount of Ps. 9,964 was pending of accrual, which is disclosed in Other liabilities—Contributed leasehold improvements (see Note 3.k).

ALTO PALERMO S.A (APSA)

Notes to the Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 18: ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

The National Securities Commission through Resolution No. 562 has established the enforcement of Technical Resolution No. 26 from the Argentine Federation of Professional Councils in Economic Sciences that adopts for those entities included in the Public Offering System of Law No. 17,811, either because of its capital or its notes, or for having requested the authorization to be included in such System, International Financial Reporting Standards issued by the International Accounting Standards Board. The application of such standards will be mandatory for the Company as from the fiscal year beginning July 1, 2012. On April 29, 2010, the company’s Board of Directors has approved the specific implementation plan for the application of such International Financial Reporting Standards.

NOTE 19: BONUS TO THE MANAGEMENT

The Ordinary and Extraordinary Meeting of shareholders held on October 29, 2009, has resolved to approve the payment of a bonus to the Company’s management of up to 1% of the outstanding capital stated in cash or in kind and to delegate the implementation, percentage assignment, time and manner of execution to the Board of Directors.

ALTO PALERMO S.A. (APSA)

Fixed Assets

At June 30, 2010 and 2009

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Exhibit A

Items	Value as of beginning of year	Increases		Decreases	Transfers	Value as of end of the year	Depreciation								Net carrying value as of 06.30.10	Net carrying value as of 06.30.09
							Accumulated as of beginning of year	Rate %		Increases		Decreases	For the year	Accumulated as of end of the year
													Amount (1)
Properties:
Shopping centers:
- Abasto	255,525	24		—	2	255,551	88,762	(	*)	—		—	8,773	97,535	158,016	166,763
- Alto Avellaneda	195,337	1,546		(85)	951	197,749	111,432	(	*)	—		—	13,501	124,933	72,816	83,905
- Paseo Alcorta	130,709	751		—	61	131,521	56,706	(	*)	—		—	5,151	61,857	69,664	74,003
- Patio Bullrich	168,302	419		—	99	168,820	72,436	(	*)	—		—	7,983	80,419	88,401	95,866
- Alto Noa (Note 7.c))	43,464	459		—	169	44,092	20,417	(	*)	—		—	2,141	22,558	21,534	23,047
- Alto Rosario	92,117	420		—	90	92,627	11,273	(	*)	—		—	2,611	13,884	78,743	80,844
- Alto Palermo	—	327,179		(20)	31	327,190	—	(	*)	170,274		—	22,053	192,327	134,863	—
- Mendoza Plaza	—	133,394		(17,333)	9,043	125,104	—	(	*)	40,419		151	4,713	45,283	79,821	—
- Cordoba Shopping – Villa Cabrera	—	70,385		—	26,889	97,274	—	(	*)	22,570		3,789	4,355	30,714	66,560	—
Other properties	20,795	116		—	—	20,911	1,882	(	*)	—		—	618	2,500	18,411	18,913
Leasehold improvements	8,023	—		—	—	8,023	5,060	(	*)	—		—	1,411	6,471	1,552	2,963
Facilities	17,987	21,724		(23)	242	39,930	6,197	10		16,622		—	3,520	26,339	13,591	11,790
Furniture, fixtures and equipment	16,735	7,293		(50)	309	24,287	9,868	10		3,970		—	2,169	16,007	8,280	6,867
Vehicles	206	85		—	—	291	206	33		59		—	7	272	19	—
Computer equipment	15,997	4,204		—	12	20,213	14,686	33		3,297		—	922	18,905	1,308	1,311
Software	8,376	673		—	5	9,054	6,694	20		204		—	831	7,729	1,325	1,682
Suppliers advances	26,140	4,719		—	(2,666)	28,193	—	—		—		—	—	—	28,193	26,140
Work in progress:
- Rosario	45	38		—	(36)	47	—	—		—		—	—	—	47	45
- Patio Bullrich	1,037	196		—	4	1,237	—	—		—		—	—	—	1,237	1,037
- Alcorta	17	521		—	461	999	—	—		—		—	—	—	999	17
- Abasto	355	48		—	22	425	—	—		—		—	—	—	425	355
- Avellaneda	719	489		—	(570)	638	—	—		—		—	—	—	638	719
- Alto Noa	34	2		—	—	36	—	—		—		—	—	—	36	34
- Office property	5	300		—	—	305	—	—		—		—	—	—	305	5
- Alto Palermo Shopping	—	114		—	7	121	—	—		—		—	—	—	121	—
- Mendoza Plaza Shopping	—	852		(122)	—	730	—	—		—		—	—	—	730	—
- Cordoba Shopping – Villa Cabrera	—	2,991		—	(593)	2,398	—	—		—		—	—	—	2,398	—
Total as of 06.30.10	1,001,925	(2	) 578,942	(17,633)	34,532	1,597,766	405,619	—		(3	) 257,415	3,940	80,759	747,733	850,033	—
Total as of 06.30.09	978,344	23,863		(282)	—	1,001,925	359,696	—		—		(16)	45,939	405,619	—	596,306

(*)	Depreciation expense is determined using the straight-line method over the estimated useful life of each property.
(1)	The accounting destination of the depreciation is disclosed in Exhibit H, except for Ps. 1,630 that are recovered from tenants.
(2)	Includes Ps. 563,316 incorporated by merger (see Note 8.h)).
(3)	Incorporated by merger (see Note 8.h)).

ALTO PALERMO S.A. (APSA)

Intangible Assets

At June 30, 2010 and 2009

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Exhibit B

	Original values			Amortizations				Net as of 06.30.10	Net as of 06.30.09
	Value as of beginning of year	Increases	Value as of end of the year	Accumulated as of beginning of year	Rate %	For the year	Accumulated as of end of the year
						Amount (1)
Non-compete agreement (Note 8.m.i))	—	12,174	12,174	—	3.57	3,043	3,043	9,131	—
Trademarks	495	412	907	472	10	53	525	382	23

Total as of 06.30.10	495	12,586	13,081	472	—	3,096	3,568	9,513	—

Total as of 06.30.09	4,827	—	4,827	4,764	—	40	4,804	—	23

(1)	The amortization charge is disclosed in Exhibit H.

ALTO PALERMO S.A. (APSA)

Equity investments

At June 30, 2010 and June 30, 2009

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Exhibit C

Issuer and type of securities	F.V.	Shares owned	Value recorded as of 06.30.2010	Value recorded as of 06.30.2009	Issuer’s information
					Last financial statement issued						Interest in common stock
					Main Activity	Legal Address	Date	Common stock	Income (loss) for the year	Shareholders’ equity
Non-current Investments
Mendoza Plaza Shopping S.A. – Goodwill (2)	—	—	—	(3,933)	-	-	—	—	—	—	—
Mendoza Plaza Shopping S.A. – Higher investment value (2)			—	5,568
Tarshop S.A. – Equity value (5)	1		143,348	(6,194)	Credit card	Suipacha 664 – 7º Floor – C.A.B.A.	06.30.10	133,796	27,122	127,344	100%
Tarshop S.A. – Irrevocable contributions		133,796,440	—	105,000 6,897
Tarshop S.A. – Goodwill			6,740
Tarshop S.A. – Higher Investment value			676	715
Tarshop S.A. – Allowance for recognition of investments at recoverable value (8)			(19,070)	—
Emprendimiento Recoleta S.A. – Equity value	1		21,745	19,686	Building, maintenance, operation and exploitation under a regime of use of assets of a section of Recoleta Cultural Center	Moreno 877 – 21° Floor – C.A.B.A.	06.30.10	25,054	6,337	40,506	53.684%
Emprendimiento Recoleta S.A. – Goodwill		13,499,990	(262)	(336)
Shopping Neuquén S.A. – Equity Value			5,152	5,424	Development of Undertakings	Rivadavia 86 3° Floor Of 9 - Neuquén	06.30.10				98.14%
Shopping Neuquén S.A. – Higher investment value	1	6,256,308	6,442	6,442				6,375	(459)	7,171
Shopping Neuquén S.A. – Irrevocable contributions			1,920	1,730
Shopping Alto Palermo S.A.– Equity Value (2) (3)	1	—	—	231,597	-	-	—	—	—	—	—
Fibesa S.A. – Equity Value	0.00000001	2,323,125	15,517	5,746	Agent	Moreno 877 - 23º Floor - C.A.B.A.	06.30.10	2,323	7,403	15,517	99.99996%
Fibesa S.A. – Goodwill			342	2,395
Empalme S.A.I.C.F.A. y G. – Goodwill (2)	—	—	—	(8,630)	-	-	—	—	—	—	—
Empalme S.A.I.C.F.A. y G. – Higher investment value (2)			—	14,103
Panamerican Mall S.A. – Equity Value	1		443,586	224,054	Real estate Investments and	Moreno 877 – 21° Floor – C.A.B.A.	06.30.10	496,077	10,656	555,483	80%
Panamerican Mall S.A. – Irrevocable contributions		396,861,427	800	192,152	Developments
Panamerican Mall S.A. – Higher investment value (1)			110,643	108,374
Conil S.A. – Equity Value	1	1,786,865	1,465	302	Real estate investments	Lavalle 1290 7° Floor of 701 – C.A.B.A.	06.30.10	1,833	674	1,503	97.46%
Conil S.A. – Goodwill			472	—
Comercializadora Los Altos S.A.(4)	1	—	—	8,235	Management of business on our own and third-parties real estate and other assets, and activities and services related to the electronic commerce (1)	Moreno 877 – 21° Floor – C.A.B.A.	—	—	—	—	—
Arcos del Gourmet S.A. – Equity value	1	7,916,488	10,182	—	Building, real state and commercial	San Martin 120 – 21° Floor – C.A.B.A.	06.30.10	13,325	(2,833)	12,568	80%
Arcos del Gourmet S.A. – Higher Investment value (6)	—	10,728,965	20,159	—
Metroshop S.A. – Equity value (7)		18,400,000	(961)	—	Consumer finance	Av. Leandro N. Alem 1050 – 9° Floor – C.A.B.A.	06.30.10	36,800	2,794	7,037	50%
Total			768,896	919,327

(1)	As of June 30, 2010 and June 30, 2009 includes Ps. 98,660 and Ps. 96,391 corresponding to financial costs, respectively.
(2)	As from January 1st, 2009, Mendoza Plaza Shopping S.A. and Empalme S.A.I.C.F.A.y G. merged into Shopping Alto Palermo S.A. (Note 8.b) to the Consolidated Financial Statements).
(3)	As from July 1st, 2009 Shopping Alto Palermo S.A. merged into Alto Palermo S.A. (APSA) (Note 8.h)).
(4)	As from July 1st, 2009 Comercializadora Los Altos S.A. merged into Fibesa S.A. (Note 8.j)).
(5)	See Note 8.m.ii).
(6)	See Note 8.a).
(7)	Disclosed in Note 3.k).
(8)	See Note 8.m.iii).

ALTO PALERMO S.A. (APSA)

Other Investments

At June 30, 2010 and 2009

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Exhibit D

Items	Value as of 06.30.10	Value as of 06.30.09
Current
Mutual funds in foreign currency (2) (Exhibit G)	13,813	3,954
Mutual funds in local currency (2)	8,357	—
Mortgage bonds issued by Banco Hipotecario (Note 5)	242	—
Time deposits in local currency (3)	—	3,751
PRE 2009 bonds	—	10,108
PRO 2012 bonds	—	3,987

Total current	22,412	21,800

Non-Current
Undeveloped parcels of land:
- Beruti plot of land (Note 8.e))	52,934	52,715
- Caballito plot of land (Note 7.b))	36,745	36,741
- Patio Olmos (Note 8.c))	32,949	32,949
- Air Space Coto (Note 8.f))	13,188	13,188
- Torres Rosario plot of land	11,166	15,577
Other real estate	1,443	1,977
Share’s purchase advances (1) (Exhibit G)	56	56
Other investments	389	2,254

Total non-current	148,870	155,457

Total	171,282	177,257

(1)	Includes advances for purchase of Arcos del Gourmet S.A.’s shares (Note 8.a)).
(2)	Includes Ps. 7,427 considered cash equivalents in the Statement of Cash Flows.
(3)	Considered cash equivalents in the Statement of Cash Flows.

ALTO PALERMO S.A. (APSA)

Allowances and Provisions

At ended June 30, 2010 and 2009

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Exhibit E

Items	Balances as of beginning of year		Increases		Decreases	Carrying value as of 06.30.10	Carrying value as of 06.30.09
Deducted from assets:
Allowance for doubtful accounts	25,537	(1)	17,505	(3)	(8,107)	34,935	25,537
Allowance for mortgage receivables	2,208		—		—	2,208	2,208

Total as of 06.30.10	27,745		17,505		(8,107)	37,143	—

Total as of 06.30.09	24,468		3,794		(517)	—	27,745

Included in liabilities:
Provision for non-current contingencies	2,664	(2)	5,314	(3)	(590)	7,388	2,664

Total as of 06.30.10	2,664		5,314		(590)	7,388	—

Total as of 06.30.09	4,703		1,033		(3,072)	—	2,664

(1)	Ps. 7,101 corresponds to charges of the year disclosed in Exhibit H and Ps. 10,404 were incorporated by merger. See Note 8.h).
(2)	Ps. 3,189 corresponds to charges of the year disclosed in Exhibit H and Ps. 2,125 were incorporated by merger. See Note 8.h).
(3)	Corresponds to uses.

ALTO PALERMO S.A. (APSA)

Cost of leases and services and others

For the fiscal years beginning on July 1, 2009 and 2008

and ended June 30, 2010 and 2009

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Exhibit F

	06.30.10		06.30.09
Cost of leases and services
Expenses (Exhibit H)		109,208	58,492

Cost of leases and services		109,208	58,492

Cost of others
Inventory as of the beginning of the year		11,308	3,898
Purchases of the year (1)		1,426	7,644
Transfers	(3)	8,079	(2) 5,396
Incorporation by merger (Note 8.h))		254	—
Gain from recognition of inventories at net realizable value		1,162	—
Expenses (Exhibit H)		14	359
Inventory as of the end of the year (Note 3.d))		(21,915)	(11,308)

Cost of others		328	5,989

(1)	Corresponds to cost of goods for advertising events, which are disclosed as collective promotion fund receivable.
(2)	Ps. 5,306 corresponds to transfers from non-current investments.
(3)	Ps. 290 corresponds to transfers from fixed assets and Ps. 7,789 to transfers from non-current investments.

ALTO PALERMO S.A. (APSA)

Foreign Currency Assets and Liabilities

At June 30, 2010 and 2009

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Exhibit G

Items	Class	Amount of foreign currency (in thousands)	Prevailing exchange rate (1)	Total as of 06.30.10	Total as of 06.30.09
Assets
Current Assets
Cash and banks	USD	3,391	3.891	13,193	377
Cash and banks	Euros	331	4.769	1,581	1,749
Cash and banks	Pounds	2	5.819	9	3
Other investments, net	USD	3,550	3.891	13,813	3,954
Accounts receivable, net	USD	4,717	3.891	18,354	615
Accounts receivable, net	Uruguayan Pesos	349	0.187	65	—
Accounts receivable, net – Related parties	USD	369	3.931	1,450	—
Other receivables and prepaid expenses, net	USD	94	3.891	365	4,587
Other receivables and prepaid expenses, net with related parties	USD	12	3.931	49	—

Total Current Assets				48,879	11,285

Non-Current Assets
Other investments, net	USD	100	3.891	389	2,254
Accounts receivables, net	USD	123	3.891	479	—

Total Non-Current Assets				868	2,254

Total Assets as of 06.30.10				49,747	—

Total Assets as of 06.30.09				—	13,539

Liabilities
Current Liabilities
Trade accounts payable	USD	4,240	3.931	16,667	3,447
Trade accounts payable – Related parties	USD	89	3.931	350	—
Short-term debt	USD	11,151	3.931	43,834	28,361
Customers advances	USD	2,016	3.931	7,924	732
Other liabilities	USD	6,258	3.931	24,599	—

Total Current Liabilities				93,374	32,540

Non-Current Liabilities
Long-term debt	USD	169,867	3.931	667,747	615,979
Other liabilities	USD	845	3.931	3,322	—

Total Non-Current Liabilities				671,069	615,979

Total Liabilities as of 06.30.10				764,443	—

Total Liabilities as of 06.30.09				—	648,519

1)	Exchange rates as of June 30, 2010 according to Banco Nación Argentina records.

ALTO PALERMO S.A. (APSA)

Information required by Law N° 19.550, section 64, paragraph b)

For the fiscal years beginning on July 1, 2009 and 2008

and ended June 30, 2010 and 2009

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Exhibit H

Items	Total as of 06.30.10	Costs						Expenses		Total as of 06.30.09
		Other	Cost of leases and services	Expenses	Collective Promotion Fund	Expenses recovery	Subtotal	Administrative	Selling
Depreciation and amortization	82,225	—	79,181	—	—	—	79,181	—	3,044	44,582
Taxes, rates, contributions and services	20,303	11	240	22,897	2,302	(25,199)	251	8,289	11,763	14,254
Parking	11,582	—	11,582	—	—	—	11,582	—	—	6,302
Fees for Directors	21,840	—	—	—	—	—	—	21,840	—	1,398
Common area maintenance expenses	12,606	—	12,606	5,952	201	(6,153)	12,606	—	—	5,002
Salaries, bonuses and social security contributions	8,430	—	—	51,971	6,295	(58,266)	—	7,972	458	6,895
Allowance for doubtful accounts	7,101	—	—	—	—	—	—	—	7,101	3,794
Fees and payments for services	7,500	—	—	6,662	—	(6,662)	—	7,500	—	6,675
Charge for contingencies	3,189	—	3,189	—	—	—	3,189	—	—	1,033
Maintenance, repairs, cleaning and security	2,417	3	2,320	35,732	239	(35,971)	2,323	94	—	1,400
Commissions	1,048	—	—	—	—	—	—	—	1,048	393
Bank charges	696	—	—	—	—	—	—	696	—	476
Training and events expenses	2,564	—	—	—	—	—	—	—	2,564	210
Personnel expenses	752	—	1	2,471	233	(2,704)	1	751	—	604
Rental	851	—	—	2,225	95	(2,320)	—	851	—	705
Insurance	426	—	—	1,102	27	(1,129)	—	426	—	244
Regulatory authority expenses	432	—	—	—	—	—	—	432	—	209
Damage, costs and expenses	89	—	89	—	—	—	89	—	—	91
Advertising	292	—	—	16	35,102	(35,118)	—	—	292	34
Indemnity	52	—	—	—	—	—	—	—	52	6
Stationery	55	—	—	1,396	57	(1,453)	—	55	—	35
Freight and transportation	27	—	—	442	104	(546)	—	27	—	26
Other services	—	—	—	486	1	(487)	—	—	—	—
Others	393	—	—	840	(88)	(752)	—	393	—	661
Expenses recovery	—	—	—	(132,192)	(44,568)	176,760	—	—	—	—

Total as of 06.30.10	184,870	14	109,208	—	—	—	109,222	49,326	26,322	—

Total as of 06.30.09	—	359	58,492	—	—	—	58,851	23,550	12,628	95,029

ALTO PALERMO S.A. (APSA)

Breakdown by maturity date of investments, receivables and liabilities

Balance Sheets as of June 30, 2010 and June 30, 2009

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Exhibit I

	06.30.10							06.30.09
	Other investments, net (7)	Accounts receivable, net (1)	Other receivables and prepaid expenses, net (3)	Trade accounts payable (6)	Customer advances (5)	Short-term and long-term debt (2)	Other liabilities (4) (8)	Other investments, net	Accounts receivable, net	Other receivables and prepaid expenses, net	Trade accounts payable	Customer advances	Short-term and long-term debt	Other liabilities (4)
No fixed term	—	350	1,494	—	1,806	—	25,930	—	100	2,329	—	—	91	22,639
Past due	—	19,117	—	20,422	—	—	—	—	11,049	—	10,085	1,708	—	—
To mature
In three months	22,412	103,810	44,192	46,117	29,540	867	45,210	21,800	73,355	56,086	35,507	14,239	150,249	37,539
Between three and six months	—	14,350	2,748	30	18,301	34,512	43,489	—	14,085	2,956	—	8,406	10,748	13,865
Between six and nine months	—	7,926	2,010	—	17,522	8,002	3,133	—	4,650	708	—	8,406	35,295	9,458
Between nine and twelve months	—	3,444	1,984	—	10,227	101,166	1,860	—	3,058	706	—	8,406	(208)	5,600
Between one and two years	—	427	450	45	26,663	42,843	5,777	—	694	8,685	—	18,277	39,158	2,009
Between two and three years	—	107	212	46	13,031	(483)	2,475	—	118	90	—	7,541	39,257	2,473
Between three and four years	—	113	54	4	4,606	(483)	16,545	—	46	18	—	2,424	(484)	4,558
In greater than four years	—	248	86	—	23,881	636,268	21,502	—	68	4,755	—	6,213	614,045	22,063
Total to mature	22,412	130,425	51,736	46,242	143,771	822,692	139,991	21,800	96,074	74,004	35,507	73,912	888,060	97,565
Total with fixed term	22,412	149,542	51,736	66,664	143,771	822,692	139,991	21,800	107,123	74,004	45,592	75,620	888,060	97,565
Total	22,412	149,892	53,230	66,664	145,577	822,692	165,921	21,800	107,223	76,333	45,592	75,620	888,151	120,204

(1)	Does not accrue interest, except for Ps. 717 that accrue interest at a variable market rate.
(2)	Includes Ps. 756,110 that accrue interest at a fixed rate and Ps. 55,811 that accrue interest at a variable market rate.
(3)	Includes Ps. 25,961 that accrue interest at a variable rate and Ps. 1,391 that accrue interest at a fixed rate.
(4)	Corresponds to salaries and social security payable, taxes payable, other liabilities and provisions.
(5)	Includes Ps. 2,851 that accrue interest at a variable rate.
(6)	Does not accrue interest.
(7)	Includes Ps. 22.171 that accrue interest at a variable market rate.
(8)	Does not accrue interest, except for Ps. 21,250 that accrue interest at a fixed rate and Ps. 13,918 that accrue interest at a variable rate

ALTO PALERMO S.A. (APSA)

BUSINESS HIGHLIGHTS AS OF JUNE 30, 2010

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

1.	Brief comments on the Company’s activities during the fiscal year, including references to significant situations occurred after the end of the year.

See detailed in the Report of the Directory.

2.	Consolidated Shareholders’ equity structure as compared with the four previous years.

	06.30.10	06.30.09	06.30.08	06.30.07	06.30.06
Current assets	596,862	514,356	591,234	727,845	213,704
Non-current assets	1,887,688	1,937,159	1,640,860	1,365,866	1,141,342

Total	2,484,550	2,451,515	2,232,094	2,093,711	1,355,046

Current liabilities	660,739	680,385	507,829	403,342	293,557
Non-current liabilities	862,508	882,713	798,109	795,034	224,658

Subtotal	1,523,247	1,563,098	1,305,938	1,198,376	518,215

Minority interest	132,343	122,559	78,000	71,428	29,990
Shareholders’ equity	828,960	765,858	848,156	823,907	806,841

Total	2,484,550	2,451,515	2,232,094	2,093,711	1,355,046

3.	Consolidated income structure as compared with the same fiscal year of the four previous years.

	06.30.10	06.30.09	06.30.08	06.30.07	06.30.06
Operating income	320,500	90,227	162,208	154,539	128,735
Net loss on equity investments	—	—	(14)	(679)	(679)
Amortization of goodwill, net	(1,645)	(1,531)	(2,202)	(4,366)	(4,740)
Financial results, net	(112,348)	(108,879)	(13,388)	(19,466)	(15,634)
Other income(expense), net	(3,304)	3,275	8,775	(3,347)	(9,762)

Income (loss) before taxes and minority interest	203,203	(16,908)	155,379	126,681	97,920

Income tax	(79,225)	(16,782)	(76,514)	(56,253)	(48,457)
Minority interest	(4,876)	11,630	1,105	(6,371)	(4,784)

Net income (loss) for the year	119,102	(22,060)	79,970	64,057	44,679

ALTO PALERMO S.A. (APSA)

4.	Statistical data as compared with the the four previous years.

Not applicable.

5.	Key ratios as compared with the four previous years.

	06.30.10	06.30.09	06.30.08	06.30.07	06.30.06
Liquidity
Current assets	596,862	514,356	591,234	727,845	213,704

Current liabilities	660,739	680,385	507,829	403,342	293,557
Ratio	0.90	0.76	1.16	1.80	0.73
Debt
Total liabilities	1,523,247	1,563,098	1,305,938	1,198,376	518,215

Shareholders’ equity	828,960	765,858	848,156	823,907	806,841
Ratio	1.84	2.04	1.54	1.45	0.64
Solvency
Shareholders’ equity	828,960	765,858	848,156	823,907	806,841

Total liabilities	1,523,247	1,563,098	1,305,938	1,198,376	518,215
Ratio	0.54	0.49	0.65	0.69	1.56
Non-Current Assets to total Assets
Non-current assets	1,887,688	1,937,159	1,640,860	1,365,866	1,141,342

Total assets	2,484,550	2,451,515	2,232,094	2,093,711	1,355,046
Ratio	0.76	0.79	0.74	0.65	0.84
Profitability
Net income (loss) for the year	119,102	(22,060)	79,970	64,057	44,679

Average shareholders’ equity	797,409	807,007	836,032	815,374	798,924
Ratio	0.15	(0.03)	0.10	0.08	0.06

6.	Brief comment on the future perspectives for the upcoming fiscal year.

See item 1.

ALTO PALERMO S.A. (APSA)

7.	Progress in complying with the IFRS implementation plan

On April 29, 2010, the Company’s Board of Directors approved a specific plan to implement the IFRS (International Financial Reporting Standards). As established in such plan, the Company will start training its personnel from its accounting and tax areas, and the personnel from most of its affiliates and related companies starting the upcoming quarter, planning to complete this training during the following year. On the other hand, after the actual filing of the annual financial statements ended June 30, 2010, it will start working on the initial process to diagnose differences in standards. It is estimated that this process will be carried out during the upcoming year.

As a result of monitoring the specific IFRS implementation plan, the Board of Directors has not become aware of any circumstance requiring amendments to such plan or indicating a potential departure from the proposed goals and terms.

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2010

1.	Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.	Significant changes in the Company’s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous fiscal years, or that could affect those to be filed in future fiscal years.

On July 1st, 2009, the merger between the Company and Shopping Alto Palermo S.A. became effective. (See Note 1 and Note 8.h)).

On December 22, 2009, the Company’s Board of Directors approved the sale, assignment and transfer of 80% of Tarshop S.A.’s capital stock. (See Note 8.m.iii)).

3.	Classification of receivables and liabilities.

a)	Past due receivables:

	06.30.10 Ps.	03.31.10 Ps.	12.31.09 Ps.	09.30.09 Ps.	Total Ps.
Accounts receivable, net	16,093	3,047	(31)	8	19,117

b)	Past due payable:

	06.30.10 Ps.	03.31.10 Ps.	12.31.09 Ps.	09.30.09 Ps.	Total Ps.
Trade accounts payable	12,938	2,692	668	4,124	20,422

c)	Receivables and liabilities with no fixed term:

06.30.10 Ps
Accounts receivable, net	350
Other receivables and prepaid expenses, net	1,494
Taxes payable	18,530
Customer advances	1,806
Provisions	7,388

(Continued)

d)	Current receivables to mature:

	09.30.10 Ps.	12.31.10 Ps.	03.31.11 Ps.	06.30.11 Ps.	Total Ps.
Accounts receivable, net	103,810	14,350	7,926	3,444	129,530
Other receivables and prepaid expenses, net	44,192	2,748	2,010	1,984	50,934

e)	Non-current receivables to mature:

	06.30.12 Ps.	06.30.13 Ps.	06.30.14 Ps.	06.30.15 Ps.	Total Ps.
Accounts receivable, net	427	107	113	248	895
Other receivables and prepaid expenses, net	450	212	54	86	802

f)	Current liabilities to mature:

	09.30.10 Ps.	12.31.10 Ps.	03.31.11 Ps.	06.30.11 Ps.	Total Ps.
Trade accounts payable	46,117	30	—	—	46,147
Customer advances	29,540	18,301	17,522	10,227	75,590
Short-term debt	867	34,512	8,002	101,166	144,547
Salaries and social security payable	11,646	—	1,441	—	13,087
Taxes payable	10,123	33,268	465	646	44,502
Other liabilities	23,453	10,221	1,227	1,214	36,115

g)	Non-current liabilities to mature:

	06.30.12 Ps.	06.30.13 Ps.	06.30.14 Ps.	06.30.15 Ps.	Total Ps.
Trade accounts payable	45	46	4	—	95
Customer advances	26,663	13,301	4,606	23,881	68,451
Long-term debt	42,843	(483)	(483)	636,268	678,145
Taxes payable	2,052	2,214	2,366	12,783	19,415
Other liabilities	3,725	261	14,179	8,719	26,884

4.	Classification of receivables and liabilities.

a)	Accounts receivable, net:

		Ps.
Current
Local currency	(1)	129,128
Foreign currency	(1)	19,869
Non-current
Local currency	(1)	416
Foreign currency	(1)	479

(1)	Does not accrue interest, except for Ps. 717 that accrue interest at a variable market rate.

b)	Other receivables and prepaid expenses, net:

Current
Local currency	(1)	50,763
Foreign currency		414
Non-current
Local currency	(1)	2,053

(1)	Includes Ps. 1,391 that accrue interest at a fixed rate and Ps. 25,961 that accrue interest at a variable market rate.

c)	Trade accounts payable:

Current
Local currency	(1)	49,552
Foreign currency	(1)	17,017
Non-current
Local currency	(1)	95

(1)	Does not accrue interest.

d)	Customer advances:

Current
Local currency	(1)	69,472
Foreign currency	(1)	7,924
Non-current
Local currency	(1)	68,181

(1)	Does not accrue interest, except for Ps. 2,851 that accrue interest at a variable market rate.

4.	(Continued)

e)	Short-term and long-term debt:

		Ps.
Current
Local currency	(1)	100,713
Foreign currency	(1)	43,834
Non-current
Local currency	(1)	10,398
Foreign currency	(1)	667,747

(1)	Includes Ps. 756,110 that accrue interest at a fixed rate and Ps. 55,811 that accrue interest at a variable market rate.

f)	Salaries and social security payable:

Current
Local currency	(1)	13,087

(1)	Does not accrue interest.

g)	Taxes payable:

Current
Local currency	(1)	44,503
Non-Current
Local currency	(1)	26,896

(1)	Does not accrue interest, except for Ps. 21,250 that accrue interest at a fixed rate.

h)	Other liabilities:

Current
Local currency	(1)	11,503
Foreign currency	(1)	24,599
Non-current
Local currency	(1)	23,574
Foreign currency	(1)	3,322

(1)	Does not accrue interest, except for Ps. 13,918 that accrue interest at a variable rate.

4.	(Continued)

i)	Provisions

Ps.
Non-Current
Local currency	(1)	7,388

(1)	Does not accrue interest.

5.	Related parties.

See Note 5 and Exhibit C to the Basic Financial Statements.

6.	Loans to directors.

See Note 5.

7.	Physical inventories of stock.

See Note 2.3 to the Basic Financial Statements.

8.	Current values.

See Notes 2.2 and 2.3 to the Basic Financial Statements.

9.	Appraisal revaluation of assets.

See Note 2.4 to the Basic Financial Statements.

10.	Obsolete unused fixed assets.

None.

11.	Equity interests in other companies in excess of that permitted by Section 31 of Law No. 19.550.

None.

12.	Recovery values.

Inventories and fixed assets, taken as a whole, do not exceed their estimated realizable value or their economic useful value.

13.	Insured assets.

Insured assets	Insured amounts	Accounting values	Risk covered
Abasto	375,326	158,016	Fire, full risk and dismissed profit
Alto Palermo S.A. (APSA)	198,001	134,863	Fire, full risk and dismissed profit
Mendoza Plaza	219,550	79,821	Fire, full risk and dismissed profit
Paseo Alcorta	185,931	69,664	Fire, full risk and dismissed profit
Alto Avellaneda	173,072	72,816	Fire, full risk and dismissed profit
Alto Rosario	189,266	78,743	Full risk, construction and assembly
Patio Bullrich	91,038	88,401	Fire, full risk and dismissed profit
Córdoba Shopping - Villa Cabrera	107,543	66,560	Fire, full risk and dismissed profit
Alto Noa	88,863	21,534	Fire, full risk and dismissed profit
Unique policy	15,000	—	Civil responsibility

The insurance amounts not include the land value and correspond to the reconstruction value of the building.

In our opinion, the above-described policies adequately cover current risks.

14.	Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholders’ equity.

See Exhibit E.

15.	Contingent situations at the date of the financial statements with probabilities of occurring that are not remote and whose effects on the equity of the Company have not been given accounting recognition.

None.

16.	Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

Not applicable.

17.	Unpaid accumulated dividends on preferred shares.

Not applicable.

18.	Restrictions on distribution of profits.

See Note 13 to Basic Financial Statements.

Autonomous City of Buenos Aires, September 8, 2010.

Saúl Zang Vice-President I
acting as President

Report of Independent Registered Public Accounting Firm

To the Shareholders, President and Board of Directors of

Alto Palermo S.A. (APSA)

C.U.I.T.: 30-52767733-1

Moreno 877 - 22° floor - Autonomous City of Buenos Aires

1.	We have audited the accompanying balance sheets of Alto Palermo S.A. (APSA) at June 30, 2010 and 2009, and the related statements of income, of changes in shareholders’ equity and of cash flows for the years then ended and the complementary notes 1 to 19 and exhibits A to I. Furthermore, we have audited the consolidated financial statements of Alto Palermo S.A. (APSA) and its subsidiaries for the years ended on June 30, 2010 and 2009, which are presented as complementary information. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

2.	We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and to form an opinion on the reasonableness of relevant information contained in the financial statements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We consider that our audits provide a reasonable basis for our opinion.

3.	In our opinion:

a)	the financial statements of Alto Palermo S.A. (APSA) set out in point 1. present fairly, in all material respects, its financial position at June 30, 2010 and 2009 and the results of its operations, the changes in its shareholders’ equity and its cash flows for the years then ended, in conformity with accounting principles generally accepted in Argentina approved by the Professional Council of Economic Sciences of the Autonomous City of Buenos Aires.

b)	the consolidated financial statements of Alto Palermo S.A. (APSA) and its subsidiaries set out in point 1. present fairly, in all material respects, their consolidated financial position at June 30, 2010 and 2009 and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in Argentina approved by the Professional Council of Economic Sciences of the Autonomous City of Buenos Aires.

4.	In accordance with current regulations we report that:

a)	the financial statements of Alto Palermo S.A. (APSA) and its consolidated financial statements have been transcribed to the “Inventory and Balance Sheet Book” and comply, as regards those matters that are within our competence, with the Corporations Law and pertinent resolutions of the National Securities Commission;

b)	the financial statements of Alto Palermo S.A. (APSA) arise from official accounting records carried in all formal respects in accordance with legal requirements that maintain the security and integrity conditions based on which they were authorized by the National Securities Commission;

c)	we have read the business highlights, except for the chapter entitled “Progress in the accomplishment of the IFRS implementation plan”, and the additional information to the notes to the financial statements required by sect. 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d)	at June 30, 2010, the debt accrued in favor of the Integrated Pension and Survivors’ Benefit System according to the accounting records and to the calculations performed by the Company amounted to Ps. 1,599,284, which was not claimable at that date.

Autonomous City of Buenos Aires, September 8, 2010.

PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Norberto Fabián Montero Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 167 Fº 179

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/s/ SAÚL ZANG
Name:	Saúl Zang
Title:	Responsible of Relationships with the markets

Dated: September 22, 2010.